     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 8, 1999


                                                      REGISTRATION NO. 333-72145
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------

                         TELEBANC FINANCIAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                          DELAWARE                                                    13-3759196
              (STATE OR OTHER JURISDICTION OF                                      (I.R.S. EMPLOYER
               INCORPORATION OR ORGANIZATION)                                    IDENTIFICATION NO.)

                           1111 NORTH HIGHLAND STREET

                           ARLINGTON, VIRGINIA 22201
                                 (703) 247-3700
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                           -------------------------

                                ARLEN W. GELBARD
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                         TELEBANC FINANCIAL CORPORATION
                           1111 NORTH HIGHLAND STREET
                           ARLINGTON, VIRGINIA 22201
                                 (703) 247-3700
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                 AREA CODE, OF REGISTRANT'S AGENT FOR SERVICE)
                           -------------------------
                                   COPIES TO:

                      STUART G. STEIN                                            ROBERT H. CRAFT, JR.
                     STEVEN A. MUSELES                                           SULLIVAN & CROMWELL
                   HOGAN & HARTSON L.L.P.                                   1701 PENNSYLVANIA AVENUE, N.W.
                555 THIRTEENTH STREET, N.W.                                     WASHINGTON, D.C. 20006
                   WASHINGTON, D.C. 20004                                           (202) 956-7500
                       (202) 637-5600

                           -------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this registration statement becomes effective.


    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]



    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]



    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                           -------------------------

                        CALCULATION OF REGISTRATION FEE



---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
       TITLE OF EACH CLASS                 AMOUNT             PROPOSED MAXIMUM        PROPOSED MAXIMUM           AMOUNT OF
          OF SECURITIES                    TO BE               OFFERING PRICE            AGGREGATE              REGISTRATION
        TO BE REGISTERED               REGISTERED(1)            PER SHARE(2)         OFFERING PRICE(2)              FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per
share(3).........................        4,370,000                $81.4375              $355,881,875             $98,935(4)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------



(1) Includes 570,000 shares issuable upon exercise of an option granted to the underwriters to cover over-allotments, if any.


(2) Estimated solely for the purpose of computing the amount of the registration fee, based on the average of the high and low prices for the Company's common stock as reported on the Nasdaq National Market on April 1, 1999 in accordance with Rule 457(c) under the Securities Act of 1933.


(3) The shares of Common Stock are not being registered for the purpose of sales outside the United States.


(4) $65,330 of this amount was paid with the filing of the Company's registration statement on February 11, 1999 and $4,170 of this amount was paid with the filing of amendment No. 1 to the Company's registration statement on March 19, 1999.

                           -------------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  Subject to Completion. Dated April 8, 1999.


                               3,800,000 Shares
                               [TELEBANC LOGO]
                                 Common Stock
                            ----------------------

     This is an offering of shares of common stock of TeleBanc Financial Corporation. This prospectus relates to an offering of 3,040,000 shares in the United States. In addition, 760,000 shares are being offered outside the United States in an international offering.

     Telebanc is offering 3,400,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 400,000 shares.


     Telebanc's common stock is traded on the Nasdaq National Market under the symbol "TBFC". On April 6, 1999, the last reported sale price for the common stock was $97.8125 per share.


     See "Risk Factors" beginning on page 3 to read about factors you should consider before buying shares of the common stock.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THESE SECURITIES ARE NOT DEPOSITS OR ACCOUNTS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                             ----------------------


                                                                   Per Share          Total
                                                                   ---------          -----
Initial price to public.....................................        $              $
Underwriting discount.......................................        $              $
Proceeds, before expenses, to Telebanc......................        $              $
Proceeds, before expenses, to the selling stockholders......        $              $


     The U.S. underwriters may, under certain circumstances, purchase up to an additional 456,000 shares from Telebanc at the initial public offering price less the underwriting discount. The international underwriters may similarly purchase up to an additional 114,000 shares.

                             ----------------------

     The underwriters expect to deliver the shares against payment in New York,
New York on                , 1999.

GOLDMAN, SACHS & CO.
                   BANCBOSTON ROBERTSON STEPHENS

                                      LEGG MASON WOOD WALKER
                                                 INCORPORATED
                                                    MERRILL LYNCH & CO.
                             ----------------------
                     Prospectus dated               , 1999.

[Samples of our advertising, including billboards, magazine, newspaper and internet ads, and a graphic displaying our web site. This selection contains graphics and text depicting our high rate, low fee product offerings.]

                         [PAGE FOR COVER PAGE GRAPHICS]

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and our financial statements in this prospectus. Telebanc is a savings and loan holding company that operates its business principally through two wholly owned subsidiaries, TeleBank, a federally chartered savings bank, and TeleBanc Capital Markets, Inc., a registered broker-dealer.

                         TELEBANC FINANCIAL CORPORATION

     We provide high value financial products and services primarily over the internet. We offer a wide range of FDIC-insured and other banking products and services with significantly higher rates and lower fees than traditional banks with brick-and-mortar branches.

     We have been providing branchless banking for ten years. With the advent of the internet, we have positioned ourselves to exploit its low cost distribution, increased functionality and broader reach. We believe that the low costs associated with delivering our products and services over the internet provide us with significant cost advantages over traditional banks that must support branch networks.

     Currently, approximately 60% of our customer contacts occur over the internet. Using our secure, comprehensive and customer friendly web site, individuals can open an account, transfer funds between accounts, view account balances, pay bills and compare our premium rates to national averages. Customers can deposit funds using direct deposit, wire or U.S. mail, and can withdraw cash from over 430,000 automated teller machines on the Cirrus(R) network worldwide. To support our products and services and build customer loyalty, we seek to provide superior customer service through our 24-hour call centers. We also offer a wide array of complementary products, including residential mortgage loans and fixed annuities, through mutually beneficial alliances with other companies that provide these products directly.

     Our comprehensive marketing plan targets customers in all 50 states who value the convenience and premium rates of our high value products. The four main initiatives of our marketing plan are national advertising through print, radio and online media, marketing alliances with popular web sites such as Yahoo! and E-Loan, affinity partnerships with national organizations such as Sam's Club and programs where our existing customers refer new customers to us. As of December 31, 1998, we had approximately 50,000 customer accounts, $2.3 billion in total assets and $1.1 billion in retail deposits. During 1998, our retail deposits and customer accounts grew 119% and 133%.

     Our executive offices are located at 1111 North Highland Street, Arlington, Virginia 22201, telephone (703) 247-3700. Telebank's web site address is www.telebankonline.com.

                                  THE OFFERING


The following information assumes that the
underwriters do not exercise the option granted
by Telebanc to purchase additional shares in the
offering. See "Underwriting". The amount of
shares to be outstanding after this offering
excludes 3,325,725 shares issuable upon exercise
of outstanding options and warrants.
Shares offered by Telebanc....          3,400,000
Shares offered by the selling
  stockholders................            400,000
Shares to be outstanding after
  the offering................         16,010,599
Nasdaq National Market
  symbol......................               TBFC
Use of proceeds...............       To invest as
  additional capital of Telebank to support
  further growth, to redeem subordinated debt and
  for general corporate purposes.


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                             (Dollars in thousands)

                                                YEAR ENDED DECEMBER 31,
                             --------------------------------------------------------------
                               1994        1995         1996          1997          1998
                               ----        ----         ----          ----          ----
STATEMENT OF OPERATIONS
  DATA:
Net interest income........    $4,695      $8,565       $10,985       $13,238       $19,805
Non-interest income........       175       3,777         2,756         4,093         7,564
Non-interest expenses......     3,656       6,240         9,075        10,142        22,078
Net income.................       540       2,720         2,552         4,217         1,375
Preferred stock
  dividends................        --          --            --           546         2,112(1)
Net income (loss) available
  to common
  stockholders.............       540       2,720         2,552         3,671          (737)(1)

                                                   AS OF DECEMBER 31,
                             --------------------------------------------------------------
                               1994        1995         1996          1997          1998
                               ----        ----         ----          ----          ----
STATEMENT OF FINANCIAL
  CONDITION DATA:
Total assets...............  $427,292    $553,943      $647,965    $1,100,352    $2,283,341
Loans receivable,
  mortgage-backed and
  investment securities....   403,650     522,935       615,390       972,254     2,166,959
Retail deposits............   212,411     306,500       390,486       522,221     1,142,385
Borrowings.................   192,003     215,901       218,967       509,523       906,790
Total stockholders'
  equity...................    17,028      21,565        24,658        45,824       113,435
OTHER:
Number of accounts.........     8,564      12,919        16,506        21,817        50,835

---------------
(1) Includes a $1.7 million non-recurring, non-cash charge related to a special preferred stock dividend paid in common stock, upon conversion of the preferred stock. This amount is based on the fair market value of the common stock at the time the dividend was paid.

                                  RISK FACTORS

     You should consider carefully the following risks before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

                             INCREASED GENERAL AND
ADMINISTRATIVE EXPENSES, INCLUDING INCREASED MARKETING EXPENSES, MAY REDUCE OUR
                                 PROFITABILITY

     In 1998, we increased our marketing expenses in our effort to establish Telebank as the premier national provider of high value banking products through the internet. This resulted in a $4.0 million increase in advertising and marketing expenses in 1998. In addition, as a result of our rapid growth, compensation costs increased $2.9 million, or 59.2%, for the year ended December 31, 1998. We expect to continue to pursue an aggressive brand building and growth strategy, and expect 1999 marketing expenditures to range from three to six times 1998 marketing expenditures. These expenses may not be matched by corresponding increases in revenue, which would result in a reduction in our earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of operations -- Year ended December 31, 1998 compared to year ended December 31, 1997 -- Non-interest expenses".

                           CHANGES IN INTEREST RATES
                          MAY REDUCE OUR PROFITABILITY

     Our results of operations depend in large part upon the level of our net interest income, that is, the difference between interest income from interest-earning assets, such as loans and mortgage-backed securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. If we are unsuccessful in managing the effects of changes in interest rates, our financial condition and results of operations could suffer.

     Changes in market interest rates could reduce the value of our financial assets. Fixed-rate investments, mortgage-backed and related securities and mortgage loans generally decline in value as interest rates rise. We simulated the effect as of December 31, 1998 that a hypothetical instantaneous 1.0% rise in interest rates would have on our company. Based on this simulation analysis, we estimated such an increase in interest rates would cause the fair value of equity to decrease by 9.0%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest rate sensitivity management".

                      OUR OPERATIONS ARE MORE SENSITIVE TO
                     PRICE AND TECHNOLOGY COMPETITION THAN
                      TRADITIONAL FINANCIAL SERVICES FIRMS

     Because we rely on remote access tools such as the internet and telephone, our customers may be more price sensitive and more willing to try new technologies than customers of typical financial services firms, which rely on branches and face-to-face customer service. Consequently, the following competitive factors are of particular importance to our profitability:

     - price competition for deposits and borrowings;
     - introduction of new products by us and our competitors;
     - changes in the mix of products and services we sell; and
     - the level of use of the internet and on-line services.

 IF OUR APPLICATION FOR THE SERVICEMARK IS CHALLENGED, WE MAY LOSE THE RIGHT TO
                         USE THE "TELEBANK" BRAND NAME

     Our success in introducing new financial products and services through the internet, telephone and automated teller machines and attracting new customers will depend in part upon our ability to increase awareness of the Telebank brand. We currently do not own a federal registration for the servicemark "Telebank", although an application is pending. If a competitor successfully challenges our ability to use the name "Telebank", we could lose the right to use the "Telebank" brand name and the benefits of the brand awareness we have developed.

          OUR STRATEGY DEPENDS ON CUSTOMER ACCEPTANCE OF THE INTERNET
                           AND OTHER NON-TRADITIONAL
                 MEANS OF DELIVERING OUR PRODUCTS AND SERVICES

     Since we rely on the internet, telephone and automated teller machines to offer our financial products and services, our branchless banking strategy differs from that of traditional financial institutions. Our future revenues and profits will depend, in substantial part, upon customer acceptance of and demand for these means of delivering financial products and services. The market for financial products and services through the internet is new and evolving, and the degree to which customers will use it for their financial transactions is not yet fully determined. Our customer base will grow only if consumers who have historically used traditional means of banking begin to use our electronic services for this purpose.

    RAPIDLY CHANGING TECHNOLOGIES MAY CAUSE US TO DELAY INTRODUCTION OF NEW PRODUCTS, SERVICES AND ENHANCEMENTS, WHICH MAY RESULT IN A LOSS OF EXISTING
                CUSTOMERS OR A FAILURE TO ATTRACT NEW CUSTOMERS

     Our future success will depend on our ability to adapt to rapidly changing technologies. We also will have to enhance existing products and services and develop and introduce a variety of new products and services to address our customers' changing demands. We may experience technological difficulties that could delay or prevent the successful design, development, introduction or marketing of our products and services. Material delays in introducing new products and services and enhancements may cause customers to forego purchases of our products and services and purchase those of our competitors.

                    SYSTEM NETWORKS COULD FAIL, WHICH COULD
                         ADVERSELY AFFECT OUR BUSINESS


     Our computer systems and network infrastructure may be vulnerable to unforeseen problems. Our operations depend on our ability to protect our computer equipment against damage from fire and water, power loss, telecommunications failure or a similar unexpected adverse event. Customers may become dissatisfied by any system failure that interrupts our ability to provide our services to them. Sustained or repeated system failures would reduce the attractiveness of the services which we provide. Slower response time or system failures may also result from straining the capacity of our software or hardware due to an increase in the volume of services delivered through our servers. To the extent that we do not effectively address any capacity constraints or system failures, our customers could seek other providers of banking services. From January 1, 1998 through the date of this offering, we have experienced three application and/or hardware failures. Specifically, during this time period, the following individual events occurred:



- customer ATM access was disrupted for approximately one day;



- our web site was inoperable for approximately one hour; and



- our automated telephone banking system was inaccessible for approximately 11 consecutive days.


  OUR SECURITY COULD BE BREACHED, WHICH COULD DAMAGE OUR REPUTATION AND DETER
                       CUSTOMERS FROM USING OUR SERVICES

     We must protect our computer systems and network from physical break-ins, security breaches and other disruptive problems caused by the internet or other users. Computer break-ins could jeopardize the security of information stored in and transmitted through our computer systems and network, which would likely adversely affect our ability to retain or attract customers, could damage our reputation and could subject us to litigation. Although we intend to continue to implement security technology and establish operational procedures to prevent break-ins, damage and failures, these security measures may fail. To date, we have not experienced any known security breaches that compromised either customer data or our network; however, we cannot assure you that we will not experience any security breaches in the future.


WE OUTSOURCE MANY ESSENTIAL SERVICES TO THIRD-PARTY PROVIDERS WHO MAY TERMINATE
     THEIR AGREEMENTS WITH US, RESULTING IN INTERRUPTIONS TO OUR OPERATIONS

     We receive, and will continue to receive, essential technical and customer service support from third-party providers. These third-party providers provide check processing, check imaging, internet processing, internet software, home page hosting and statement rendering services. We expect to use third-party providers for additional services in the future. Our current agreements with each of these service providers may be canceled without cause by either party upon specified notice periods, and future agreements may contain similar clauses. If one of our third-party service providers terminates its agreement with us, we may not be able to enter into a new agreement on similar terms, and our operations may be interrupted. If an interruption were to continue for a significant period of time, we could lose customers to other providers.

                        COMPETITION WITH OTHER FINANCIAL
                     INSTITUTIONS MAY CAUSE US TO INCREASE
                        MARKETING EXPENSES, RESULTING IN
                             REDUCED PROFITABILITY

     We face intense competition in the financial services industry from providers of direct-marketed savings and investment products and other internet-based financial institutions. Additionally, because there are few barriers to market entry, traditional, branch-based and other financial services companies may be able to adopt business strategies similar to ours with relative ease. Many of the financial institutions with which we currently compete or may compete in the future have significantly greater capital and management resources, longer operating histories, greater brand recognition and larger customer bases. Increased competition could cause us to increase marketing expenses, resulting in reduced profitability. See "Business -- Competition".

                     IF OUR KEY MANAGEMENT PERSONNEL LEAVE
                       OUR COMPANY, OUR BUSINESS COULD BE
                               ADVERSELY AFFECTED

     Our future success depends to a significant extent on the continued services of our key senior management, including Mitchell H. Caplan, Vice Chairman of the Board of Directors, Chief Executive Officer and President and Laurence P. Greenberg, Executive Vice President and Chief Marketing Officer. We have no employment agreements with these executives and do not maintain "key person" life insurance policies. The loss of the services of either of these individuals or other key employees would likely have a material adverse effect on our business.

    OUR EXISTING STOCKHOLDERS HAVE SIGNIFICANT CONTROL OF OUR MANAGEMENT AND
                   AFFAIRS, WHICH THEY COULD EXERCISE AGAINST
                              YOUR BEST INTERESTS

     Upon completion of the offering, David A. Smilow, Chairman of the Board, Mr. Caplan, our Employee Stock Ownership Plan, of which Messrs. Smilow and Caplan are trustees, and our directors and executive officers as a group will beneficially own 21.9% of our outstanding common stock. As a result, Messrs. Smilow and Caplan and our directors and executive officers as a group can exercise significant control over our management and affairs, including the election of directors and the determination of all other matters requiring stockholder approval. Collectively, they will have the power to block business combinations under our certificate of incorporation and bylaws. Accordingly, this concentration of ownership may have the effect of delaying or preventing a change of control of our company that may be in your best interests. See "Principal and Selling Stockholders".

     In addition, provisions of our certificate of incorporation and our bylaws, as well as federal banking and Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to stockholders. These provisions include:

     - a staggered board of directors;

     - advance notice procedures for nomination of directors and for stockholder proposals;

     - limits on the ability of stockholders to call special meetings;

     - super-majority board or stockholder approval for change of control; and

     - limitations on control share acquisitions.

  FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD ADVERSELY AFFECT
                       OUR STOCK PRICE AND OUR ABILITY TO
                       RAISE FUNDS IN NEW STOCK OFFERINGS


     If our stockholders sell substantial amounts of common stock in the public market following this offering, including shares issued upon the exercise of outstanding options and warrants, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of the offering, we will have 16,010,599 shares of common stock outstanding, assuming no exercise of outstanding options or warrants as of March 30, 1999. 4,961,264 of these shares constitute "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933 and may be sold in compliance with Rule 144. Of these shares, 2,658,351 are subject to the 180-day lock-up period described below.



     As of the date of this prospectus, holders of 2,098,144 of these shares have rights to require us to register their shares for sale with the SEC. By exercising their registration rights and causing a large number of shares to be sold in the public market, these stockholders may cause the market price of the common stock to fall. In addition, if they demand to include their shares in one of our registration statements, our ability to raise needed capital could be adversely effected. Our company, our directors and officers and some of our other stockholders who will beneficially own, collectively, 3,938,905 shares of common stock after this offering, have agreed not to offer or sell any shares of common stock for 180 days following the date of this prospectus without prior written consent from the underwriters. We may, however, issue shares of common stock pursuant to employee stock option plans, upon conversion of outstanding securities or in connection with acquisitions, business combinations or strategic investments.



     As of March 30, 1999, there were outstanding options to purchase 2,548,549 shares of common stock and warrants to acquire 777,176 shares of common stock. The common stock underlying these options and warrants will be eligible for sale in the public market from time to time subject to vesting and other requirements. The stock options and warrants generally have exercise prices significantly below the current market price of our common stock. The possible sale of a significant number of these shares may cause the market price of our common stock to fall.



   IF WE DO NOT DEPLOY OUR NEW CAPITAL EFFECTIVELY, OUR RETURN ON EQUITY MAY
                   NEGATIVELY AFFECT THE VALUE OF YOUR STOCK



     We will not be able to deploy the increased capital from this offering immediately. Our ability to profitably leverage our new capital will be significantly affected by industry competition for loans and deposits. Until we can leverage our new capital to increase interest-earning assets, we expect our return on equity to be below the industry average, which may negatively affect the value of your stock.


 THE ABILITY OF OUR SUBSIDIARY, TELEBANK, TO PAY DIVIDENDS TO US IS RESTRICTED

     We have never paid cash dividends on our common stock, and we do not intend to pay cash dividends on our common stock for the foreseeable future. Our ability to pay dividends to our stockholders is derived primarily from, and dependent upon, our ability to receive dividends from our subsidiary, Telebank. We historically have received dividends from Telebank only if funds are needed to cover our operating expenses, to pay interest on our debt and to pay dividends to any preferred stockholders. Telebank is subject to substantial regulatory restrictions on its ability to pay dividends to us.

     Under current Office of Thrift Supervision capital distribution regulations, as long as Telebank meets the Office of Thrift Supervision capital requirements before and after the payment of dividends, Telebank may pay dividends to us without prior Office of Thrift Supervision approval in an amount equal to its net income to date over the calendar year, plus retained net income over the preceding two years.

     In addition, the Office of Thrift Supervision has discretion to prohibit any otherwise permitted capital distribution on general safety and soundness grounds, and must be given 30 days' advance notice of all capital distributions, during which time it may object to any proposed distribution. As of December 31, 1998, Telebank had approximately $21.7 million available for payment of dividends under applicable restrictions without regulatory approval. There can be no assurance that such amounts can or will be paid to us as dividends.

  PROBLEMS RELATED TO THE YEAR 2000 ISSUE COULD ADVERSELY AFFECT OUR BUSINESS

     The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. The failure to correct any such programs or hardware could result in system failures or miscalculations causing disruptions of our operations, including a temporary inability to process transactions or engage in similar normal business activities. For further information regarding our efforts to handle the year 2000 issue, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 readiness disclosure statement".

                                USE OF PROCEEDS


     We estimate our net proceeds from the sale of the 3,400,000 shares of common stock we are offering to be $315.9 million at the initial price to the public of $97.8125 per share, after deducting the underwriting discount and estimated offering expenses. If the underwriters exercise their over-allotment option in full, then our net proceeds will be $369.0 million.


     We will use $18.3 million of proceeds to redeem $17.3 million face amount of subordinated debt after May 1, 1999, including a 5.75% premium. This debt bears interest at 11.5% and matures on May 1, 2004. We will use $13.7 million of proceeds to redeem $13.7 million face amount of subordinated debt bearing interest at 9.5% and maturing on March 31, 2004.


     We intend to use approximately $258.9 million of the proceeds to invest as additional capital of Telebank. Telebank intends to use the additional capital to purchase whole loans and mortgage-backed and other securities. Based on its historical operations, Telebank expects that it would use approximately 50% of the funds to purchase whole loans and the remainder to purchase mortgage-backed and other securities. We intend to use the balance of the proceeds, approximately $25.0 million, for general corporate purposes, including investments in strategic partnerships and future growth.


                          PRICE RANGE OF COMMON STOCK

     Our common stock has been quoted on the Nasdaq National Market under the symbol TBFC since July 21, 1998. Prior to that time, the common stock was traded in the over-the-counter market under the same symbol.

     The following table sets forth, for the periods indicated, the range of high and low closing sale prices per share of common stock, as reported in the over-the-counter market through July 21, 1998 and on the Nasdaq National Market after that date.


PERIOD                                                          HIGH        LOW
------                                                          ----        ---
1997
First Quarter...............................................  $  8.500    $ 6.000
Second Quarter..............................................     8.750      6.250
Third Quarter...............................................     9.500      7.750
Fourth Quarter..............................................     9.375      8.500
1998
First Quarter...............................................  $ 10.625    $ 8.500
Second Quarter..............................................    14.000      9.000
Third Quarter (through July 21, 1998).......................    19.750     13.000
Third Quarter (from July 22, 1998)..........................    24.750     12.375
Fourth Quarter..............................................    35.625      8.125
1999
First Quarter...............................................  $ 83.438    $30.375
Second Quarter (through April 6, 1999)......................  $100.000    $83.875



     On April 6, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $97.8125 per share.


                                DIVIDEND POLICY

     We have never paid or declared any cash dividends on our common stock and we do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to fund the development and growth of our business.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization at December 31, 1998 on an actual basis and as adjusted to give effect to the sale of common stock in this offering and the use of the net proceeds to redeem subordinated debt, assuming that the underwriters do not exercise their over-allotment option. See "Use of Proceeds". This table excludes 3,044,082 shares of common stock issuable upon exercise of stock options and warrants, at a weighted average exercise price of $7.02. You should read this information together with the consolidated financial statements and notes beginning on page F-1.


                                                                 DECEMBER 31, 1998
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                               ------     -----------
                                                              (Dollars in thousands)
Subordinated debt, net......................................  $ 29,855     $     --
Corporation -- obligated manditorily redeemable capital
  securities of subsidiary trust............................    35,385       35,385
Stockholders' equity:
  Preferred stock, $.01 par value, 500,000 shares
     authorized; none issued and outstanding................        --           --
  Common stock, $.01 par value, 29,500,000 shares
     authorized; 12,388,242 shares issued and outstanding,
     actual; 15,788,242 shares issued and outstanding, as
     adjusted...............................................       123          157
Additional paid-in capital..................................   103,194      419,061
Unearned ESOP shares........................................    (2,578)      (2,578)
Retained earnings...........................................    10,819       10,819
Unrealized gain on securities available for sale, net of
  tax.......................................................     1,877        1,877
                                                              --------     --------
     Total stockholders' equity.............................   113,435      429,336
                                                              --------     --------
       Total capitalization.................................  $178,675     $464,721
                                                              ========     ========

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following table presents our selected statement of operations data and statement of financial condition data on a consolidated basis for each of the five years in the period ended December 31, 1998. The selected historical consolidated financial data presented below for each of the years ended December 31, 1994 through 1998 are derived from our audited consolidated financial statements and notes. You should read this data together with our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                              YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------------------
                                                                1994       1995       1996        1997         1998
                                                                ----       ----       ----        ----         ----
                                                                       (In thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Interest income.............................................  $ 22,208   $ 40,511   $ 45,800   $   59,301   $  100,110
Interest expense............................................    17,513     31,946     34,815       46,063       80,305
                                                              --------   --------   --------   ----------   ----------
Net interest income.........................................  $  4,695   $  8,565   $ 10,985   $   13,238   $   19,805
Provision for loan losses...................................       492      1,722        919          921          905
Non-interest income.........................................       175      3,777      2,756        4,093        7,564
Non-interest expenses:
  Selling, general and administrative expenses..............     3,503      5,561      8,375        9,042       19,819
  Other non-interest expenses...............................       153        679        700        1,100        2,259
                                                              --------   --------   --------   ----------   ----------
Income before income tax expense and minority interest......  $    722   $  4,380   $  3,747   $    6,268   $    4,386
Income tax expense..........................................       182      1,660      1,195        1,657        1,649
Minority interest in subsidiary(1)..........................        --         --         --          394        1,362
                                                              --------   --------   --------   ----------   ----------
Net income..................................................  $    540   $  2,720   $  2,552   $    4,217   $    1,375
Preferred stock dividends...................................        --         --         --          546        2,112(2)
                                                              --------   --------   --------   ----------   ----------
Net income (loss) available to common stockholders..........  $    540   $  2,720   $  2,552   $    3,671   $     (737)(2)
                                                              ========   ========   ========   ==========   ==========
Earnings per share:
  Basic.....................................................  $   0.16   $   0.66   $   0.62   $     0.84   $    (0.09)(2)
  Diluted...................................................  $   0.16   $   0.66   $   0.58   $     0.57   $    (0.09)(2)
Weighted average shares:
  Basic.....................................................     3,498      4,099      4,099        4,383        7,840
  Diluted...................................................     3,498      4,104      4,406        7,411        7,840

                                                                                 AS OF DECEMBER 31,
                                                              --------------------------------------------------------
                                                                1994       1995       1996        1997         1998
                                                                ----       ----       ----        ----         ----
                                                                               (Dollars in thousands)
STATEMENT OF FINANCIAL CONDITION DATA:
Total assets................................................  $427,292   $553,943   $647,965   $1,100,352   $2,283,341
Loans receivable, net.......................................   154,742    248,492    351,821      540,704      904,854
Mortgage-backed securities(3)...............................   236,464    234,385    184,743      340,313    1,041,747
Investment securities.......................................    12,444     40,058     78,826       91,237      220,358
Retail savings and certificates of deposit..................   212,411    306,500    390,486      522,221    1,142,385
Advances from the FHLB......................................    96,000    105,500    144,800      200,000      472,500
Securities sold under agreements to repurchase..............    79,613     93,905     57,581      279,909      404,435
Trust preferred securities(4)...............................        --         --         --        9,572       35,385
Total stockholders' equity..................................    17,028     21,565     24,658       45,824      113,435
OTHER FINANCIAL AND OPERATING DATA:
Return on average total assets..............................      0.17%      0.53%      0.42%(5)       0.52%       0.10%
Return on average stockholders' equity......................      3.17%     14.10%     11.46%(5)      10.53%       2.07%
Selling, general and administrative expenses to total
  assets....................................................      0.82%      1.00%      1.29%(5)       0.82%       0.87%
Number of deposit accounts..................................     8,564     12,919     16,506       21,817       50,835
CAPITAL RATIOS OF TELEBANK:
Core........................................................      6.27%      5.31%      5.08%        5.06%        5.57%
Tangible....................................................      6.35%      5.36%      5.07%        5.06%        5.57%
Total capital...............................................     15.96%     11.74%     10.41%       11.91%       13.40%

---------------
(1) Minority interest reflects expense related to payments on trust preferred securities issued by TeleBanc Capital Trust I and TeleBanc Capital Trust II. TeleBanc Capital Trust I and TeleBanc Capital Trust II are business trusts formed for the purpose of issuing trust preferred securities and investing the proceeds in subordinated debentures issued by Telebanc.

(2) Pursuant to a conversion agreement dated May 15, 1998, 29,900 of our outstanding shares of preferred stock converted to 2,399,479 shares of common stock upon consummation of our July 1998 equity offering. In addition, upon the conversion, we issued a special dividend in the amount of 119,975 shares of common stock to the holders of the preferred stock. In connection with the special dividend, we recorded a $1.7 million non-recurring, non-cash charge related to the additional preferred stock dividend payable in common stock, based on the fair market value of the common stock at the time the dividend was paid.

(3) Includes mortgage-backed securities available-for-sale and trading.

(4) Consists of trust preferred securities of TeleBanc Capital Trust I and TeleBanc Capital Trust II. See Note 14 to the consolidated financial statements.

(5) Includes one-time pre-tax charge of $1.7 million, $1.1 million after tax, to recapitalize the Savings Association Insurance Fund. Without giving effect to the charge, return on average assets, return on average stockholders' equity, and selling, general and administrative expenses to total assets for 1996 were 0.61%, 16.50% and 1.03%.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                    OVERVIEW

     We provide high value financial products and services primarily over the internet. By avoiding the costs of brick-and-mortar branches, we offer significantly higher rates and lower fees on our FDIC-insured and other banking products and services than traditional banks. Our branchless structure allows us to deliver these services worldwide through the convenient anytime, anywhere access of the internet, telephone and automated teller machines, or ATMs.

     Our revenue consists of interest income and, to a lesser degree, non-interest income, which includes income primarily from services and gains on the sale of loans and securities. Our net interest income is the difference between the rates of interest earned on our loans and other interest-earning assets and the rates of interest paid on our deposits and borrowed funds. An indicator of an institution's profitability is its net interest margin or net yield on interest-earning assets, which is its annualized net interest income divided by the average balance of interest-earning assets. Fluctuations in interest rates as well as volume and composition changes in interest-earning assets and interest-bearing liabilities may materially affect net interest income.

     Our asset acquisition strategy is to purchase pools of one- to four-family first lien mortgages and mortgage-related securities. We do not currently originate loans. We believe that by purchasing a seasoned and geographically diverse mortgage loan portfolio, we reduce expenses related to loan acquisition and are better able to actively manage our credit quality risk.

     We actively monitor our net interest rate sensitivity position. Effective interest rate sensitivity management seeks to ensure that net interest income and the market value of equity are protected from the impact of changes in interest rates. To this end, we have established an asset-liability committee and implemented a risk measurement guideline employing market value of equity and gap methodologies and other measures. In an effort to manage interest rate exposure, we use various hedging techniques such as caps, floors, interest rate swaps, futures and financial options.

     In 1998, we implemented a strategy to build the "Telebank" brand name by expanding the marketing of our high value financial products, superior customer service and anytime, anywhere convenience. We believe that associating our brand name with our services and delivery channels will enable us to attract a growing number of customers who are increasingly relying on alternative channels for the delivery of their financial services. In pursuing this strategy, we increased our marketing expenditures significantly to implement a targeted, national advertising campaign and marketing initiative. We plan to continue this strategy to further strengthen the "Telebank" brand. See "-- Results of operations -- Year ended December 31, 1998 compared to year ended December 31, 1997 -- Non-interest expenses".

  DIRECT FINANCIAL CORPORATION ACQUISITION


     On August 10, 1998, we acquired Direct Financial Corporation, the thrift holding company of Premium Bank, F.S.B. This acquisition presented an opportunity to acquire a financial services company employing a direct marketing strategy similar to ours. Premium Bank operated from a single branch in New Jersey, and its deposit base was concentrated in the mid-Atlantic region of the United States. We are using Premium Bank's former office as a back-up call center and operations center pending a final systems conversion of Premium Bank, expected to be completed in June 1999. We paid approximately $22.3 million cash in the transaction. At the time of the acquisition, Direct Financial Corporation had $307.1 million in deposits and 19,263 accounts.

                             RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     INTEREST INCOME. Total interest income increased by $40.8 million, or 68.8%, to $100.1 million for the year ended December 31, 1998 from $59.3 million for the year ended December 31, 1997. A portion of this increase was caused by a $16.8 million increase in interest income from mortgage-backed and related securities. This increase in income from mortgage-backed and related securities is primarily volume-related, as we increased our securities portfolio significantly in 1998 following the completion of our securities offerings and the acquisition of Direct Financial Corporation. We also increased our mortgage loan portfolio, which generated a $16.5 million, or 47.6%, increase in interest income on mortgage loans to $51.2 million in 1998 from $34.7 million in 1997. The increase in the portfolio of interest-earning assets was slightly offset as a result of a decline in the yield on our interest-earning assets to 7.28% during 1998 from 7.70% during 1997, primarily due to overall declines in market interest rates during the year. Additionally, interest income from investment securities available for sale increased by $4.2 million during 1998 reflecting an $83.7 million increase in the average balance of such securities, slightly offset by a 0.09% decrease in the yield.

     INTEREST EXPENSE. Total interest expense increased by $34.2 million from $46.1 million in 1997 to $80.3 million in 1998, an increase of 74.2%. This increase is almost entirely volume-driven, as the average interest cost of liabilities decreased during 1998. The significant increase in retail deposits during 1998 caused interest expense on retail deposits to increase $19.0 million, or 73.4%, from $25.9 million in 1997 to $44.9 million in 1998. The cost of our interest-bearing liabilities decreased from 6.21% in 1997 to 6.08% in 1998, due to declining interest rates during 1998. We saw the majority of this decrease in our short-term borrowings, while the cost of our deposits declined only two basis points from 6.00% to 5.98%. Also during 1998, we initiated a brokered callable certificate of deposit program. The average balance of these deposits was $54.5 million in 1998, and the average rate paid was 6.68%.

     LOAN LOSS PROVISION. The provision for loan losses is the annual cost of providing an allowance for estimated losses in the loan portfolio. The provision reflects management's judgment as to the reserve necessary to absorb loan losses based upon our assessment of a number of factors, including delinquent loan trends and historical loss experience, current economic conditions, the mix of loans in our portfolio, and our internal credit review process.

     The provision is determined in part by applying a range of expected loss ratios to the applicable type of loan. Expected loss ratios range between 0.2% and 2.0% depending upon asset type, loan to value and current market and economic conditions. The expected loss ratios are based on historical loss experience adjusted upward to reflect industry loss experience for similar asset types.

     Also considered in the calculation of the loan loss provision is the positive impact of loans acquired that have seller or third party credit enhancements. Reserves are not provided for loans in which the credit enhancements amount exceeds the amount of reserves that would otherwise be required. As of December 31, 1998, $43.1 million of loans contained credit enhancements which did not require additional reserves. In addition, we have purchased certain loans with an expectation that all contractual payments of the loans will not be collected. Discounts attributable to credit issues are tracked separately, netted against the loan balance, and not included as a component of the allowance for loan losses.

     As a result of management's loan loss allowance process, the provision for loan losses decreased slightly to $905,000 for the year ended December 31, 1998, compared to $921,000 for the year ended December 31, 1997.

     The primary factor impacting the amount of the 1998 loan loss provision was the significant increase in the loan portfolio. Asset quality, as demonstrated by net charge-offs as a percentage of average loan balances of 0.07% and 0.06% for 1998 and 1997, remained stable. Other factors affecting the allowance and provision amounts, including the expected loss ratios and the impact of credit enhancements and recourse arrangements, remained relatively unchanged from 1997 to 1998 and did not significantly change the amount of the loan loss provision. The total loan loss allowance at December 31, 1997 was $3.6 million, or 0.66% of total loans outstanding. Total loan loss allowance as a percentage of total non-performing loans was 53.7% as of December 31, 1998, compared to 31.7% as of December 31, 1997.

     NON-INTEREST INCOME. Total non-interest income increased by $3.5 million to $7.6 million for the year ended December 31, 1998, from $4.1 million for the year ended December 31, 1997, an increase of 85.4%. This increase in non-interest income consisted primarily of $3.5 million of gains on sales of mortgage-backed and investment securities during 1998, compared to gains of $1.0 million in 1997, as well as $2.1 million from gain on sale of loans held for sale, compared to $1.1 million in 1997. The increase in the gain on sale of loans in 1998 reflects the sale of primarily home equity loans. In 1998, non-interest income totaled 7.0% of total revenue, compared to 6.5% in 1997. Total revenue is comprised of total interest income and total non-interest income.

     NON-INTEREST EXPENSES. Total non-interest expenses increased substantially during 1998 to $22.1 million, compared to $10.1 million in 1997, an increase of $12.0 million, or 118.8%. In 1998, we implemented a strategy of increasing marketing expenses associated with brand building that seeks to establish Telebank as the premier national provider of high-value banking products. This strategy resulted in the $4.0 million increase in advertising and marketing expenses to $4.6 million in 1998 from $600,000 in 1997. For 1999, we anticipate our marketing strategy will result in significantly greater increases in marketing expenses. In addition, compensation costs increased $2.9 million, or 59.2%, from $4.9 million for the year ended December 31, 1997, to $7.8 million for the year ended December 31, 1998, as a result of hiring additional personnel.

     Other non-interest expenses increased $1.2 million to $2.3 million during the year ended December 31, 1998 from $1.1 million during the year ended December 31, 1997, primarily as a result of the amortization of goodwill resulting from the Direct Financial Corporation acquisition in August 1998.

     INCOME TAX EXPENSE. Income tax expense for the year ended December 31, 1998 was $1.6 million, compared with $1.7 million for the year ended December 31, 1997. Telebanc's effective tax rate for 1998 was 37.6%, compared to 26.4% for 1997. The effective tax rate increased largely as a result of goodwill acquired in the Direct Financial Corporation acquisition, since goodwill amortization expense is not deductible for tax purposes.

     NET INCOME. Net income for the year ended December 31, 1998 decreased $2.8 million to $1.4 million from $4.2 million for the year ended December 31, 1997, a decrease of 66.7%. Net income in 1998 consisted primarily of $19.8 million in net interest income and $7.6 million in non-interest income, which was offset by $22.1 million in non-interest expenses, $905,000 in provision for loan losses, and $1.6 million in income tax expense. Net income available to common stockholders which decreased $4.4 million, or 118.9%, from 1997, to a loss of $737,000 in 1998, includes a non-cash charge totaling $1.7 million, related to a one-time dividend paid to the holders of our preferred stock in the form of 119,975 shares of common stock. We paid this dividend upon conversion of 29,900 outstanding shares of preferred stock to 2,399,479 shares of common stock. We based the $1.7 million charge related to the special dividend on the fair market value of the common stock on the date we paid the dividend.

     Our net interest margin decreased from 1.73% in 1997 to 1.42% in 1998. This decline reflects falling interest rates and increased competition for high-yielding mortgage products.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     INTEREST INCOME. Total interest income increased by $13.5 million to $59.3 million for the year ended December 31, 1997 from $45.8 million for the year ended December 31, 1996, an increase of 29.5%. This increase is due primarily to the $11.6 million increase in interest income on mortgages and other loans, an increase of 50.4% in 1997, principally due to a significant increase in the average loan balance during the period. Interest income on mortgage-backed and related securities decreased slightly to $17.6 million at December 31, 1997 from $18.0 million at December 31, 1996, largely as a result of a decline in the yield.

     INTEREST EXPENSE. Total interest expense increased by $11.3 million to $46.1 million for the year ended December 31, 1997 from $34.8 million for the year ended December 31, 1996, an increase of 32.5%. The increase is attributable to both an increase in interest-bearing liabilities and a slight increase in the average interest rate paid.

     LOAN LOSS PROVISION. The provision for loan losses remained substantially unchanged at $921,000 for the year ended December 31, 1997, compared to $919,000 for the year ended December 31, 1996. The ratio of net charge-offs to net average loans outstanding during 1997 was 0.06%, compared to 0.10% during 1996. Total loan loss allowance as a percentage of total non-performing loans was 31.7% as of December 31, 1997, compared to 27.7% as of December 31, 1996.

     NON-INTEREST INCOME. Total non-interest income increased by $1.3 million to $4.1 million for the year ended December 31, 1997, from $2.8 million for the year ended December 31, 1996, an increase of 46.4%. Non-interest income increased primarily because we recognized $1.2 million of non-interest income as gain on trading securities during 1997. In addition, we recognized an $864,000 decline in equity investment primarily attributable to the write-off of the equity investment by Telebank in AGT Mortgage Services, which had provided our loan servicing services for a fee and ceased operations in July 1997.

     NON-INTEREST EXPENSES. Total non-interest expenses, principally selling, general and administrative expenses, increased $1.0 million to $10.1 million for the year ended December 31, 1997, from $9.1 million for the year ended December 31, 1996, an increase of 11.0%. Selling, general and administrative expenses increased $600,000 to $9.0 million during 1997 from $8.4 million during 1996, an increase of 7.1%, primarily as a result of a $1.2 million increase in compensation and employee benefits in 1997. During 1996, we incurred a one-time $1.7 million assessment to recapitalize the Savings Association Insurance Fund.

     Other non-interest expenses increased $400,000 to $1.1 million during the year ended December 31, 1997 from $700,000 during the year ended December 31, 1996, an increase of 57.1%, primarily as a result of increased amortization of purchased mortgage servicing rights.

     INCOME TAX EXPENSE. Income tax expense for the year ended December 31, 1997 was $1.7 million, compared with $1.2 million for the year ended December 31, 1996. Our effective tax rate for 1997 was 26.4%, compared to 31.9% for 1996. The effective tax rate decreased largely as a result of an increase during 1997 in interest earned on municipal bonds, which generally were tax-exempt.

     NET INCOME. Net income for the year ended December 31, 1997 increased $1.6 million to $4.2 million from $2.6 million for the year ended December 31, 1996, an increase of 61.5%. Net income for 1997 consisted primarily of $13.2 million in net interest income, $3.3 million in net gain on the sale of trading securities, loans held for sale, and mortgage-backed and investment securities, which was offset by $10.1 million in non-interest expenses, $921,000 in provision for loan losses, and $1.7 million in income tax expense. Net income available to common stockholders for the year ended December 31, 1997 increased $1.1 million to $3.7 million from $2.6 million for the year ended December 31, 1996, an increase of 42.3%.

                               QUARTERLY RESULTS

     The following table sets forth our selected unaudited quarterly financial data for each of the eight quarters in the two-year period ended December 31, 1998. The consolidated financial data presented below have been prepared on a basis consistent with our audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of this information. This information should be read in conjunction with our consolidated financial statements and notes beginning on page F-1. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                  THREE MONTHS ENDED,
                              -------------------------------------------------------------------------------------------
                              MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,     DEC. 31,
                                1997        1997       1997        1997       1998        1998       1998          1998
                              ---------   --------   ---------   --------   ---------   --------   ---------     --------
                                                   (Dollars in thousands, except per share amounts)
STATEMENT OF OPERATIONS
  DATA:
Interest income.............   $12,837    $15,275     $14,821    $16,368     $18,071    $18,581     $27,632      $35,826
Interest expense............     9,878     11,865      11,548     12,772      14,477     15,276      21,979       28,573
                               -------    -------     -------    -------     -------    -------     -------      -------
    Net interest income.....   $ 2,959    $ 3,410     $ 3,273    $ 3,596     $ 3,594    $ 3,305     $ 5,653      $ 7,253
Provision for loan losses...       243        308         120        250         250         75         300          280
Non-interest income.........       607      1,244       1,084      1,158       1,947      1,104       1,832        2,681
Selling, general and
  administrative expenses...     1,897      2,251       2,078      2,816       3,889      3,441       5,666        6,823
Other non-interest operating
  expenses..................       208        202         260        430         315        487         586          871
                               -------    -------     -------    -------     -------    -------     -------      -------
    Income before income
      taxes and minority
      interest..............   $ 1,218    $ 1,893     $ 1,899    $ 1,258     $ 1,087    $   406     $   933      $ 1,960
Income tax expense..........       355        618         709        (25)        475         51         389          734
Minority interest(1)........        --         67         285         42         176        176         439          571
                               -------    -------     -------    -------     -------    -------     -------      -------
    Net income..............   $   863    $ 1,208     $   905    $ 1,241     $   436    $   179     $   105      $   655
    Preferred stock
      dividends.............        60        162         162        162         162        162       1,788(2)        --
                               -------    -------     -------    -------     -------    -------     -------      -------
    Net income (loss)
      available to common
      stockholders..........   $   803    $ 1,046     $   743    $ 1,079     $   274    $    17     $(1,683)(2)  $   655
Other comprehensive
  income(3).................    (1,165)     2,443         (24)      (612)        262     (1,109)      8,579       (8,593)
                               -------    -------     -------    -------     -------    -------     -------      -------
Comprehensive income........   $  (362)   $ 3,489     $   719    $   467     $   536    $(1,092)    $ 6,896      $(7,938)
                               =======    =======     =======    =======     =======    =======     =======      =======
Basic earnings per share....   $  0.19    $  0.24     $  0.16    $  0.24     $  0.06    $  0.00     $ (0.17)(2)  $  0.05
Diluted earnings per
  share.....................      0.15       0.16        0.11       0.16        0.05       0.00       (0.17)(2)     0.05

---------------

(1) Minority interest reflects expense related to payments on trust preferred securities issued by TeleBanc Capital Trust I and TeleBanc Capital Trust II.

(2) Includes $1.7 million non-recurring, non-cash charge related to the additional preferred stock dividend payable in common stock, based on the fair market value of the common stock at the time such dividend was paid. The charge reduced net income available to common stockholders by the same amount and diluted earnings per share in the third quarter of 1998 by $0.18 per share.

(3) Other comprehensive income is comprised of unrealized gains and losses on available-for-sale securities.

     During the second quarter of 1998, we focused on maintaining stable asset levels and sufficient liquidity in anticipation of our acquisition of Direct Financial Corporation in August 1998. As a result, our interest income and selling, general and administrative expenses remained relatively steady, as compared to the first quarter of 1998. In the third quarter of 1998, the completion of our equity and trust preferred offerings and our acquisition of Direct Financial Corporation resulted in a substantial increase in our asset size.

     Other comprehensive income represents unrealized gains and losses on securities that we consider available for sale. We experienced wide swings in other comprehensive income during the third and fourth quarters of 1998, due primarily to increased volatility in the fixed-income market.

                              FINANCIAL CONDITION

     Total assets increased by $1.2 billion to $2.3 billion at December 31, 1998 from $1.1 billion at December 31, 1997, an increase of 109.1%. The growth in total assets is primarily the result of a $693.0 million increase in mortgage-backed securities and a $364.1 million increase in loans receivable. The primary sources of funds for this growth in assets were deposits, borrowings and capital raised through our 1998 equity offering and trust preferred offering.

     Loans receivable, net and loans receivable held-for-sale, increased $364.1 million to $904.8 million at December 31, 1998 from $540.7 million at December 31, 1997, an increase of 67.3%. The increase reflects whole loan purchases of $668.1 million, offset in part by $280.2 million of principal repayments and $20.6 million of loans sold in 1998. During 1997, we recorded whole loan purchases of $342.9 million, offset in part by $94.9 million of principal repayments and $60.7 million of loans sold.

     Mortgage-backed securities available-for-sale increased $693.0 million to $1.0 billion at December 31, 1998 from $319.2 million at December 31, 1997, an increase of 217.1%. Investment securities available-for-sale increased $129.2 million to $220.4 million at December 31, 1998 from $91.2 million at December 31, 1997, an increase of 141.7%. We hold these investment securities for liquidity purposes, and the increases in these categories of assets are consistent with the overall growth of our assets in 1998.

     Retail deposits increased $620.2 million to $1.1 billion at December 31, 1998 from $522.2 million at December 31, 1997, an increase of 118.8%, largely as a result of our continued targeted marketing efforts to attract new customers and deposit accounts. During the year ended December 31, 1998, we credited approximately $42.2 million of interest to retail deposit accounts, and deposits exceeded withdrawals by $577.9 million, resulting in the net overall increase in deposits.

     Federal Home Loan Bank, or FHLB, advances increased $272.5 million to $472.5 million at December 31, 1998, from $200.0 million at December 31, 1997, an increase of 136.3%. Other borrowings, composed primarily of securities sold under agreements to repurchase, increased $124.5 million to $404.4 million at December 31, 1998 from $279.9 million at December 31, 1997, an increase of 44.5%. At December 31, 1998, subordinated debt, net of original issue discount, consisting of the 9.5% senior subordinated debentures issued in February 1997 and the 11.5% subordinated debentures issued in the second quarter of 1994, totaled $29.9 million. Additionally, we issued $67.1 million of callable certificates of deposit during 1998 as relatively cost-effective borrowings with hedging properties that improve our overall interest rate risk position.

     In June 1997, we formed TeleBanc Capital Trust I, which sold an aggregate of $10.0 million in shares of trust preferred securities, series A, with an annual dividend rate of 11.0% payable semi-annually, beginning in December 1997, callable beginning December 2007. In July 1998, we formed TeleBanc Capital Trust II, which sold an aggregate of $27.5 million in shares of trust preferred securities, series A, with an annual dividend rate of 9.0% payable quarterly, beginning in September 1998, callable beginning September 2003.

     Stockholders' equity increased $67.6 million to $113.4 million at December 31, 1998 from $45.8 million at December 31, 1997. The increase is primarily the result of the receipt of approximately $70.0 million in net proceeds from the issuance of common stock in July and August 1998. This increase was offset by net income during 1998 of $1.4 million, less preferred stock dividends of $2.1 million. Additionally, our unrealized gain on securities available for sale decreased to $1.9 million at December 31, 1998. Upon consummation of the July 1998 common stock offering, 29,900 outstanding shares of preferred stock converted to 2,399,479 shares of common stock. In addition, upon the conversion, we issued 119,975 shares of common stock as a special dividend to the holders of the preferred stock. The dividend had a value of $1.7 million, based on the fair market value of the common stock on the date the dividend was paid.

                                   LIQUIDITY

     Liquidity represents our ability to raise funds to support asset growth, fund operations and meet obligations, including deposit withdrawals, maturing liabilities, and other payment obligations, to maintain reserve requirements and to otherwise meet our ongoing obligations. We have historically met our liquidity needs primarily through financing activities, consisting principally of increases in core deposit accounts, maturing short-term investments, loans and repayments of investment securities, and to a lesser extent, sales of loans or securities. We believe that we will be able to renew or replace our funding sources at then-existing market rates, which may be higher or lower than current rates. Pursuant to applicable Office of Thrift Supervision, or OTS, regulations, Telebank is required to maintain an average liquidity ratio of 4.0% of certain borrowings and its deposits, which requirement it fully met during 1998. Prior to November 24, 1997, this requirement was 5.0%, which Telebank fully met during 1996 and 1997.

     In the third quarter of 1998, we raised capital through our common stock offering, in which we sold 5,175,000 shares of common stock to the public at an offering price of $14.50. We also raised $27.5 million in the third quarter of 1998 through TeleBanc Capital Trust II's sale of 1,100,000 shares of 9.0% trust preferred securities, series A. We are using the net proceeds of both offerings to fund continued growth.

     We seek to maintain a stable funding source for future periods in part by attracting core deposit accounts, which are accounts that tend to be relatively stable even in a changing interest rate environment. Typically, time deposit accounts and accounts that maintain a relatively high balance provide a relatively stable source of funding. At December 31, 1998, our average retail account balance was approximately $22,000, and our average customer maintained
1.7 accounts. Savings and transactional deposits increased $91.8 million to $215.4 million during the year ended December 31, 1998, an increase of 74.3%. Retail certificates of deposit increased $528.4 million to $927.0 million during the year ended December 31, 1998, an increase of 132.6%. During 1998, we also began to offer callable certificates of deposit, which totaled $67.1 million at December 31, 1998.

     We also rely on borrowed funds, such as FHLB advances and securities sold under agreements to repurchase, to provide liquidity. Total borrowings increased $397.0 million to $876.9 million at December 31, 1998, an increase of 82.7%. At December 31, 1998, Telebank had approximately $667.3 million in additional borrowing capacity.

     At December 31, 1998, we had outstanding $31.0 million face amount of subordinated debentures. In addition, at the same date, we also had outstanding $37.5 million face amount of junior subordinated debentures held by our trust preferred subsidiaries. Additionally, from January 1, 1998 through July 28, 1998, we had outstanding $15.3 million of preferred stock, which converted to 2,399,479 shares of common stock upon consummation of our 1998 common stock offering. We paid $373,000 in cash dividends on the preferred stock during 1998. Our aggregate annual interest expense on the subordinated debentures and junior subordinated debentures is $7.0 million.

     Subject to the approval of the OTS and compliance with federal regulations, Telebank pays a dividend to Telebanc semi-annually in an amount equal to the aggregate debt service and dividend obligations. Under current OTS capital distribution regulations, as long as Telebank meets the OTS capital requirements before and after the payment of dividends, Telebank may pay dividends to us without prior OTS approval in an amount equal to the net income to date over the calendar year, plus retained net income over the preceding two years. In addition, the OTS has discretion to prohibit any otherwise permitted capital distribution on general safety and soundness grounds, and we must give 30 days' advance notice to the OTS of all capital distributions, during which time it may object to any proposed distribution. As of December 31, 1998, Telebank had approximately $21.7 million available for payment of dividends under applicable restrictions without regulatory approval. Under the terms of the indenture pursuant to which the 11.5% subordinated debentures were issued and the terms of the 9.5% subordinated debentures, Telebanc currently is required to maintain, on an unconsolidated basis, liquid assets in an amount equal to or greater than $7.0 million, which represents 100% of the aggregate interest expense for one year on our outstanding subordinated debentures and junior subordinated debentures. We had $10.0 million in liquid assets as of December 31, 1998.

                                    CAPITAL

     As of December 31, 1998, Telebank was in compliance with all of its regulatory capital requirements and its capital ratios exceeded the ratios for "well capitalized" institutions under OTS regulations.

     The following table sets forth Telebank's regulatory capital levels as of December 31, 1998 in relation to the regulatory requirements in effect at that date. The information below reflects only the regulatory capital of Telebank and does not give effect to additional available capital of its parent Telebanc. See
Note 4 to the consolidated financial statements.

                                                                             REQUIRED TO BE
                                                          REQUIRED FOR            WELL
                                                            CAPITAL         CAPITALIZED UNDER
                                                            ADEQUACY        PROMPT CORRECTIVE
                                        ACTUAL              PURPOSES        ACTION PROVISIONS
                                   -----------------    ----------------    -----------------
                                    AMOUNT     RATIO    AMOUNT     RATIO     AMOUNT     RATIO
                                    ------     -----    ------     -----     ------     -----
                                                     (Dollars in thousands)
As of December 31, 1997:
  Core Capital...................  $ 52,617     5.06%   $41,606     4.0%    $ 52,008     5.0%
  Tangible Capital...............    52,608     5.06     15,602     1.5          N/A     N/A
  Tier I Capital.................    52,617    11.25        N/A     N/A       28,057     6.0
  Total Capital..................    55,701    11.91     37,409     8.0       46,761    10.0

As of December 31, 1998:
  Core Capital...................  $122,871     5.57%   $88,310     4.0%    $110,388     5.0%
  Tangible Capital...............   122,871     5.57     33,116     1.5          N/A     N/A
  Tier I Capital.................   122,871    12.95        N/A     N/A       56,934     6.0
  Total Capital..................   127,179    13.40     75,913     8.0       94,891    10.0

                               RATE/VOLUME TABLE

     The following table allocates the period-to-period changes in our various categories of interest income and expense between changes due to (1) changes in volume, calculated by multiplying the change in average volume of the related interest-earning asset or interest-bearing liability category by the prior year's rate, and (2) changes in rate, calculated by multiplying changes in rate by the prior year's volume. Changes due to changes in rate-volume, which is calculated as the change in rate multiplied by changes in volume, have been allocated proportionately between changes in volume and changes in rate.

                                        1997 VS. 1996                 1998 VS. 1997
                                 ---------------------------   ---------------------------
                                 INCREASE (DECREASE) DUE TO    INCREASE (DECREASE) DUE TO
                                 ---------------------------   ---------------------------
                                 VOLUME     RATE      TOTAL    VOLUME     RATE      TOTAL
                                 ------     ----      -----    ------     ----      -----
                                                  (Dollars in thousands)
Interest-earning assets:
  Loans receivable, net........  $12,732   $(1,092)  $11,640   $17,102   $  (665)  $16,437
  Interest-bearing deposits....       68       (29)       39         8        13        21
  Mortgage-backed and related
     securities available for
     sale......................      373      (682)     (309)   18,433    (1,605)   16,828
  Investment securities
     available for sale........      809         8       817     5,358       (62)    5,296
  Federal funds sold...........       54         2        56       (84)        3       (81)
  Investment in FHLB stock.....      153         1       154       247        18       265
  Trading account..............    1,124        --     1,124       495      (142)      353
                                 -------   -------   -------   -------   -------   -------
          Total
            interest-earning
            assets.............  $15,313   $(1,792)  $13,521   $41,559   $(2,440)  $39,119
                                 =======   =======   =======   =======   =======   =======
Interest-bearing liabilities:
  Savings deposits.............  $ 1,111   $   454   $ 1,565   $ 1,784   $   (38)  $ 1,746
  Time deposits................    3,315      (279)    3,036    17,666      (354)   17,312
  Brokered callable
     certificates of deposit...       --        --        --     3,638        --     3,638
  FHLB advances................    2,400       796     3,196     3,475      (338)    3,137
  Other borrowings.............    2,838      (466)    2,372     7,289       (81)    7,208
  Subordinated debt............    1,207      (128)    1,079       288       (41)      247
                                 -------   -------   -------   -------   -------   -------
          Total
            interest-bearing
            liabilities........  $10,871   $   377   $11,248   $34,140   $  (852)  $33,288
                                 -------   -------   -------   -------   -------   -------
Change in net interest
  income.......................  $ 4,442   $(2,169)  $ 2,273   $ 7,419   $(1,588)  $ 5,831
                                 =======   =======   =======   =======   =======   =======

                             AVERAGE BALANCE TABLE

     The following table presents consolidated average balance sheet data, income and expense and related interest yields and rates for each of the three years in the period ended December 31, 1998. The table also presents information for the periods indicated with respect to net interest margin, an indicator of an institution's profitability. Another indicator is net interest spread, which is the difference between the weighted average yield earned on interest-earning assets and weighted average rate paid on interest-bearing liabilities. Interest income includes the incremental tax benefit of tax exempt income.

                                                      1996                                1997
                                        ---------------------------------   ---------------------------------
                                        AVERAGE    INTEREST     AVERAGE     AVERAGE    INTEREST     AVERAGE
                                        BALANCE    INC./EXP.   YIELD/COST   BALANCE    INC./EXP.   YIELD/COST
                                        --------   ---------   ----------   --------   ---------   ----------
                                                               (Dollars in thousands)
Interest-earning assets:
 Loans receivable, net................  $279,038    $23,089        8.28%    $441,819    $34,729        7.86%
 Interest-bearing deposits............     6,612        420        6.24        7,865        459        5.84
 Mortgage-backed and related
   securities, available for sale.....   221,656     17,955        8.10      226,064     17,646        7.81
 Investment securities, available for
   sale...............................    61,169      3,959        6.47       73,649      4,776        6.49
 Federal funds sold...................       842         44        5.22        1,844        100        5.37
 Investment in FHLB stock.............     6,229        451        7.25        8,338        605        7.25
 Trading account......................        --         --          --       12,581      1,124        8.81
                                        --------    -------                 --------    -------
       Total interest-earning
        assets........................  $575,546    $45,918        7.98%    $772,160    $59,439        7.70%
                                        --------    -------                 --------    -------
Non-interest earning assets...........    26,929                              41,465
                                        --------                            --------
       Total assets...................  $602,475                            $813,625
                                        ========                            ========
Interest-bearing liabilities:
 Retail deposits......................  $358,216    $21,357        5.96%    $432,641    $25,958        6.00%
 Brokered callable certificates of
   deposit............................        --         --          --           --         --          --
 FHLB advances........................   120,678      6,689        5.54      160,681      9,885        6.07
 Other borrowings.....................    68,154      4,569        6.70      117,515      6,941        5.83
 Subordinated debt, net...............    17,250      2,200       12.75       27,434      3,279       11.95
                                        --------    -------                 --------    -------
       Total interest-bearing
        liabilities...................  $564,298    $34,815        6.14%    $738,271    $46,063        6.21%
                                        --------    -------                 --------    -------
Non-interest-bearing liabilities......    15,900                              25,719
                                        --------                            --------
       Total liabilities..............  $580,198                            $763,990
                                        --------                            --------
Trust preferred securities............        --                            $  9,597
       Total stockholders' equity.....    22,277                              40,038
                                        --------                            --------
       Total liabilities and
        stockholders' equity..........  $602,475                            $813,625
                                        ========                            ========
Excess of interest-earning assets over
 interest-bearing liabilities/net
 interest income......................  $ 11,248    $11,103                 $ 33,889    $13,376
                                        ========    =======                 ========    =======
Net interest spread...................                             1.84%                               1.49%
                                                                 ======                              ======
Net interest margin (net yield on
 interest-earning assets).............                             1.94                                1.73
                                                                 ======                              ======
Ratio of interest-earning assets to
 interest-bearing liabilities.........                           101.99                              104.59
                                                                 ======                              ======

                                                       1998
                                        -----------------------------------
                                         AVERAGE     INTEREST     AVERAGE
                                         BALANCE     INC./EXP.   YIELD/COST
                                        ----------   ---------   ----------
                                              (Dollars in thousands)
Interest-earning assets:
 Loans receivable, net................  $  663,913    $51,166        7.71%
 Interest-bearing deposits............       7,993        480        5.92
 Mortgage-backed and related
   securities, available for sale.....     492,077     34,474        7.01
 Investment securities, available for
   sale...............................     157,381     10,072        6.40
 Federal funds sold...................         346         19        5.53
 Investment in FHLB stock.............      11,651        870        7.47
 Trading account......................      19,760      1,477        7.47
                                        ----------    -------
       Total interest-earning
        assets........................  $1,353,121    $98,558        7.28%
                                        ----------    -------
Non-interest earning assets...........      52,841
                                        ----------
       Total assets...................  $1,405,962
                                        ==========
Interest-bearing liabilities:
 Retail deposits......................  $  753,352    $45,016        5.98%
 Brokered callable certificates of
   deposit............................      54,491      3,638        6.68
 FHLB advances........................     219,487     13,022        5.85
 Other borrowings.....................     242,412     14,149        5.76
 Subordinated debt, net...............      29,880      3,526       11.80
                                        ----------    -------
       Total interest-bearing
        liabilities...................  $1,299,622    $79,351        6.08%
                                        ----------    -------
Non-interest-bearing liabilities......      19,312
                                        ----------
       Total liabilities..............  $1,318,934
                                        ----------
Trust preferred securities............  $   20,599
       Total stockholders' equity.....      66,429
                                        ----------
       Total liabilities and
        stockholders' equity..........  $1,405,962
                                        ==========
Excess of interest-earning assets over
 interest-bearing liabilities/net
 interest income......................  $   53,499    $19,207
                                        ==========    =======
Net interest spread...................                               1.20%
                                                                   ======
Net interest margin (net yield on
 interest-earning assets).............                               1.42
                                                                   ======
Ratio of interest-earning assets to
 interest-bearing liabilities.........                             104.12
                                                                   ======

INTEREST RATE SENSITIVITY MANAGEMENT

     We actively monitor our net interest rate sensitivity position. Effective interest rate sensitivity management seeks to ensure that net interest income and the market value of equity are protected from the impact of changes in interest rates. The risk management function is responsible for measuring, monitoring and controlling market risk and communicating risk limits in connection with our asset/liability management activities and trading.

     Our strategies are intended to stabilize our net interest margin and its exposure to market risk under a variety of changes in interest rates. By actively managing the maturities of our interest-sensitive assets and liabilities, we seek to maintain a relatively consistent net interest margin and mitigate much of the interest rate risk associated with such assets and liabilities.

     Management uses a risk management process that allows risk-taking within specific limits. To this end, we have established an asset-liability committee and implemented a risk measurement guideline employing market value of equity and gap methodologies and other measures.

     The asset-liability committee establishes the policies and guidelines for the management of our assets and liabilities. The committee's policy is directed toward reducing the variability of the market value of our equity under a wide range of interest rate environments. Fair value of equity represents the net fair value of our financial assets and liabilities, including off-balance sheet hedges. We monitor the sensitivity of changes in the fair value of equity with respect to various interest rate environments and report regularly to the asset/liability committee. Effective fair value management maximizes net interest income while constraining the changes in the fair value of equity with respect to changes in interest rates to acceptable levels. The model calculates a benchmark fair value of equity for current market conditions.

     We use sensitivity analysis to evaluate the rate and extent of changes to our fair value of equity under various market environments. In preparing simulation analyses, we break down the aggregate investment portfolio into discrete product types that share similar properties, such as fixed or adjustable rate, similar coupon and similar age. Under this analysis, we calculate net present value of expected cashflows for interest sensitive assets and liabilities under various interest rate scenarios. In conducting this sensitivity analysis, the model considers all assets, liabilities and off-balance sheet hedges, including whole loan mortgages, mortgage-backed securities, mortgage derivatives, corporate bonds, and interest rate swaps, caps, floors and options. The range of interest rate scenarios evaluated encompasses significant changes to current market conditions. By this process, we subject our interest rate sensitive assets and liabilities to substantial market stress and evaluate the fair value of equity resulting from various market scenarios. The asset-liability committee reviews the results of these stress tests and establishes appropriate strategies to promote continued compliance with established guidelines.

     Management measures the efficiency of its asset/liability management strategies by analyzing, on a quarterly basis, Telebank's theoretical fair value of equity and the expected effect of changes in interest rates. The board of directors establishes limits within which such changes in the fair value of equity are to be maintained in the event of changes in interest rates.

     We calculated a theoretical fair value of equity in response to a hypothetical change in market interest risk. The model addresses the exposure to Telebank of its market sensitive non-trading financial instruments. The model excludes Telebank's trading portfolio, which, based on management's analysis, has an immaterial impact on Telebank's fair value of equity. A hypothetical instantaneous 1.0% rise in interest rates would cause the fair value of equity to decrease by 9.0%.

     Every method of market value sensitivity analysis contains inherent limitations and express and implied assumptions that can affect the resulting calculations. For example, each interest rate scenario reflects unique prepayment and repricing assumptions. In addition, this analysis offers a static view of assets, liabilities and hedges held as of December 31, 1998 and makes no assumptions regarding transactions we might enter into in response to changing market conditions.

     Telebank's primary interest risk is the exposure to increasing interest rates. We manage our exposure to increasing interest rates, principally changes in three-month LIBOR associated with the cost of our deposits and advances from the Federal Home Loan Bank of Atlanta, by entering into related interest rate swap and cap agreements. These instruments contain principally the same terms and notional balance as the related designated liabilities.

     We employ various techniques to implement the asset/liability committee's strategies directed toward managing the variability of the fair value of equity by controlling the relative sensitivity of market value of interest-earning assets and interest-bearing liabilities. The sensitivity of changes in market value of assets and liabilities is affected by factors, including the level of interest rates, market expectations regarding future interest rates, projected related loan prepayments and the repricing characteristics of interest-bearing liabilities. We use hedging techniques to reduce the variability of fair value of equity and its overall interest rate risk exposure over a one- to seven-year period.

     We also monitor our assets and liabilities by examining the extent to which such assets and liabilities are interest rate sensitive and by monitoring the interest rate sensitivity gap. An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within the same time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. Our current asset-liability management strategy is to maintain an evenly matched one- to five-year gap giving effect to hedging, but depending on market conditions and related circumstances, a positive or negative one- to five-year gap of up to 20% may be acceptable. Inclusive of our hedging activities, our one-year gap at December 31, 1998 was (3.4)%. Our hedge-affected one- to five-year gap at such date was (11.4)%.

     We used the following assumptions to prepare our gap table at December 31, 1998. Non-amortizing investment securities are shown in the period in which they contractually mature. Investment securities that contain embedded options such as puts or calls are shown in the period in which that security is currently expected to be put or called or to mature. The table assumes that fully indexed, adjustable-rate, residential mortgage loans and mortgage-backed securities prepay at an annual rate between 25% and 35%, based on estimated future prepayment rates for comparable market benchmark securities and our prepayment history. The table also assumes that fixed-rate, current-coupon residential loans and mortgage-backed securities prepay at an annual rate of between 20% and 25%. The above assumptions were adjusted up or down on a pool-by-pool basis to model the effects of product type, coupon rate, rate adjustment frequency, lifetime cap, net coupon reset margin and periodic rate caps upon prevailing annual prepayment rates. Time deposits are shown in the period in which they contractually mature, and savings deposits are shown to reprice immediately. The interest rate sensitivity of our assets and liabilities could vary substantially if different assumptions were used or if actual experience differs from the assumptions used.

     The following table sets forth our gap at December 31, 1998.

                                                             REPRICING   REPRICING   REPRICING   REPRICING
                                    BALANCE AT                WITHIN      WITHIN      WITHIN        IN
                                   DECEMBER 31,   PERCENT       0-3        4-12         1-5      MORE THAN
                                       1998       OF TOTAL    MONTHS      MONTHS       YEARS      5 YEARS
                                   ------------   --------   ---------   ---------   ---------   ---------
                                                           (Dollars in thousands)
Interest-earning assets:
  Loans receivable, net..........   $  904,854      40.92%   $ 154,771   $ 305,557   $ 337,540   $106,986
  Mortgage-backed securities,
    available for sale and
    trading......................    1,041,747      47.10       69,134     220,375     394,455    357,783
  Investment securities available
    for sale and FHLB stock......      245,533      11.10       52,116       6,484      59,273    127,660
  Federal funds sold and interest
    bearing deposits.............       19,401       0.88           --       1,940      17,461         --
                                    ----------     ------    ---------   ---------   ---------   --------
Total interest-earning assets....   $2,211,535     100.00%   $ 276,021   $ 534,356   $ 808,729   $592,429
                                    ----------     ======    =========   =========   =========   ========
Non-interest-earning assets:.....       71,806
                                    ----------
  Total assets...................   $2,283,341
                                    ==========
Interest-bearing liabilities:
  Savings deposits...............   $  215,402      10.18%   $      --   $  21,540   $ 193,862   $     --
  Time deposits..................      994,068      46.97       43,306     526,935     351,882     71,945
  FHLB advances..................      472,500      22.33      332,500     134,000       6,000         --
  Other borrowings...............      404,435      19.11      401,100       3,335          --         --
  Subordinated debt..............       29,855       1.41           --      29,855          --         --
                                    ----------     ------    ---------   ---------   ---------   --------
  Total interest-bearing
    liabilities..................   $2,116,260     100.00%   $ 776,906   $ 715,665   $ 551,744   $ 71,945
                                    ----------     ======    =========   =========   =========   ========
Non-interest-bearing
  liabilities....................       18,261
                                    ----------
  Total liabilities..............   $2,134,521
                                    ----------
  Total trust preferred..........       35,385
  Stockholders' equity...........      113,435
                                    ----------
  Total liabilities and
    stockholders' equity.........   $2,283,341
                                    ==========
Periodic gap.....................                            $(500,885)  $(181,309)  $ 256,985   $520,484
                                                             =========   =========   =========   ========
Cumulative gap...................                            $(500,885)  $(682,194)  $(425,209)  $ 95,275
                                                             =========   =========   =========   ========
Cumulative gap to total assets...                                (21.9)%     (29.9)%     (18.6)%      4.2%
Cumulative gap to total assets
  hedge affected.................                                  6.8%       (3.4)%     (11.4)%      4.2%

  IMPACT OF INFLATION AND CHANGING PRICES

     The impact inflation has on us is different from the impact on an industrial company because substantially all of our assets and liabilities are monetary in nature, and interest rates and inflation rates do not always move in concert. We believe that the impact of inflation on financial results depends upon our ability to manage interest rate sensitivity and, by such management, reduce the inflationary impact upon performance. The most direct impact of an extended period of inflation would be to increase interest rates and to place upward pressure on our operating expenses. The actual effect of inflation on our net interest income, however, would depend on the extent to which we were able to maintain a spread between the average yield on our interest-earning assets and the average cost of our interest-bearing liabilities, which would depend to a significant extent on our asset-liability sensitivity. As discussed above, we seek to manage the relationship between interest-sensitive assets and liabilities to protect against wide interest rate fluctuations, including those resulting from inflation. The effect of inflation on our results of operations for the past three years has been minimal.

  YEAR 2000 READINESS DISCLOSURE STATEMENT


     In 1997, we began year 2000 planning, following the five steps recommended by the Federal Financial Institutions Examination Council. We have completed phases focused on awareness and assessment and continue to update the results of these phases for new information received. Currently, the renovation phase, which consists of implementing changes and monitoring vendor renovation, and the validation phase, which consists of testing renovated systems, are underway. We are monitoring vendors for software updates and final compliance certification statements and have received certifications from all of our vendors. Some vendors, however, have continued to update their products to correct year 2000 issues even after certifying that they are year 2000 compliant, indicating that these certifications may not be final. As a result, following the receipt of the final certification statements relating to those systems identified as mission critical in the assessment phase, we internally validate such certifications through testing. To date, we have identified no significant year 2000 issues through our testing of mission critical systems. Our mission critical systems include the deposit processing system, general ledger system and internet banking applications. We are substantially complete with renovation, validation and implementation of all mission critical systems. As of April 6, 1999, we have completed 100% of our remediation efforts and 75% of the testing of our mission critical systems.


     Our steady growth over the past several years has required that we continually upgrade our systems; we do not anticipate that we will incur material costs related to our year 2000 remediation efforts. We have analyzed the impact of year 2000 issues on our non-information technology systems such as embedded chips necessary for proper operation of mechanical systems and have concluded that these issues do not present a significant risk to our operations.

     To date, we have not hired any outside consultants to address the year 2000 issue, and few upgrades have been accelerated due to the year 2000 issue. We estimate that we have spent approximately $25,000 on upgrades related to our year 2000 remediation efforts, with an additional $75,000 expected to be spent before the year 2000.

     The majority of our loans are serviced by a large company that uses the same system as several of the largest loan servicers in the United States and that is expected to be year 2000 compliant. We are currently monitoring this servicer's year 2000 plan and testing. However, approximately 38% of our loans are serviced by smaller loan servicers whose systems may not be year 2000 compliant. If these systems were to fail, principal and interest payments on the loans serviced by these servicers could be delayed, and we would lose interest income that we would normally earn on these funds. We have developed a contingency plan to address this loan servicing issue specifically. Under the contingency plan, we have notified these servicers that if we have not received confirmation of compliance by March 31, 1999, we will begin transferring servicing of these loans to servicers who are known to be year 2000 compliant. We hope to complete any such transfers that are necessary by June 30, 1999.

     Based upon current information, we do not anticipate costs associated with the year 2000 issue to have a material financial impact. There may, however, be interruptions or other limitations of financial and operating systems' functionality and we may incur additional costs to avoid such interruptions or limitations. Our expectations about future costs associated with the year 2000 issue are subject to uncertainties that could cause actual results to have a greater financial impact than currently anticipated. Factors that could influence the amount and timing of future costs include:

     - our success in identifying systems and programs that contain two-digit year codes;

     - the nature and amount of programming required to upgrade or replace each of the affected programs;

     - the rate and magnitude of related labor and consulting costs; and

     - our success in addressing the year 2000 issues with third-parties with which we do business.

  CHANGES IN ACCOUNTING PRINCIPLES

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). The statement establishes accounting and reporting standards requiring that every derivative instrument, including derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at fair value. SFAS 133 requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.

     SFAS 133 is effective for fiscal years beginning after June 15, 1999, although a company may implement the statement as of the beginning of any fiscal quarter after issuance, that is, fiscal quarters beginning June 16, 1998 and after. SFAS 133 cannot be applied retroactively. SFAS 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired or substantively modified after December 31, 1997 and, at our election, before January 1, 1998.

     We plan to adopt SFAS 133 as of January 1, 2000 but have not yet quantified the impact of adopting SFAS 133 on our financial statements. However, the statement could increase volatility in earnings and other comprehensive income.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, Reporting on the Cost of Start-up Activities ("SOP 98-5"), which is effective for fiscal years beginning after December 18, 1998. The statement requires that the cost of start-up activities be expensed as incurred rather than capitalized, with initial application reported as the cumulative effect of a change in accounting principle, as described in Accounting Principles Board Opinion Number 20, Accounting Changes. As of December 31, 1998, we carried on our books approximately $740,000 of capitalized start-up costs, relating primarily to the establishment of TeleBanc Insurance Services, Inc., or Telebanc Insurance. We intend to implement SOP 98-5 on January 1, 1999, and, as a result, will recognize this amount, net of tax, as an expense classified as the cumulative effect of a change in accounting principle.

                                    BUSINESS

                                    OVERVIEW

     We provide high value financial products and services primarily over the internet. Like traditional banks, we provide a wide range of FDIC-insured and other banking products and services to consumers. Unlike traditional banks, we deliver these products and services exclusively through the internet, telephone and ATMs, thus avoiding the costs of brick-and-mortar branches. As a result, we offer significantly higher rates and lower fees than traditional banks and deliver these services worldwide through the convenient anytime, anywhere access of the internet. To support our products and services and build customer loyalty, we provide extensive customer service through our 24-hour call centers.

     Using Telebank's secure, comprehensive and customer friendly web site (www.telebankonline.com), individuals can open an account, transfer funds between accounts, view account balances, pay bills and compare our premium rates to national averages. Customers can deposit funds using direct deposit, wire or U.S. mail, and can withdraw cash from any one of over 430,000 ATM machines on the Cirrus(R) network worldwide. If customers desire to speak to a customer service representative, they can call our integrated call center 24 hours a day. Through our strategic alliances with companies who provide products that we do not offer directly, customers can obtain a wide array of complementary products, including residential mortgage loans and premium-yield fixed annuities.

     To attract customers, we have a comprehensive marketing program which consists of four main initiatives:

- national advertising through print, radio, television and online media;

- strategic alliances with popular web sites such as Yahoo! and E-Loan;

- affinity partnerships with many national organizations such as our exclusive agreement to promote FDIC-insured products to members of Sam's Club; and

- customer referral and cross-sell programs.

     Our national campaign targets customers in all 50 states and is the cornerstone of our strategy to build Telebank into a national brand that stands for high value financial products and services.

     The following table describes some of our products and compares our rates with the national average rates of similar products:

                          COMPARISON OF PRODUCT RATES

-------------------------------------------------------------------------------------------------------------------------
                                      PRODUCT RATES(1)
                       -----------------------------------------------
       PRODUCT             TELEBANK(2)          NATIONAL AVERAGE(3)                TELEBANK PRODUCT DESCRIPTION
-------------------------------------------------------------------------------------------------------------------------
 Checking              - 3.15%               - 1.23%                     - Free checking/no account fees
                                                                         - Premium yield NOW account
                                                                         - Free unlimited online bill payment service
                                                                         - Free unlimited check writing
                                                                         - Free internet banking
                                                                         - Free checks
                                                                         - Free ATM and debit cards
-------------------------------------------------------------------------------------------------------------------------
 Money                 - 4.80%               - 2.22%                     - Super premium yield
 Market                                                                  - No term restrictions
                                                                         - No account fees
-------------------------------------------------------------------------------------------------------------------------
 CDs                   - 1 Year: 5.30%       - 1 Year: 4.36%             - Premium yield CDs
                       - 5 Years: 5.80%      - 5 Years: 4.64%
-------------------------------------------------------------------------------------------------------------------------

---------------
(1) Represents annual percentage yield on the account as of March 17, 1999.
(2) Account requires a $2,500 minimum balance.
(3) Source: Bank Rate Monitor.

     Although commercial use of the internet is relatively new, we have been providing branchless banking for ten years using the telephone. During that time, we have developed considerable expertise in delivering financial products and services successfully and reliably without using branches. With the advent of the internet, we positioned ourselves to exploit the increased functionality and broader reach it offers. For example, currently approximately 60% of our contacts with consumers occur over the internet.


     Our deposits grew at a compound annual growth rate of 47% from 1993 to 1997. With the development and marketing of our internet banking system in 1998, deposit growth accelerated to 60% in that year, before giving effect to our acquisition of Direct Financial Corporation. Including that acquisition, our deposits grew 119% from year-end 1997 to 1998. As of December 31, 1998, we had over 50,000 accounts, $1.1 billion in retail deposits and $2.3 billion in assets. The following chart shows our annual growth in total accounts and total retail deposits since 1993.

                    Deposit and Account Growth (1993-1998)

                   Deposits ($ in millions)       Number of Accounts (in thousands)
1993                          2.9                              $    113.00
1994                          8.6                              $    212.00
1995                         12.9                              $    307.00
1996                         16.5                              $    390.00
1997                         21.8                              $    522.00
1998 (1)                     50.8                              $   1142.00

                         [X] Deposits                    -+- Number of Accounts
                       Deposit compound                     Account compound
                       annual growth rate                   annual growth rate
                       (1993-1998): 59%                     (1993-1998): 77%

-----------
(1) Includes 19,263 accounts and $307 million in retail deposits from our acquisition of Direct Financial Corporation in August 1998.

                   THE INTERNET AND ONLINE FINANCIAL SERVICES

     The internet has quickly become a global medium for worldwide communication, instant access to information and electronic business transactions. International Data Corporation estimates that at the end of 1998 there were over 62 million web users in the United States and over 142 million worldwide, and projects that by the end of 2002 the number of web users will increase to over 399 million worldwide.

     For many businesses, the internet has created a new communications and sales channel enabling large numbers of geographically dispersed organizations and consumers to be reached quickly and cost-effectively. International Data Corporation estimates that the number of consumers buying goods and services on the internet will grow from 17.6 million in 1997 to 128.4 million in 2002, and that the total value of goods and services purchased over the internet will increase from approximately $16 billion in 1997 to approximately $734 billion by 2002.

     Over the last few years, the internet has transformed the financial services industry from one constrained by the geographic limitations of brick-and-mortar branches to one that provides global access to financial products and services, including online brokerage services, credit-cards, insurance products and savings and investment products. According to Forester Research, the number of online brokerage accounts in 1998 was 5.3 million and is expected to grow to 14.4 million accounts with over $688 billion in assets in 2002. The online brokerage industry has been built predominantly by companies that have moved quickly to exploit the internet to offer significantly lower prices, reach national scale rapidly and establish brands that stand for better value for the consumer.

     We believe the transformation that has taken place among brokerage companies as brokerage customers have moved online provides a preview of the transformation that will take place among banks as banking customers move online. According to Faulkner & Gray, the number of households forecast to bank and pay bills online is expected to grow from 2.6 million in 1998 to over 15.0 million in 2002.

     We believe that to compete with branchless banks, traditional banks need to offer significantly higher rates of return online than are currently available through their branches. This could draw customers away from their branches while still requiring them to support their branch network. We believe this conflict creates the opportunity for branchless banks to exploit the low cost structure of the internet and introduce products and services designed to work in the online world.

                                  OUR STRATEGY

     Our objective is to be the premier internet bank. To achieve this objective, we have developed a growth strategy that includes four key elements:

     - high value products and services;

     - extensive national marketing campaign;

     - selective outsourcing; and

     - conservative asset acquisition program.

HIGH VALUE PRODUCTS AND SERVICES

     We use the internet, telephone and ATMs to offer products and services with higher rates and lower fees than traditional banks and the convenience of 24-hour access to accounts and customer service representatives. We develop some of these products ourselves, such as FDIC-insured savings products. Others, such as rate-competitive residential mortgage loans and fixed-rate annuities, are provided by our alliance partners E-Loan and nationally recognized insurance companies. We intend to expand our product offerings further through strategic partnerships with other companies to include credit cards, online brokerage services and insurance products.

EXTENSIVE NATIONAL MARKETING CAMPAIGN

     We have created a national marketing campaign designed to acquire new customers and build the "Telebank" brand as the premier provider of financial services over the internet. We intend to distinguish our brand through our high value savings and investment products, anytime, anywhere convenience and quality customer service. We view the development of our brand as key to our success because brand recognition should allow us to:

     - become recognized as a leading provider of online financial services;
     - lower customer acquisition costs;
     - increase cross-selling opportunities and commission income; and
     - increase our penetration among more profitable consumers.

     Our marketing campaign uses national advertising, strategic alliances with other companies, affinity partnerships and customer referral programs to build brand recognition and expand our customer base. Since our national marketing efforts began in 1998, our marketing surveys indicate a greater awareness of the "Telebank" brand, and we have seen strong growth in the number of accounts.

SELECTIVE OUTSOURCING

     To maintain our low operating costs, we carefully evaluate whether to build specific operations and systems internally or outsource them to leading technology vendors to capitalize on their technical capabilities and scalable platforms. When determining whether to outsource a particular service or operation, we analyze the following factors:

     - potential cost and time savings of outsourcing a particular technology;
     - competitive advantage inherent in developing a specific technology in-house; and
     - impact on our ability to maintain high quality customer service.

     Currently, we outsource internet processing and home page hosting, check processing, check imaging and statement rendering. We have outsourcing relationships with, and use the products of, M&I Data Services, Inc., Security First Technologies, Midwest Payment Systems and Exodus Communications, among others.

     We do not outsource systems and operations we consider central to achieving our business objectives, including product offering, web site design, call center management, marketing and asset acquisition.

CONSERVATIVE ASSET ACQUISITION PROGRAM

     We intend to continue our conservative asset acquisition strategy of purchasing and managing pools of one- to four-family residential, first lien mortgage loans and investment-grade mortgage-backed securities. We do not currently originate residential mortgage or other loans, but instead purchase them in the secondary market. We believe that purchasing assets in the secondary market, including first lien residential mortgage loans and mortgage-backed securities, lowers our loan acquisition costs and allows us to better manage our credit quality by purchasing a geographically diverse loan portfolio.

     We determine the appropriate mix of whole loans versus mortgage-backed securities based on market conditions. In periods of fast asset growth, we purchase a greater percentage of mortgage-backed securities relative to whole loans to increase assets rapidly while maintaining credit quality. As deposits grow, we replace the mortgage-backed securities with higher yielding whole loans.

                                    PRODUCTS

     We directly offer FDIC-insured deposit products that we produce internally, as well as co-branded products that are developed with third-party strategic partners. We also are currently developing and intend to offer additional co-branded products in the future.

                                      DEPOSIT PRODUCTS
                                      ----------------
Interest checking account...................    Premium yield NOW account with unlimited
                                                free check writing, free internet banking,
                                                free unlimited online bill payment service
                                                and free ATM/debit card
Money market account........................    Premium yield money market account with
                                                immediate access to funds via checks and ATM
                                                card
SmartSaver(SM) account......................    Super premium yield account without term
                                                restrictions
Certificates of deposit.....................    Guaranteed premium yields in terms ranging
                                                from three months to five years
Callable certificates of deposit............    Super premium yield CDs, subject to
                                                redemption after two years, with terms
                                                ranging from seven to ten years

                                    CO-BRANDED PRODUCTS
                                    -------------------
Fixed annuities.............................    Line of premium yield flexible and single
                                                premium fixed annuities offering a variety
                                                of value-added features
Residential mortgage loans..................    Competitively priced selection of
                                                residential mortgage loans

                                 PRODUCTS UNDER DEVELOPMENT
                                 --------------------------
Variable rate annuities.....................    Line of variable annuities with value-added
                                                features, including low expense structure
                                                and no surrender charges
Credit cards................................    Credit cards offering low rates, internet
                                                statement presentation, tailored customer
                                                benefits and ability to open accounts online
Online brokerage............................    Discount brokerage services, including
                                                online trading and no load mutual fund
                                                selection
Insurance products..........................    Selection of term life and auto insurance
                                                with competitive pricing

DEPOSIT PRODUCTS

     We currently offer the following deposit products:

     INTEREST CHECKING ACCOUNTS. Our interest checking account is designed for customers who are seeking a premium yield checking account and additional benefits, including unlimited personal check writing, free check printing, free internet banking, free unlimited online bill payment and an ATM/debit card. As of March 17, 1999, interest checking customers earned 3.15% annual percentage yield, or APY, for balances of $2,500 to $9,999, 3.75% APY for balances of $10,000 to $24,999 and 4.45% APY for balances of $25,000 or more.

     MONEY MARKET AND SMARTSAVER(SM) ACCOUNTS. Our money market and SmartSaver(SM) accounts are designed for consumers who are seeking premium and super premium yields with immediate access to funds without term restrictions or early withdrawal penalties. As of March 17, 1999, money market account customers earned 4.80% APY for a minimum balance of $2,500, and SmartSaver(SM) account customers earned 5.00% APY for a minimum balance of $2,500.

     CERTIFICATES OF DEPOSIT. Our standard CDs are designed for consumers who want a fixed premium yield for terms ranging from three months to five years. For those consumers who seek an even higher premium yield CD, we offer seven- to ten-year callable CDs, which are subject to redemption by us anytime after two years. As of March 17, 1999, CD rates ranged from 5.05% APY for a three-month CD to 6.25% APY for a ten-year callable CD.

CO-BRANDED PRODUCTS

     We currently offer the following financial products through strategic alliances with other companies that provide these products directly:

     FIXED ANNUITY PRODUCTS. Our subsidiary, Telebanc Insurance, offers co-branded insurance products to customers who are seeking fixed annuities with value-added features. We have entered into agreements with nationally recognized insurance companies, including USG Annuity & Life Company, Jackson National Life Insurance Company and First Penn-Pacific Life Insurance Company, through which we offer co-branded insurance products at commissions that are significantly lower than the average commission charged by traditional insurance agencies. Through Telebanc Insurance, we offer a selection of high value fixed annuity products, with interest rates in the range of 0.5% to 1% above the interest rates on full commission products. These products provide customers with multiple-year guarantees, cumulative free withdrawals, introductory year bonus rates and no surrender charges.

     RESIDENTIAL MORTGAGE LOANS. We have entered into a strategic alliance with E-Loan, an online mortgage broker, to offer co-branded, rate-competitive residential mortgage loans to our customers, and to offer Telebank branded products and services to E-Loan's customers. Currently we do not originate loans directly. We receive referral fees for any customer acquired by E-Loan through our web site. In turn, we pay referral fees to E-Loan for any customer acquired through the E-Loan web site.

PRODUCTS UNDER DEVELOPMENT

     We intend to offer the following co-branded products in the future through strategic alliances with other companies that provide these products directly:

     VARIABLE RATE ANNUITIES. We intend to offer a line of variable rate annuities with value-added features, including a low expense structure and no surrender charges.

     CREDIT CARDS. Responding to customer requests and to expand affinity relationships, we intend to offer credit cards to our customers and to members of our affinity partners. We expect Telebank branded credit cards will feature low rates, internet statement presentation, tailored customer benefits and the ability to open accounts online.

     ONLINE BROKERAGE. We intend to provide discounted online brokerage services including access to mutual funds.

     INSURANCE PRODUCTS. We are also exploring strategic alliances with select companies to offer high value term life insurance and automobile insurance products.

     Based on our analysis of the feasibility and profitability of our developing products and services, we may determine not to offer all or some of these products and services, may significantly delay the time at which we introduce them or may determine to withdraw them shortly after their introduction based on our assessment of certain factors, including customer acceptance and costs.

                          CUSTOMER SERVICE AND SUPPORT

     High quality customer service is an essential element in attracting and retaining customers. Customer service starts with convenient access. Through our web site and the internet, customers can access their accounts 24 hours a day, seven days a week. Customers may view balances, transfer funds, pay bills and, if desired, send electronic communications to our support centers. It is our policy to respond to customer e-mails within 24 hours.

     Telephone support is an essential complement to our internet service. Consequently, we have made considerable investment in our telephone support services to provide 24-hour access to customer service representatives. We have an in-house call center staffed by customer service representatives who are specially trained to handle customer requests. We also have an overflow call center for spikes in volume and a specialty call center for internet banking support. We continually monitor all our call centers and, whenever possible, direct sales-related calls to customer service representatives who are responsible for our sales program. We believe that the combination of fast, efficient internet service and knowledgeable, responsive 24-hour telephone support has become one of our key competitive advantages.

     Our in-house call center employs customer service representatives, known as "Telebankers", who are primarily college-educated professionals trained to satisfy customers' demands. If a customer would like to speak to someone personally, he can call 1-800-TELEBANK to reach a Telebanker or contact us over the internet, and one of our Telebankers will return his call. A Telebanker can access data relating to the customer and his existing accounts. Telebankers also have access to information about our other savings and investment products, which permits them to cross-market.

     Based on data we gathered through our automatic call distribution system, during January 1999, the average customer call was personally answered by a Telebanker within 29 seconds of receipt of the call, and incoming calls had a rate of abandonment by customers before contact with a Telebanker of less than 3%.

     We offer incentives to our Telebankers through a comprehensive compensation package that rewards high quality customer service and builds long-term employee loyalty. Telebankers are compensated through an annual salary and a monthly performance bonus. We also offer an employee stock ownership plan in which every full-time employee participates.

                                   CUSTOMERS

     We have customers in all 50 states, the District of Columbia and many foreign countries. We believe that our products appeal to both long-term savers and transaction-oriented savers. Our long-term savers tend to be older, more financially aware customers and tend to be more concerned with high value products. These customers invest predominantly in certificates of deposit, savings accounts and money market checking accounts. By comparison, our transaction-oriented savers tend to be younger customers seeking the convenience of internet access. Many of these customers choose our interest checking and money market checking accounts as an alternative to their brokerage accounts.

     We believe that our customers are satisfied with our products and service. For example, as of December 31, 1998, 32% of our customers had two or more accounts and the average customer had 1.7 accounts. As of December 31, 1998, our average retail deposit account size was approximately $22,000.

                       MARKETING AND STRATEGIC ALLIANCES

     We have developed a consumer-oriented, direct marketing strategy designed to reach potential customers and build brand awareness nationally. Using demographic information and analyzing current regional banking conditions, we target key consumer markets through a variety of advertising and promotional media. To expand our marketing activities, we plan to significantly increase our marketing levels during 1999. Our current marketing strategy consists of our national advertising campaign, strategic alliances, affinity partnerships, and customer referral and cross-sell programs.

NATIONAL ADVERTISING CAMPAIGN

     We target key consumer markets through a variety of advertising and promotional media, including billboard advertising, as well as print advertising in national periodicals, local newspapers and specialty publications. For the past several years we have developed and implemented a national radio campaign aimed at consumer segments most likely to be interested in our products. Our ads are frequently heard on stations in major markets, including New York, Philadelphia, San Francisco, Washington, DC and Los Angeles. We also place advertisements on several leading internet web sites. Additionally, we intend to expand our national advertising efforts by rolling out strategically placed television advertisements.

     We have developed a concentrated regional advertising campaign, originating in the Los Angeles area that, over time, will scale up to a national campaign with consumer reach from coast to coast. These regional campaigns will use all of our advertising channels to penetrate prime consumer segments.

STRATEGIC ALLIANCES

     We have strategic marketing agreements with several leading internet web sites. On November 4, 1998, we announced a marketing relationship with Yahoo!. Through this agreement, we have introduced a customer acquisition program with tailored benefits for customers who open their accounts through Yahoo!, including the reimbursement of third-party ATM surcharges. This agreement also provides us with strategically placed advertising in Yahoo!'s banking and finance pages. We have additional marketing agreements with Third Age Media, an online community of older adults, and Chinese Cyber City, an online community of Chinese-Americans. In addition, we have placed advertising strategically throughout the internet on sites that reach our target audiences.

AFFINITY PARTNERSHIPS

     Our affinity marketing program is designed to reach targeted groups of consumers with the endorsement of their membership organization. Through our affinity partnerships, we contract with professional and other organizations to promote our savings and investment products. We believe our affinity partnerships lower customer acquisition costs and increase customer conversion rates. Currently, we have 14 affinity partnerships, including the following:

     - Sam's Club;
     - Chinese Cyber City;
     - National Association of Realtors(R);
     - National Council of Senior Citizens; and
     - National Association for the Self-Employed.

CUSTOMER REFERRAL AND CROSS-SELL PROGRAMS

     We have several customer incentive programs designed to encourage our existing customers to refer new customers and to open additional accounts themselves. In 1995, we introduced the Refer-a-Saver(SM) program, pursuant to which we pay cash to existing customers who refer new customers to us. This program significantly lowers our customer acquisition cost. Since introduction in 1995, the Refer-a-Saver(SM) program has accounted for 5% of our account growth. Additionally, as an incentive to maintain multiple accounts, we offer lower minimum balances and higher rates on select products for customers with multiple accounts through our Preferred Saver(SM) program. Currently, approximately 15% of our customers are enrolled in the Preferred Saver(SM) program.

                                    SECURITY

     We have systems environments which are continuously monitored and managed using early detection, intervention and access control to prevent unauthorized entry and activity. We test our systems periodically using an outside security firm. In addition, we have taken the following specific steps to ensure our customer information is adequately protected:

     ENCRYPTED DATA TRANSMISSIONS. All data transmitted and transacted on our web hosting environment is encrypted to ensure that sensitive information cannot be read or easily deciphered. This encryption is accomplished through Verisign's Secure Socket Layer, or SSL. SSL protocol provides data privacy, integrity and authentication in a point-to-point connection between a consumer's web browser and our web server so that information, including the requested URL, submitted form contents, user names and passwords, and any data sent back to the client, are fully encrypted. This encryption technology is widely supported in browsers including Netscape Navigator(TM) version 2.0 or higher and Microsoft's(R) Internet Explorer version 3.0 and higher.

     FIREWALLS. Security firewalls are in place to protect our web server, internet banking platform and our internal network environment. Through the use of Check Point hardware and software, we control access, authenticate users and ensure the privacy and integrity of communications over untrusted public networks.

                           ASSET ACQUISITION PROGRAM

     Our asset acquisition strategy is focused on investing in mortgage-backed securities purchased in the secondary market and one-to four-family first lien residential mortgage loans.

MORTGAGED-BACKED SECURITIES


     Our mortgage-backed securities portfolio consists primarily of privately insured mortgage pass-through securities, Government National Mortgage Association participation certificates, Fannie Mae participation certificates, Freddie Mac participation certificates and other securities issued by other non-agency organizations. As of December 31, 1998, 89% of the face value of our mortgage-backed securities portfolio was rated "AAA" by Standard & Poor's or "Aaa" by Moody's Investment Services. As of December 31, 1998, mortgage-backed securities represented 47.1% of our total earning assets.


MORTGAGE LOANS


     As of December 31, 1998, 97.5% of our whole loan portfolio consisted of first lien one- to four-family residential mortgage loans, an asset class we consider the safest in terms of credit risk. We purchase loans from various sources, including brokers, other banks, pension funds and other holders of residential mortgages. As our portfolio has grown, we have developed a national flow program to directly purchase loans from originators, thereby increasing our spreads by eliminating intermediary fees. We purchase loans nationwide, allowing for a steady supply of loans and improving credit quality through a regionally diverse portfolio. As of December 31, 1998, mortgage loans represented 41.2% of our total earning assets.


ASSET/LIABILITY MANAGEMENT

     We actively monitor our net interest rate sensitivity position. Effective interest rate sensitivity management seeks to ensure that net interest income and the market value of equity are protected from the impact of changes in interest rates. To this end, we have established an asset-liability committee and implemented a risk measurement guideline employing market value of equity and gap methodologies and other measures. To manage interest rate exposure, we use various hedging techniques such as caps, floors, swaps, futures and financial options.

                                  COMPETITION

     The financial services industry in the United States is highly competitive and characterized by rapid change. We compete for deposits throughout the United States with financial service providers, including savings and commercial banks, credit unions, mutual fund companies and brokerage companies.

     Because we purchase rather than originate residential mortgage loans and mortgage-backed securities, our competitors for these investments are primarily commercial banks, savings banks, mortgage brokers, pension funds, real estate investment trusts and other financial service providers that purchase mortgage-related products. We believe that the secondary market for residential mortgage loans is large and relatively fluid, with pricing typically a function of supply and demand and general market conditions. We compete principally on the basis of bid price for these investments. We believe that we are able to compete effectively for mortgage loans and mortgage-backed securities primarily because of our relatively low cost infrastructure.

     We believe that customers choose financial products and services primarily on the basis of price, convenience and service. We also believe that we attract and retain customers primarily because we offer the following:

- higher interest rates and lower fees than those offered by many of our competitors;

- convenient anytime, anywhere access to our products and services; and

- quality customer service.

     See "Risk Factors -- Competition with other financial institutions may cause us to increase marketing expenses, resulting in reduced profitability".

                             GOVERNMENT REGULATION

     Telebanc, as a savings and loan holding company, and Telebank, as a federally chartered savings bank, are subject to extensive regulation, supervision and examination by the OTS as their primary federal regulator. Telebank also is subject to regulation, supervision and examination by the FDIC.

     TeleBanc Capital Markets, Inc., or TCM, a wholly owned subsidiary of Telebanc, is a registered broker-dealer under the Securities Exchange Act of 1934 and is regulated by the SEC.

     Telebanc Insurance, a subsidiary of Telebanc, is required to be licensed in each state where it sells insurance products and is subject to the regulatory requirements of these states. Currently, Telebanc Insurance is licensed in six states.


                         THE COMMUNITY REINVESTMENT ACT



     Congress enacted the Community Reinvestment Act, the CRA, in 1977 to encourage depository institutions to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. The CRA requires that each depository institution's record in helping meet the credit needs of its entire community be evaluated periodically. That record is taken into account by bank regulatory authorities in considering various types of applications (e.g., mergers, acquisitions and new deposit facilities) by an institution.



     In 1995, the federal financial regulatory agencies revised the regulations that implement the CRA. The revised regulations set forth specific types of evaluations for wholesale banks, which are those that are not in the business of extending home mortgage, small business, small farm, or consumer loans to retail customers. Satisfaction of a wholesale bank's responsibilities under the CRA are measured by various criteria including the number and amount of community development loans, qualified investments, or community development services, and the use of innovative or complex community development services, qualified investments, or community development loans. Telebank has been approved as a wholesale bank. As a wholesale bank, even though Telebank obtains deposits on a nationwide basis primarily over the internet and through the U.S. mail, its current service area for purposes of the CRA is the Arlington, Virginia market, where Telebank's home office is located.



     Telebank participates in various community development programs in an effort to meet its responsibilities under the CRA. Telebank invests in loans secured by or makes other investments used for the purpose of affordable housing for low- or moderate-income individuals and has committed to invest up to $500,000 in a low-income housing tax credit fund that is considered a qualified investment under the CRA. Senior management of Telebank serves on the boards of directors of non-profit organizations whose purpose is to promote community development. We also provide loan servicing for Habitat for Humanity of Northern Virginia, Inc., a non-profit organization whose purpose is to create decent, affordable housing for those in need.



     The OTS is expected to issue shortly guidance on how a depository institution which conducts business over the internet is to comply with the CRA. This guidance may affect the way in which Telebank currently meets its obligations under the CRA. However, we do not anticipate that this guidance will have a material adverse impact on our business operations.

                                   MANAGEMENT

                DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES


     The following table lists our current directors, executive officers and key employees as of March 30, 1999:



                 NAME                    AGE                         POSITION
                 ----                    ---                         --------
David A. Smilow........................  37    Chairman of the Board of Directors
Mitchell H. Caplan.....................  41    Vice Chairman of the Board of Directors, Chief
                                               Executive Officer and President
Aileen Lopez Pugh......................  31    Executive Vice President and Chief Financial Officer
Laurence P. Greenberg..................  37    Executive Vice President and Chief Marketing Officer
Stephen G. Dervenis....................  34    Executive Vice President of Telebanc and Chief
                                               Executive Officer of TCM
Michael Opsahl.........................  36    Executive Vice President and Chief Credit Officer
Sang-Hee Yi............................  34    Executive Vice President and Chief Operating Officer
Ross C. Atkinson.......................  30    Executive Vice President and Chief Information
                                               Officer
Arlen W. Gelbard.......................  41    Executive Vice President and General Counsel
David R. DeCamp........................  40    Director
Dean C. Kehler.........................  42    Director
Marcia Myerberg........................  54    Director
Steven F. Piaker.......................  36    Director
Mark Rollinson.........................  63    Director


     DAVID A. SMILOW, a founder and Chairman of Telebanc, will continue to reduce his operational role at Telebanc and, in 1999, is expected to focus exclusively, in his capacity as non-executive chairman, on long term strategic initiatives and asset liability management.

     Mr. Smilow has served as the Chairman of the Board of Directors since March 1994 and as Chief Executive Officer of Telebanc from March 1994 to April 1998. He has also served as the Chairman of the Board of Directors of Telebank since January 1994 and as Chief Risk Management Officer of Telebank since February 1996. Prior to January 1994, Mr. Smilow served as President of Telebank. Mr. Smilow is the brother-in-law of Mr. Opsahl.

     MITCHELL H. CAPLAN has served as the Vice Chairman of the Board of Directors and President of Telebanc since January 1994 and has served as Chief Executive Officer of Telebanc since April 1998. Mr. Caplan has also served as Vice Chairman, President and Chief Executive Officer of Telebank since January 1994. Mr. Caplan also serves as Vice President of TCM. From 1985 until September 1990, Mr. Caplan was an associate of the law firm of Shearman & Sterling, where he represented and advised private and public commercial institutions.

     AILEEN LOPEZ PUGH has served as Executive Vice President and Chief Financial Officer of Telebanc and Telebank since August 1994. Prior to joining management, Ms. Pugh served as a director from April 1993 to August 1994. From December 1993 to May 1994, she served as a consultant to MET Holdings in connection with the organization of Telebanc and its initial public offering. Prior to 1993, Ms. Pugh was an auditor with KPMG Peat Marwick.

     LAURENCE P. GREENBERG has served as Executive Vice President and Chief Marketing Officer of Telebanc and Telebank since 1995. He is responsible for developing and implementing our marketing strategy and overseeing the call center and deposit operations functions. From October 1994 to 1995, Mr. Greenberg served as Senior Vice

President of Marketing. Prior to joining management, Mr. Greenberg served as a consultant to Telebank between April and September 1994. From 1993 to April 1994, Mr. Greenberg was a Senior Associate at T.H. Land Research Group, Inc., a marketing research company serving direct marketing companies. From 1989 to 1993, Mr. Greenberg was a Marketing Manager for specialty publications with Capital Cities/ABC, Inc.

     STEPHEN G. DERVENIS has served as Executive Vice President of Telebanc, as well as Chief Executive Officer of TCM, since June 1998. From October 1997 to June 1998, Mr. Dervenis served as Director of Amortizing and Emerging Assets Securitization at Barclays Capital in New York. From April 1994 to September 1997, Mr. Dervenis served as a Managing Director of Furman Selz, and from January 1993 to March 1994, as a Vice President at J.P. Morgan, both in New York.

     MICHAEL OPSAHL has served as Executive Vice President and Chief Credit Officer of Telebanc, Telebank and TCM or their predecessors since 1990. He is responsible for the development of the loan acquisition process, including the acquisition and pricing of loans and the swapping of purchased loan pools for mortgage-backed securities. Prior to joining Telebanc, Mr. Opsahl served as a trading assistant at the Federal Home Loan Mortgage Corporation. Mr. Opsahl is the brother-in-law of Mr. Smilow.

     SANG-HEE YI has served as Executive Vice President and Chief Operating Officer of Telebanc and Telebank since April 1996. She is responsible for operations and regulatory compliance. Prior to serving in her current position, Ms. Yi served as the compliance officer of Telebanc. From 1986 to April 1994, she was a federal thrift regulator at the Office of Thrift Supervision.

     ROSS C. ATKINSON has served as Executive Vice President and Chief Information Officer of Telebanc and Telebank since June 1998. He is responsible for the strategic direction of all information processing, communication systems and operations. From 1997 until June 1998, Mr. Atkinson served as a principal consultant with Platinum Technology, Inc., a database systems and information management software provider. From 1991 through 1996, Mr. Atkinson served as a systems engineer for Electronic Data Systems.

     ARLEN W. GELBARD has served as Executive Vice President and General Counsel of Telebanc and Telebank since June 1998. From 1982 until June 1998, Mr. Gelbard was a member of the law firm of Hofheimer Gartlir & Gross, LLP, New York, where he specialized in transactional real estate, lending, leasing, foreclosures and workouts. Prior to joining management of Telebanc, from April 1996 to June 1998, Mr. Gelbard served as a director, as well as Chairman of the Compensation Committees of Telebanc and Telebank.

     DAVID R. DECAMP has served as a director of Telebanc since its formation in March 1994 and as a director of Telebank since July 1992. Mr. DeCamp is a Senior Vice President of Grubb & Ellis, a commercial real estate broker. From 1988 to 1996, Mr. DeCamp was a commercial real estate broker with Cassidy & Pinkard, Inc. Mr. DeCamp is the Chairman of the Audit and Compliance Committees of Telebanc and Telebank.

     DEAN C. KEHLER has served as a director of Telebanc and Telebank since March 1997. Mr. Kehler has been a Managing Director of CIBC Oppenheimer Corp., a subsidiary of CIBC, and co-head of the High Yield Group since August 1995. From February 1990 to August 1995, Mr. Kehler was a founding partner and Managing Director of The Argosy Group, L.P., which was acquired by CIBC in August 1995. He is also a director of Global Crossing Ltd. and Booth Creek Ski Group, Inc.

     MARCIA MYERBERG has served as a director of Telebanc and Telebank since May 1998. Ms. Myerberg has been Chief Executive Officer of Myerberg & Company, L.P., an investment banking firm specializing in the mortgage-backed securities markets, since February 1994. Prior to her current position, from March 1989 to February 1994, Ms. Myerberg was a Senior Managing

Director of The Bear Stearns Companies, Inc. From July 1985 to February 1989, she was a Director of Salomon Brothers, Inc., and from November 1979 to June 1985 she was the Senior Vice President-Corporate Finance and Treasurer of Federal Home Loan Mortgage Corporation.

     STEVEN F. PIAKER has served as a director of Telebanc and Telebank since March 1997. Since January 1997, Mr. Piaker has been a Senior Vice President of Conning & Company, a provider of asset management, private equity capital, corporate finance services and research to the insurance and financial services industries, which he joined in 1994. From September 1992 to June 1994, Mr. Piaker served as a Senior Vice President of Conseco, Inc. where he was involved in company-sponsored leveraged buyouts and private placements in the insurance industry.

     MARK ROLLINSON has served as a director of Telebanc since its formation in March 1994 and as a director of Telebank since 1992. He has been a self-employed attorney in Leesburg, Virginia, for the past ten years.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of March 30, 1999, and as adjusted to give effect to the sale of common stock offered by this prospectus by: (i) each stockholder known by us to beneficially own 5% or more of our common stock,
(ii) each of our current directors and executive officers, (iii) all of our directors and executive officers, as a group and (iv) all other selling stockholders.



                                          BENEFICIAL OWNERSHIP      NUMBER OF
                                             PRIOR TO THIS           SHARES        BENEFICIAL OWNERSHIP
                                              OFFERING(1)             BEING       AFTER THIS OFFERING(1)
                                         ----------------------      SOLD IN      ----------------------
NAME OF BENEFICIAL OWNER(2)               NUMBER     PERCENTAGE   THIS OFFERING    NUMBER     PERCENTAGE
---------------------------              ---------   ----------   -------------   ---------   ----------
David A. Smilow(3).....................  1,655,350     12.71%        350,000      1,305,350      7.95%
Mitchell H. Caplan(4)..................    879,277      6.74          50,000        829,277      5.05
Aileen Lopez Pugh(5)...................    116,961         *              --        116,961         *
Laurence P. Greenberg(6)...............     87,907         *              --         87,907         *
Stephen G. Dervenis(7).................      5,700         *              --          5,700         *
David R. DeCamp(8).....................     19,000         *              --         19,000         *
Dean C. Kehler(9)......................    686,590      5.40              --        686,590      4.26
Marcia Myerberg........................         --        --              --             --        --
Steven F. Piaker(10)...................      4,000         *              --          4,000         *
Mark Rollinson(11).....................     20,500         *              --         20,500         *
CIBC WG Argosy Merchant Fund 2
  LLC(9)...............................    682,590      5.37              --        682,590      4.24
Conning & Company(12)..................    772,589      6.08              --        772,589      4.80
General American Mutual Holding
  Company(13)..........................    967,614      7.60              --        967,614      6.00
PC Investment Company(14)..............    867,866      6.82              --        867,866      5.38
Telebanc Employee Stock Ownership
  Plan(15).............................    495,445      3.91              --        495,445      3.08
Directors and executive officers, as a
  group (10 individuals)(16)...........  3,475,285     25.24%        400,000      3,075,285     17.91%


---------------

 * Less than 1% of the shares of outstanding common stock.


 (1) Applicable percentage of ownership is based on 12,610,599 shares of common stock outstanding as of March 30, 1999, and 16,010,599 shares of common stock outstanding upon completion of this offering. Beneficial ownership is determined in accordance with the rules of the SEC. For each beneficial owner, shares of common stock subject to options or conversion rights exercisable within 60 days of the date of this prospectus are included as outstanding for purposes of this table.


 (2) Except as specifically noted in the footnotes below, the address of each of the named stockholders is c/o TeleBanc Financial Corporation, 1111 North Highland Street, Arlington, Virginia 22201.

 (3) 1,153,954 of Mr. Smilow's shares are held by D. Aron LLC, a limited liability company of which Mr. Smilow is the managing member, and 50,036 shares are held directly by Mr. Smilow. Includes 354,064 shares of common stock issuable upon exercise of options and 64,200 shares issuable upon exercise of warrants exercisable within 60 days of the date of this prospectus and 33,096 shares of common stock held by the ESOP and allocated to Mr. Smilow's account. Excludes 288,944 shares held by D. Aron LLC over which Mr. Smilow does not have voting or dispositive power and 412,349 shares of common stock and warrants to acquire 50,000 shares of common stock held by the ESOP (excluding the shares allocated to his account), of which Mr. Smilow is a trustee.



 (4) Includes 380,730 shares of common stock issuable upon exercise of options and 46,000 shares issuable upon exercise of warrants exercisable within 60 days of the date of this prospectus and 15,809 shares of common stock held by the ESOP and allocated to Mr. Caplan's account. Excludes 429,636 shares of common stock and warrants to acquire 50,000 shares of common stock held by the ESOP (excluding the shares allocated to his account), of which Mr. Caplan is a trustee. Mr. Caplan disclaims beneficial ownership of warrants to acquire 23,000 shares of common stock listed above.


 (5) Includes 88,000 shares of common stock issuable upon exercise of options and 12,200 shares of common stock issuable upon exercise of warrants exercisable within 60 days of the date of this prospectus and 7,481 shares of common stock held by the ESOP and allocated to Ms. Pugh's account.

 (6) Includes 80,000 shares of common stock issuable upon exercise of options exercisable within 60 days of the date of this prospectus and 7,507 shares of common stock held by the ESOP and allocated to Mr. Greenberg's account.

 (7) Includes 5,000 shares of common stock issuable upon exercise of options exercisable within 60 days of the date of this prospectus.

 (8) Includes 17,000 shares of common stock issuable upon exercise of options exercisable within 60 days of the date of this prospectus. Mr. DeCamp's address is c/o Grubb & Ellis, 1717 Pennsylvania Avenue, N.W., Suite 250, Washington, D.C. 20006.

 (9) Mr. Kehler is the designated director for CIBC WG Argosy Merchant Fund 2 LLC ("CIBC Merchant Fund"), which, according to a Schedule 13G filed on February 16, 1999, directly holds 589,840 shares of common stock and 92,750 shares of common stock issuable upon exercise of warrants exercisable within 60 days of the date of this prospectus. Mr. Kehler is a partner of CIBC Merchant Fund and disclaims beneficial ownership of such shares. Mr. Kehler's beneficial ownership interest includes 4,000 shares of common stock issuable upon exercise of options exercisable within 60 days of the date of this prospectus, which are not part of CIBC's holdings. Mr. Kehler's address is c/o CIBC Oppenheimer, 425 Lexington Avenue, 3rd Floor, New York, New York, 10017.

(10) Represents common stock issuable upon exercise of options exercisable within 60 days of the date of this prospectus. Mr. Piaker is the designated director for Conning & Company and serves as its Senior Vice President. Mr. Piaker does not exercise voting or investment control over the shares held by Conning & Company. Mr. Piaker's address is c/o Conning & Company, City Place II, 185 Asylum Street, Hartford, Connecticut 06103.

(11) Includes 12,000 shares of common stock issuable upon exercise of options exercisable within 60 days of the date of this prospectus. Mr. Rollinson's address is P.O. Box 826, Leesburg, Virginia 22075.

(12) According to a Schedule 13G filed on February 16, 1999, Conning Insurance Capital Limited Partnership III ("CICLP III") beneficially owns 671,975 shares of common stock. Conning Insurance Capital International Partners III, L.P. ("CICIP III") beneficially owns 100,614 shares of common stock. Telebanc understands that CICLP III and CICIP III collectively own 92,750 shares of common stock issuable upon exercise of warrants exercisable within 60 days of the date of this prospectus. Conning & Company controls the general partner of each of these partnerships. The address of Conning & Company is City Place II, 185 Asylum Street, Hartford, Connecticut 06103.


(13) According to a Schedule 13G filed on February 16, 1999, General American Life Insurance Company ("General American"), an indirect subsidiary of General American Mutual Holding Company directly holds 168,525 shares of common stock and 26,500 shares of common stock issuable upon exercise of warrants exercisable within 60 days of the date of this prospectus. General American Mutual Holding Company indirectly controls Conning & Company and may be deemed to beneficially own all of the shares held by Conning & Company partnerships. Accordingly, the 772,589 shares held by Conning & Company are also included in the table above. The address of General American is 700 Market Street, St. Louis, Missouri 63101.


(14) PC Investment Company holds 749,940 shares of common stock and 117,926 shares of common stock issuable upon exercise of warrants exercisable within 60 days of the date of this prospectus. The address of PC Investment Company is 401 Theodore Freund Avenue, Rye, New York 10580.

(15) Includes 50,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days of the date of this prospectus.


(16) Includes 944,794 shares of common stock issuable upon exercise of options and 215,150 shares of common stock issuable upon exercise of warrants exercisable within 60 days of the date of this prospectus. Excludes 381,552 shares of common stock, except for any shares allocable to the accounts of Messrs. Smilow, Caplan and Greenberg and Ms. Pugh, and warrants to acquire 50,000 shares of common stock exercisable within 60 days of the date of this prospectus held by the ESOP, of which Messrs. Smilow and Caplan act as trustees.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The SEC allows us to "incorporate by reference" the information we file with them, which means:

     - incorporated documents are considered part of the prospectus;

     - we can disclose important information to you by referring you to those documents; and

     - information that we file with the SEC will automatically update and supersede this prospectus.

     We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934:


     - Current Report on Form 8-K filed on April 8, 1999;



     - Current Report on Form 8-K filed on April 2, 1999;


     - Annual Report on Form 10-K, as amended, for the year ended December 31, 1998; and

     - The description of our common stock in the registration statement on Form 8-A filed on July 1, 1998.

     We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus but before the end of the offering:

     - Reports filed under Section 13(a) and (c) of the Exchange Act;

     - Documents filed under Section 14 of the Exchange Act; and

     - Reports filed under Section 15(d) of the Exchange Act.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room and their copy charges.

     You may request a copy of any filings referenced to above, excluding exhibits, at no cost, by contacting Todd C. Mackay at the following address:

     TeleBanc Financial Corporation
     1111 North Highland Street
     Arlington, Virginia 22201
     (703) 247-3700

     We have filed a registration statement on Form S-3 with the SEC covering the offering. For further information about us and the offering, you should refer to our registration statement and its exhibits. Since the prospectus may not contain all the information that you may find important, you should review the full text of the documents included or incorporated by reference in the registration statement.

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing or incorporated by reference in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                           FORWARD LOOKING STATEMENTS

     This prospectus contains forward-looking statements and information relating to Telebanc and its subsidiaries. The words "believes", "expects", "may", "will", "should", "projects", "contemplates", "anticipates", "forecasts", "intends" or similar terminology are intended to identify forward-looking statements. These statements are based on the beliefs of management as well as assumptions made using information currently available to management. Because these statements reflect the current views of management concerning future events, they involve risks, uncertainties and assumptions. Therefore, actual results may differ significantly from the results discussed in the forward-looking statements. The factors that may cause a difference include those discussed in the Risk Factors section and the Management's Discussion and Analysis of Financial Condition and Results of Operations section of this prospectus. We undertake no obligation to update publicly any forward-looking statement for any reason, even if new information becomes available.

                             VALIDITY OF THE SHARES

     For purposes of this offering, Hogan & Hartson L.L.P., Washington, D.C., has given its opinion as to the validity of the shares offered by this prospectus. The validity of these shares will be passed upon for the underwriters by Sullivan & Cromwell, Washington, D.C.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1996, 1997 and 1998 and for each of the three years in the period ending December 31, 1998 included in this prospectus and registration statement to the extent indicated in their report have been audited by Arthur Andersen LLP, independent certified public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants....................    F-2
Consolidated Statement of Financial Condition -- As of
  December 31, 1998 and 1997................................    F-3
Consolidated Statements of Operations and Comprehensive
  Income -- For the Years Ended December 31, 1998, 1997 and
  1996......................................................    F-4
Consolidated Statements of Changes in Stockholders'
  Equity -- For the Years Ended December 31, 1998, 1997 and
  1996......................................................    F-5
Consolidated Statements of Cash Flows -- For the Years Ended
  December 31, 1998, 1997 and 1996..........................    F-6
Notes to Consolidated Financial Statements..................    F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of TeleBanc Financial Corporation and Subsidiaries

     We have audited the accompanying consolidated statements of financial condition of TeleBanc Financial Corporation (a Delaware Corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows for each of the three years ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TeleBanc Financial Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP

Vienna, Virginia
February 10, 1999

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             (DOLLARS IN THOUSANDS)

                                                                      DECEMBER 31,
                                                                ------------------------
                                                                   1998          1997
                                                                ----------    ----------
ASSETS
Cash and cash equivalents...................................    $   26,282    $   92,156
Trading securities..........................................        29,584        21,110
Federal Home Loan Bank stock................................        25,175        10,000
Investment securities available-for-sale....................       220,358        91,237
Mortgage-backed securities available-for-sale...............     1,012,163       319,203
Loans receivable held for sale..............................       117,928       149,086
Loans receivable, net.......................................       786,926       391,618
Other assets................................................        64,925        25,942
                                                                ----------    ----------
Total assets................................................    $2,283,341    $1,100,352
                                                                ==========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Retail deposits.............................................    $1,142,385    $  522,221
Brokered callable certificates of deposit...................        67,085            --
Advances from the Federal Home Loan Bank of Atlanta.........       472,500       200,000
Securities sold under agreements to repurchase and other
  borrowings................................................       404,435       279,909
Subordinated debt, net......................................        29,855        29,614
Other liabilities...........................................        18,261        13,212
                                                                ----------    ----------
Total liabilities...........................................     2,134,521     1,044,956
Corporation-Obligated Mandatorily Redeemable Capital
  Securities of Subsidiary Trust Holding Solely Junior
  Subordinated Debentures of the Corporation................        35,385         9,572
Commitments and contingencies...............................            --            --
Stockholders' equity:
4% Cumulative Preferred Stock, $0.01 par value, 500,000
  shares authorized
  Series A, 0 and 18,850 issued and outstanding at December
     31, 1998 and 1997......................................            --         9,634
  Series B, 0 and 4,050 issued and outstanding at December
     31, 1998 and 1997......................................            --         2,070
  Series C, 0 and 7,000 issued and outstanding at December
     31, 1998 and 1997......................................            --         3,577
Common stock, $0.01 par value, 29,500,000 shares authorized;
  12,388,242 and 4,458,322 issued and outstanding at
  December 31, 1998 and 1997................................           123            44
Additional paid-in capital..................................       103,194        16,205
Unearned ESOP shares........................................        (2,578)           --
Retained earnings...........................................        10,819        11,556
Unrealized gain on securities available for sale, net of
  tax.......................................................         1,877         2,738
                                                                ----------    ----------
Total stockholders' equity..................................       113,435        45,824
                                                                ----------    ----------
Total liabilities and stockholders' equity..................    $2,283,341    $1,100,352
                                                                ==========    ==========

          See accompanying notes to consolidated financial statements.

         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              FOR THE YEAR ENDED DECEMBER
                                                                          31,
                                                              ----------------------------
                                                                1998      1997      1996
                                                              --------   -------   -------
Interest income:
  Loans.....................................................  $ 51,197   $34,729   $23,089
  Mortgage-backed and related securities....................    34,474    17,646    17,955
  Investment securities.....................................     9,951     5,702     4,690
  Trading securities........................................     2,861     1,124        --
  Other.....................................................     1,627       100        66
                                                              --------   -------   -------
        Total interest income...............................   100,110    59,301    45,800
Interest expense:
  Retail deposits...........................................    44,913    25,958    21,357
  Brokered callable certificates of deposit.................     3,638        --        --
  Advances from the Federal Home Loan Bank of Atlanta.......    13,022     9,885     6,689
  Repurchase agreements and other borrowings................    15,204     6,941     4,569
  Subordinated debt.........................................     3,528     3,279     2,200
                                                              --------   -------   -------
        Total interest expense..............................    80,305    46,063    34,815
                                                              --------   -------   -------
        Net interest income.................................    19,805    13,238    10,985
Provision for loan losses...................................       905       921       919
                                                              --------   -------   -------
        Net interest income after provision for loan
          losses............................................    18,900    12,317    10,066
                                                              --------   -------   -------
Non-interest income:
  Gain on sale of available for sale securities.............     3,536       982       935
  Gain on sale of loans.....................................     2,088     1,148       874
  (Loss) gain on trading securities.........................       (43)    1,204        --
  Income (loss) on equity investments.......................       531    (1,138)     (274)
  Fees, service charges, and other..........................     1,452     1,897     1,221
                                                              --------   -------   -------
        Total non-interest income...........................     7,564     4,093     2,756
Non-interest expenses:
  Selling, general and administrative expenses:
  Compensation and employee benefits........................     7,779     4,909     3,690
  Advertising and marketing.................................     4,634       606        93
  Special SAIF assessment...................................        --        --     1,671
  Other.....................................................     7,406     3,527     2,921
                                                              --------   -------   -------
        Total general and administrative expenses...........    19,819     9,042     8,375
Other non-interest expenses:
  Net operating cost of real estate acquired through
    foreclosure.............................................       336       278       238
  Amortization of goodwill and other intangibles............     1,923       822       462
                                                              --------   -------   -------
    Total other non-interest expenses.......................     2,259     1,100       700
                                                              --------   -------   -------
        Total non-interest expenses.........................    22,078    10,142     9,075
                                                              --------   -------   -------
    Income before income tax expense and minority
      interest..............................................     4,386     6,268     3,747
Income tax expense..........................................     1,649     1,657     1,195
Minority interest in subsidiary.............................     1,362       394        --
                                                              --------   -------   -------
        Net income..........................................  $  1,375   $ 4,217   $ 2,552
Preferred stock dividends...................................     2,112       546        --
                                                              --------   -------   -------
        Net (loss) income available to common
          stockholders......................................  $   (737)  $ 3,671   $ 2,552
                                                              ========   =======   =======
Other comprehensive income, before tax:
  Unrealized holding gain on securities arising during the
    period..................................................     1,331     1,251     1,088
  Less: reclassification adjustment for gains included in
    net income..............................................    (3,536)     (982)     (882)
                                                              --------   -------   -------
    Other comprehensive income, before tax..................    (2,205)      269       206
  Income tax expense related to reclassification adjustment
    for gains on sale of securities.........................     1,344       373       335
                                                              --------   -------   -------
    Other comprehensive income, net of tax..................      (861)      642       541
                                                              --------   -------   -------
    Comprehensive income....................................  $ (1,598)  $ 4,313   $ 3,093
                                                              ========   =======   =======
Earnings per share:
  Basic.....................................................  $  (0.09)  $  0.84   $  0.62
  Diluted...................................................  $  (0.09)  $  0.57   $  0.58

          See accompanying notes to consolidated financial statements.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996
                                 (IN THOUSANDS)

                                                                                                      UNREALIZED
                                                                                                        GAINS
                                                                                                       (LOSSES)
                                                                                                          ON
                                                                ADDITIONAL                            AVAILABLE-
                                           PREFERRED   COMMON    PAID-IN      UNEARNED     RETAINED    FOR-SALE
                                             STOCK     STOCK     CAPITAL     ESOP SHARES   EARNINGS   SECURITIES    TOTAL
                                           ---------   ------   ----------   -----------   --------   ----------   --------
BALANCES AT DECEMBER 31, 1995............  $     --     $ 40     $ 14,637      $    --     $ 5,333     $ 1,555     $ 21,565
Net income...............................        --       --           --           --       2,552          --        2,552
Unrealized gain on available-for sale
  securities, net of tax effect..........        --       --           --           --          --         541          541
                                           --------     ----     --------      -------     -------     -------     --------
BALANCES AT DECEMBER 31, 1996............        --       40       14,637           --       7,885       2,096       24,658
Net income...............................        --       --           --           --       4,217          --        4,217
Common stock issued......................        --        4        1,568           --          --          --        1,572
Issuance of 4% cumulative preferred
  stock, Series A........................     9,634       --           --           --          --          --        9,634
Issuance of 4% cumulative preferred
  stock, Series B........................     2,070       --           --           --          --          --        2,070
Issuance of 4% cumulative preferred
  stock, Series C........................     3,577       --           --           --          --          --        3,577
Dividends on 4% cumulative preferred
  stock..................................        --       --           --           --        (546)         --         (546)
Unrealized gain on available for sale
  securities, net of tax effect..........        --       --           --           --          --         642          642
                                           --------     ----     --------      -------     -------     -------     --------
BALANCES AT DECEMBER 31, 1997............    15,281       44       16,205           --      11,556       2,738       45,824
Net income...............................        --       --           --           --       1,375          --        1,375
Common stock issued......................        --       54       69,994           --          --          --       70,048
Dividends on 4% cumulative preferred
  stock..................................        --        1        1,738           --      (2,112)         --         (373)
Conversion of 4% cumulative preferred
  stock to common stock..................   (15,281)      24       15,257           --          --          --           --
Unearned ESOP shares.....................        --       --           --       (2,578)         --          --       (2,578)
Unrealized gain on available for sale
  securities, net of tax effect..........        --       --           --           --          --        (861)        (861)
                                           --------     ----     --------      -------     -------     -------     --------
BALANCES AT DECEMBER 31, 1998............  $     --     $123     $103,194      $(2,578)    $10,819     $ 1,877     $113,435
                                           ========     ====     ========      =======     =======     =======     ========

          See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                                        1998          1997         1996
                                                     -----------    ---------    ---------
                                                            (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.......................................  $     1,375    $   4,217    $   2,552
  Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
     Minority interest.............................        1,362          394           --
     Equity in (income) losses of subsidiaries.....         (531)       1,129          274
     Depreciation, amortization, and discount
       accretion...................................        1,197       (1,038)      (1,516)
     Provision for loan losses.....................          905          921          919
     Provision for losses on foreclosed real
       estate......................................           --           19           78
     Other gains and losses, net...................          (86)      (1,624)      (1,011)
     Deferred income tax provision.................       (3,004)        (445)        (224)
     Proceeds from sales, repayments and maturities
       of loans held-for-sale......................       69,762       60,145       27,865
     Purchases of loans held-for-sale..............       (2,297)     (72,804)     (91,943)
     Net realized gains on available-for-sale
       securities, loans held-for-sale and
       trading.....................................       (4,105)      (2,613)        (935)
     Purchases of trading assets...................     (623,913)    (100,630)          --
     Proceeds from sales, repayments and maturities
       of trading assets...........................      616,110       80,990           --
     Increase in accrued interest receivable.......       (7,089)      (1,492)      (2,220)
     Increase in accrued expenses and other
       liabilities.................................        1,113          345        3,730
     Increase in other assets......................      (18,296)      (3,373)      (2,433)
     Interest credited to deposits.................       45,023       25,958       21,361
                                                     -----------    ---------    ---------
       Net cash (used in) provided by operating
          activities...............................       77,526       (9,901)     (43,503)
                                                     -----------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net cash received from business acquisition......       10,347           --           --
  Net increase in loans held to maturity, net of
     loans received in business acquisition........     (281,603)    (269,036)     (90,717)
  Loans extended to Employee Stock Ownership Plan..       (2,578)          --           --
  Equity investments in subsidiaries...............       (1,687)      (1,736)      (2,359)
  Purchases of available-for-sale securities, net
     of securities received in business
     acquisition...................................   (1,286,948)    (395,675)    (356,882)
  Proceeds from sales of available-for-sale
     securities....................................      379,166      144,718      220,293
  Proceeds from maturities of and principal
     payments on available-for-sale securities.....      214,466      197,036      201,547
  Net sales (purchases) of premises and equipment,
     net of premises and equipment received in
     business acquisition..........................       (2,070)         110         (842)
  Proceeds from sale of foreclosed real estate.....          978        1,563        1,156
                                                     -----------    ---------    ---------
       Net cash used in investing activities.......     (969,929)    (323,020)     (27,804)
                                                     -----------    ---------    ---------

          See accompanying notes to consolidated financial statements.

                                                        1998          1997         1996
                                                     -----------    ---------    ---------
                                                            (DOLLARS IN THOUSANDS)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in deposits, net of deposits
     received in business acquisition..............      335,136      105,777       62,625
  Advances from Federal Home Loan Bank of
     Atlanta.......................................    1,201,577      322,000      273,500
  Payments on advances from Federal Home Loan Bank
     of Atlanta....................................     (929,077)    (266,800)    (234,200)
  Net increase (decrease) in securities sold under
     agreements to repurchase......................      124,526      222,328      (36,324)
  Net increase in other borrowed funds, net of
     borrowings received in business acquisition...          241       13,028           --
  Proceeds from the issuance of trust preferred
     securities, net...............................       25,813        9,572           --
  Proceeds from the issuance of common stock and
     preferred stock...............................       71,787       16,853           --
  Dividend paid on Trust Preferred securities......       (1,362)        (394)          --
  Dividends paid on preferred stock................       (2,112)        (546)          --
                                                     -----------    ---------    ---------
       Net cash provided by financing activities...      826,529      421,818       65,601
                                                     -----------    ---------    ---------
Net (decrease) increase in cash and cash
  equivalents......................................      (65,874)      88,897       (5,706)
Cash and cash equivalents at beginning of period...       92,156        3,259        8,965
                                                     -----------    ---------    ---------
Cash and cash equivalents at end of period.........  $    26,282    $  92,156    $   3,259
                                                     ===========    =========    =========
SUPPLEMENTAL INFORMATION:
  Interest paid on deposits and borrowed funds.....  $    74,701    $  45,440    $  32,660
  Income taxes paid................................          999        2,473          972
  Gross unrealized (loss) gain on marketable
     securities available-for-sale.................       (1,389)         873          795
  Tax effect of gain on available-for-sale
     securities....................................          528          231          254
  Transfer from loans to REO.......................        1,923        1,454        1,513
SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING
  ACTIVITIES:
  Additional common stock, totaling 119,975 shares,
     was issued upon conversion of 29,900 shares of
     4% Cumulative Preferred Stock.

     The Company purchased all of the capital stock of DFC for $22.3 million, in a merger transaction consummated on August 10, 1998. The total fair value of assets acquired was $333.7 million and total fair value of liabilities assumed was $315.4 million.

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION

     TeleBanc Financial Corporation ("Telebanc" or the "Company") is a savings and loan holding company organized under the laws of Delaware in 1994. The primary business of the Company is the activities conducted by TeleBank (the "Bank") and TeleBanc Capital Markets, Inc. ("TCM"). The Bank is a federally chartered savings bank that provides deposit accounts insured by the Federal Deposit Insurance Corporation ("FDIC") to customers nationwide. TCM is a funds manager and registered broker-dealer. TeleBanc Capital Trust I ("TCT I") and TeleBanc Capital Trust II ("TCT II") are business trusts formed for the purpose of issuing capital securities and investing the proceeds in junior subordinated debentures issued by the Company. The Bank, through its wholly owned subsidiary TeleBanc Servicing Corporation ("TSC"), owns 100% of TeleBanc Insurance Services ("TBIS"), which was formed in May 1998 to offer co-branded insurance products. In 1997, TSC funded 50% of the capital commitment for two entities, AGT Mortgage Services, LLC ("AGT") and AGT PRA, LLC ("AGT PRA"). AGT, which ceased operation on July 31, 1997, serviced performing loans and administered workouts for troubled or defaulted loans for a fee. The primary business of AGT PRA is its two-thirds investment in Portfolio Recovery Associates, LLC ("PRA"). PRA acquires and collects delinquent consumer debt obligations for its own portfolio.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Telebank, TCM, TCT I, TCT II and TSC. All significant intercompany transactions and balances are eliminated in consolidation. The investment in AGT PRA is accounted for under the equity method. The Company's net equity investment in AGT PRA at December 31, 1998 totaled approximately $4.0 million. During 1998, 1997 and 1996, Telebank recorded $526,000, ($487,000), and ($155,000) in earnings/(loss) from its investment in AGT PRA, respectively.

     On June 22, 1998, the Board of Directors of the Company approved the distribution of a 100% stock dividend on its outstanding common stock, par value $0.01 (the "Common Stock"). The effect of the stock dividend has been retroactively applied in the Consolidated Financial Statements for all periods presented.

  Basis of Financial Statement Presentation

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates for which a change is reasonably possible in the near-term relate to the determination of the allowance for loan losses, the fair value of investments and mortgage-backed securities available-for-sale, loans receivable held for sale, trading securities and the valuation of real estate acquired in connection with foreclosures and mortgage servicing rights. In addition, the regulatory agencies that supervise the financial services industry periodically review the Bank's allowance for losses on loans. This review, which is an integral part of their examination process, may result in additions or deductions to the allowance for loan losses based on judgments with regard to available information provided at the time of their examinations.

  Cash and Cash Equivalents

     Cash and cash equivalents are composed of interest-bearing and non-interest-bearing deposits, certificates of deposit, funds due from banks, and federal funds sold with original maturities of three months or less. The Company is required to maintain an overnight balance of $2.4 million in its account with the Federal Reserve Bank of Richmond. As of December 31, 1998, the Company had $18.1 million of interest-bearing deposits that were held at other depository institutions.

  Investment Securities and Mortgage-Backed Securities

     The Company generally classifies its debt and marketable equity securities in one of three categories: held-to-maturity, trading, or available-for-sale. During 1997 and 1998, the Company held no investment or mortgage-backed securities that it classified as held-to-maturity.

     Trading securities are bought and held principally for the purpose of selling them in the near term. Securities purchased for trading are carried at market value with the corresponding realized and unrealized gains and losses recognized by credits or charges to non-interest income. The Company had $29.6 million and $21.1 million classified as trading securities at December 31, 1998 and 1997, respectively. For the years ending December 31, 1998, 1997 and 1996, the Company recognized $569,000, $564,000 and $0, respectively, in realized gains from the sale of trading assets, as well as ($612,000), $640,000 and $0, respectively, in unrealized depreciation or appreciation of trading assets. All other securities not included in the trading category are classified as available-for-sale. Available-for-sale securities are recorded at fair value. Unrealized gains and losses on available-for-sale securities, net of the related tax effects, are reported as a separate component of stockholders' equity until realized. A decline in market value of any available-for-sale asset below its cost, that is deemed other than temporary, is charged to earnings, resulting in the establishment of a new cost basis for the asset. Transfers of securities into the available-for-sale category are recorded at fair value at the date of the transfer. Any unrealized gain or loss at the date of transfer from held-to-maturity is recognized as a separate component of stockholders' equity, net of tax effect. Dividend and interest income is recognized when earned. Realized gains and losses for securities classified as available-for-sale and trading are included in earnings and are derived using the specific identification method for determining the cost of the security sold.

  Loans Held for Sale

     Mortgages acquired by the Company and intended for sale in the secondary market are carried at lower of cost or estimated market value in the aggregate. The market value of these mortgage loans is determined by obtaining market quotes for loans with similar characteristics.

  Loans Receivable

     Loans receivable consist of mortgages that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off. These loans are carried at amortized cost adjusted for charge-offs, the allowance for loan losses, any deferred fees or costs on purchased or originated loans and unamortized premiums or discounts on purchased loans.

     Certain loans have been purchased by the Company with an expectation that all contractual payments of the loan will not be collected. Discounts attributable to credit issues are tracked separately, netted against the loan balance, and are not included as a component of allowance for loan losses. Discounts are accreted on a level yield basis only to the extent they are expected to be realized.

     The loan portfolio is reviewed by the Company's management to set provisions for estimated losses on loans, which are charged to earnings in the current period. The allowance for loan losses represents management's estimate of losses that have occurred as of the respective reporting date.

     In determining the level of the allowance, the Bank has established both specific and general allowances. The amount of specific reserves is determined through a loan-by-loan analysis of non-performing loans and larger dollar non-single-family mortgage loans.

     The general allowance is computed based on an assessment of performing loans. Each month, the performing loan portfolio is stratified by asset type (one- to four-family, commercial, consumer, etc.) and a range of expected loss ratios is applied to each type of loan. Expected loss ratios range between 0.2% and 2.0% depending upon asset type, loan-to-value ratio and current market and economic conditions. The expected loss ratios are based on historical loss experience adjusted to reflect industry loss experience. We also believe that an adjustment is appropriate, at the present time, in estimating the losses inherent in the loan portfolio due to the fact that the Bank purchases, rather than originates in house, the majority of its loans and the limited amount of historical loss experience to date.

  Nonperforming Assets

     Nonperforming assets consist of loans for which interest is no longer being accrued, troubled loans that have been restructured in order to increase the opportunity to collect amounts due on the loan, and real estate acquired in settlement of loans. Interest previously accrued but not collected on nonaccrual loans is reversed against current income when a loan is placed on nonaccrual status. Accretion of deferred fees is discontinued for nonaccrual loans. All loans at least ninety days past due, as well as other loans considered uncollectable, are placed on nonaccrual status. Payments received on nonaccrual loans are recognized as interest income or applied to principal when it is doubtful that full payment will be collected.

  Loan and Commitment Fees, Discounts and Premiums

     Loan fees and certain direct loan acquisition costs are deferred and the net fee or cost recognized into interest income using the interest method over the contractual life of the loans. Premiums and discounts on loans receivable are amortized or accreted, respectively, into income using the interest method over the remaining period to contractual maturity and adjusted for anticipated prepayments. Discounts on loans held for sale are recognized as part of the loss or gain upon sale and not amortized or accreted, respectively.

  Real Estate Acquired through Foreclosure and Held for Sale

     Real estate properties acquired through foreclosure and held for sale are recorded at fair value less estimated selling costs at acquisition. Fair value is determined by appraisal or other appropriate method of valuation. Losses estimated at the time of acquisition are charged to the allowance for loan losses. Management performs periodic valuations and establishes an allowance for losses through a charge to income if the carrying value of a property exceeds its estimated fair value less selling costs.

  Deferred Financing Costs

     Deferred financing costs related to the issuance of the subordinated notes have been capitalized and are being amortized using the interest method over the life of the subordinated notes.

  Income Taxes

     Effective January 1, 1993, the Bank adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

  Financial Instruments

     The Company uses interest rate swaps, caps, floors and futures in the management of its interest-rate risk. The Company is generally exposed to rising interest rates because of the nature of the repricing of rate-sensitive assets as compared with rate-sensitive liabilities. These instruments are used primarily to hedge specific assets and liabilities. For interest rate swaps, the net interest received or paid is treated as an adjustment to the interest income or expense related to the hedged assets or obligations in the period in which such amounts are due.

     In order to be eligible for hedge accounting treatment, high correlation must be probable at the inception of the hedge transaction and must be maintained throughout the hedge period. Upon the sale or disposition of the hedged item, the hedging instrument is marked-to-market with changes recorded in the income statement. Any gain or loss that is incurred upon termination of a hedging instrument is added to the carrying value of the hedged item and amortized over its remaining life. Premiums and fees associated with interest rate caps are amortized to interest income or expense on a straight-line basis over the lives of the contracts. For instruments that are not designated or do not qualify as hedges, realized and unrealized gains and losses are recognized in the income statement as gain or loss on trading securities in the period during which they are incurred.

  Other Assets

     Other assets include purchased loan servicing rights, premiums paid on interest rate caps, and prepaid assets. The Bank services loans totaling $245.0 million as of December 31, 1998, which underlie these servicing rights. The cost of the loan servicing rights is amortized in proportion to, and over the period of, the estimated net servicing income. For the period ending December 31, 1998, amortization expense of loan servicing rights was $925,000. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on mortgage product types. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights exceed their fair value in aggregate. As of December 31, 1998, the amortized cost and fair value of the loan servicing rights were $2.4 million. No valuation allowance was recognized at December 31, 1998. Effective January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 125"), as amended by Statement of Financial Accounting Standards No. 127, Deferral of the Effective Date of Certain Provisions of FASB Statement No.
125 -- An Amendment of FASB Statement No. 125 ("SFAS 127"). The implementation of SFAS 125 did not have a material impact on the Company's financial position.

  Federal Home Loan Bank Stock

     The Federal Home Loan Bank ("FHLB") stock is carried at its amortized cost of $25.2 and $10.0 million as of December 31, 1998 and 1997, respectively.

  Advertising Costs

     The Company's policy is to expense advertising costs when incurred. For the years ended December 31, 1998, 1997, and 1996, the Company incurred advertising expense of $4.6 million, $606,000, and $93,000, respectively.

  Effects of Recent Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS No. 130"), effective for fiscal years beginning after December 15, 1997. This statement requires that certain financial activity typically disclosed in stockholders' equity be reported in the financial statements as an adjustment to net income in determining comprehensive income. The Company adopted SFAS No. 130 effective January 1, 1998. As a result, comprehensive income for the periods ending December 31, 1998 and 1997 is reported in the Consolidated Statement of Operations.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information("SFAS No. 131"), effective for fiscal years beginning after December 15, 1997. This statement requires entities to disclose selected information regarding "reportable segments," which are defined as material operating segments, and certain enterprise-wide information in quarterly and annual reports. Segment disclosures are unnecessary, because only one operating segment meets the materiality test to be considered a reportable segment. As of December 31, 1998, the Bank, considered one segment, accounted for approximately 97.5% of the Company's combined total assets and approximately 96.0% of the Company's combined 1998 revenues. As of December 31, 1998, the Company's other operating segment, TCM, was not sufficiently material to be considered a reportable segment, as defined by SFAS No. 131. In 1998, the Company did not earn significant revenue from foreign sources and did not hold a material amount of long-lived assets in foreign countries. Additionally, the Company does not rely on any one source for a significant portion of its revenue.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). The statement establishes accounting and reporting standards requiring that every derivative instrument, including derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at fair value. SFAS No. 133 requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999, although a company may implement the statement as of the beginning of any fiscal quarter after issuance, that is, fiscal quarters beginning June 16, 1998 and after. SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997 and, at the Company's election, before January 1, 1998. We plan to adopt SFAS No. 133 as of January 1, 2000 but have not yet quantified the impact of adopting SFAS No. 133 on our financial statements. However, the statement could increase volatility in earnings and other comprehensive income.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, Reporting on the Cost of Start-up Activities("SOP 98-5"), which is effective for fiscal years beginning after December 15, 1998. The statement requires that the cost of start-up activities be expensed as incurred rather than capitalized, with initial application reported as the cumulative effect of a change in accounting principle, as described in Accounting Principles Board Opinion Number 20, Accounting Changes. As of December 31, 1998, the Company carries on its books approximately $740,000 of capitalized start-up costs, relating primarily to the establishment of TBIS. The Company intends to implement SOP 8-5 on January 1, 1999, and, as a result, will recognize this amount, net of tax, as an expense classified as the cumulative effect of a change in accounting principle.

  Reclassifications

     Certain reclassifications of the 1997 and 1996 financial statements have been made to conform to the 1998 presentation.

3.  BUSINESS ACQUISITIONS

     Effective August 10, 1998, the Company acquired Direct Financial Corporation ("DFC"), a regional savings and loan holding company, and its wholly owned subsidiary, Premium Bank F.S.B., a federal savings bank ("Premium Bank"), in a merger transaction for approximately $22.3 million in cash (the "DFC Acquisition"). This transaction has been accounted for under the purchase method of accounting. The Company recorded the excess of the purchase price over the estimated fair value of the net tangible assets acquired, as well as the direct costs of the DFC Acquisition, as goodwill. The Company plans to amortize goodwill over a period of 15 years using the straight-line method. At December 31, 1998, goodwill totaled $17.5 million, net of accumulated amortization of $584,000. Operating results of DFC have been included with those of the Company from the closing date.

     The following pro forma combined financial information presents the historical results of operations of the Company and DFC for the years ended December 31, 1997 and 1998, with pro forma adjustments as if DFC had been acquired as of the beginning of the periods presented. The pro forma information presented is not necessarily indicative of what the results of operations actually would have been if the transaction had occurred on the date indicated, or of future results of operations.

                                                                1998           1997
                                                              --------        -------
                                                                    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Interest income.............................................  $113,394        $82,450
Interest expense............................................    91,502         64,344
                                                              --------        -------
  Net interest income.......................................    21,892         18,106
Provision for loan losses...................................     1,106          1,377
Non-interest income.........................................     7,671          4,533
Non-interest expense:
  Selling, general and administrative expenses..............    24,807         12,510
  Other non-interest expense................................     2,907          2,473
                                                              --------        -------
Income before income tax, minority interest and preferred
  dividend..................................................       743          6,279
Income tax expense..........................................       625          2,128
Minority interest...........................................     1,362            394
                                                              --------        -------
Net income from continuing operations before nonrecurring
  charges directly attributable to the transaction and
  preferred dividend........................................  $ (1,244)       $ 3,757
Preferred dividend..........................................     2,112            546
                                                              --------        -------
Net income available to common stockholders.................  $ (3,356)       $ 3,211
                                                              ========        =======
Other comprehensive income..................................      (861)           708
                                                              --------        -------
Comprehensive income........................................  $ (4,217)       $ 3,919
                                                              ========        =======
Earnings per share:
  Basic.....................................................  $  (0.43)       $  0.73
  Diluted...................................................  $  (0.43)(a)    $  0.51

---------------
(a) The impact of the Company's outstanding options, warrants, and convertible preferred stock is antidilutive for the year ended December 31, 1998.

     In April 1998, the Company purchased and assumed substantially all of the assets and liabilities of MET Holdings Corporation ("MET") in accordance with the Amended and Restated Acquisition Agreement between MET and the Company (the "Agreement"), dated as of March 17, 1998. Thereafter, MET dissolved. Pursuant to the Agreement, MET sold substantially all of its assets, including 2,866,162 shares of Common Stock owned by MET, and assigned substantially all of its liabilities to the Company in exchange for 2,876,162 shares of Common Stock, which shares were distributed to the shareholders of MET upon MET's dissolution. The Company accounted for this transaction under the purchase method of accounting and recorded the excess of the purchase price over the estimated fair value of the net tangible assets acquired as goodwill. Goodwill from this transaction totaled $275,000 at December 31, 1998, net of accumulated amortization of $12,000. The Company amortizes this goodwill using the straight-line method over a period of 15 years.

4.  CAPITAL REQUIREMENTS

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject. As of December 31, 1998 and 1997, the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

     The Bank's actual capital amounts and ratios are presented in the table below (dollars in thousands):

                                                         FOR CAPITAL               TO BE WELL
                                                          ADEQUACY              CAPITALIZED UNDER
                                       ACTUAL             PURPOSES:             PROMPT CORRECTIVE
                                  ----------------   -------------------       ACTION PROVISIONS:
                                   AMOUNT    RATIO     AMOUNT      RATIO   ---------------------------
                                  --------   -----   -----------   -----         AMOUNT         RATIO
                                                                                 ------         -----
AS OF DECEMBER 31, 1998:
Core Capital (to adjusted
  tangible assets)..............  $122,871    5.57%   > $88,310     >4.0%      > $110,388         >5.0%
Tangible Capital (to tangible
  assets).......................  $122,871    5.57%   > $33,116     >1.5%             N/A          N/A
Tier I Capital (to risk weighted
  assets).......................  $122,871   12.95%         N/A      N/A       > $ 56,934         >6.0%
Total Capital (to risk weighted
  assets).......................  $127,179   13.40%   > $75,913     >8.0%      > $ 94,891        >10.0%

AS OF DECEMBER 31, 1997:
Core Capital (to adjusted
  tangible assets)..............  $ 52,617    5.06%   > $41,606     >4.0%       > $52,008         >5.0%
Tangible Capital (to tangible
  assets).......................  $ 52,608    5.06%   > $15,602     >1.5%             N/A          N/A
Tier I Capital (to risk weighted
  asset)........................  $ 52,617   11.25%         N/A      N/A        > $28,057         >6.0%
Total Capital (to risk weighted
  assets).......................  $ 55,701   11.91%   > $37,409     >8.0%       > $46,761        >10.0%

5.  INVESTMENT SECURITIES

     The cost basis and estimated fair values of available-for-sale investment securities other than mortgage-backed securities at December 31, 1998 and 1997, by contractual maturity, are shown below (in thousands):

                                                      GROSS         GROSS
                                       AMORTIZED    UNREALIZED    UNREALIZED     ESTIMATED
                                         COST         GAINS         LOSSES      FAIR VALUES
                                       ---------    ----------    ----------    -----------
1998:
Due within one year:
  Municipal bonds....................  $    145       $   --       $    --       $    145
Due within one to five years:
  Agency notes.......................    13,282          778            --         14,060
  Municipal bonds....................       835            1            --            836
  Asset backed.......................       758           16            --            774
  Certificate of deposit.............       499           --            --            499
Due within five to ten years:
  Corporate debt.....................     4,981          307            --          5,288
  Municipal bonds....................       980            9            --            989
  Other investments..................       500           --          (132)           368
Due after ten years:
  Corporate debt.....................   149,552          734        (2,369)       147,917
  Equities...........................    13,937          457           (12)        14,382
  Municipal bonds....................    13,790          268            --         14,058
  Agency notes.......................    13,379          553            --         13,932
  Asset backed.......................       337            8            --            345
  Other investments..................     6,815            1           (51)         6,765
                                       --------       ------       -------       --------
                                       $219,790       $3,132       $(2,564)      $220,358
                                       ========       ======       =======       ========
1997:
Due within one year:
  Agency notes.......................  $    539       $   --       $    --       $    539
  Other investments..................       323            1            --            324
Due within one to five years:
  Municipal bonds....................       565           12            --            577
  Other investments..................    25,038           16            --         25,054
  Certificates of deposit............       499           --            --            499
Due within five to ten years:
  Corporate debt.....................     7,433          242            --          7,675
  Municipal bonds....................     3,562          130            --          3,692
  Other investments..................       175           --            --            175
Due after ten years:
  Agency notes.......................    21,608          398           (40)        21,966
  Equities...........................    15,038          436           (50)        15,424
  Corporate debt.....................    11,103          797            --         11,900
  Municipal bonds....................     3,200          212            --          3,412
                                       --------       ------       -------       --------
                                       $ 89,083       $2,244       $   (90)      $ 91,237
                                       ========       ======       =======       ========

     The proceeds from sale and gross realized gains and losses on investment securities available for sale that were sold in 1998 were $85.7 million, $1.3 million, and $8,000, respectively.

The proceeds from sale and gross realized gains and losses on investment securities available for sale that were sold in 1997 were $25.9 million, $423,000, and $34,000, respectively. The proceeds from sale and gross realized gains and losses on investment securities available for sale that were sold in 1996 were $25.1 million, $311,000, and $153,000, respectively.

6.  MORTGAGE-BACKED AND RELATED SECURITIES

     Mortgage-backed and related securities represent participating interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities. The Company has also invested in collateralized mortgage obligations ("CMOs"), which are securities issued by special purpose entities generally collateralized by pools of mortgage-backed securities. The Company's CMOs are senior tranches collateralized by federal agency securities or whole loans. The fair value of mortgage-backed and related securities fluctuates according to current interest rate conditions and prepayments. Fair value is estimated using quoted market prices. For illiquid securities, market prices are estimated by obtaining market price quotes on similar liquid securities and adjusting the price to reflect differences between the two securities, such as credit risk, liquidity, term, coupon, payment characteristics, and other information.

     The amortized cost basis and estimated fair values of mortgage-backed securities available-for-sale at December 31, 1998 and 1997, by contractual maturity, are shown as follows (in thousands):

                                                    GROSS         GROSS
                                    AMORTIZED     UNREALIZED    UNREALIZED     ESTIMATED
                                       COST         GAINS         LOSSES      FAIR VALUES
                                    ----------    ----------    ----------    -----------
1998:
Due within one year:
  Private issuer..................  $      391      $   12       $    --      $      403
Due within one to five years:
  Private issuer..................       2,971          --           (10)          2,961
Due within five to ten years:
  Agencies........................         109          --            (1)            108
  Collateralized mortgage
     obligations..................       4,110          25            --           4,135
  Private issuer..................       8,560         389           (82)          8,867
Due after ten years:
  Agencies........................      11,154          48            (4)         11,198
  Private Issuer..................     107,159       2,790          (335)        109,614
  Collateralized mortgage
     obligations..................     875,209       1,650        (1,982)        874,877
                                    ----------      ------       -------      ----------
                                    $1,009,663      $4,914       $(2,414)     $1,012,163
                                    ==========      ======       =======      ==========

                                                    GROSS         GROSS
                                    AMORTIZED     UNREALIZED    UNREALIZED     ESTIMATED
                                       COST         GAINS         LOSSES      FAIR VALUES
                                    ----------    ----------    ----------    -----------
1997:
Due within one year:
  Agencies........................  $      939      $   --       $    --      $      939
Due within one to five years:
  Agencies........................         627           2            (6)            623
  Private issuer..................       2,643          --           (22)          2,621
Due within five to ten years:
  Private issuer..................       5,982          39            --           6,021
Due after ten years:
  Agencies........................      23,907         124           (27)         24,004
  Private Issuer..................     143,889       2,971        (1,443)        145,417
  Collateralized mortgage
     obligations..................     139,663         536          (621)        139,578
                                    ----------      ------       -------      ----------
                                    $  317,650      $3,672       $(2,119)     $  319,203
                                    ==========      ======       =======      ==========

     The Company pledged $439.0 million and $104.7 million of private issuer mortgage-backed securities as collateral for repurchase agreements at December 31, 1998 and 1997, respectively. The proceeds from sale and gross realized gains and losses on mortgage-backed securities available for sale that were sold in 1998 were $294.8 million, $2.4 million, and $113,000, respectively. The proceeds from sale and gross realized gains and losses on mortgage-backed securities available for sale that were sold in 1997 were $112.4 million, $845,000, and $253,000, respectively. The proceeds from sale and realized gains and losses on mortgage-backed securities available for sale that were sold in 1996 were $185.2 million, $1.4 million, and $707,000.

7.  LOANS RECEIVABLE

     Loans receivable at December 31, 1998 and 1997 are summarized as follows (in thousands):

                                                                1998        1997
                                                              --------    --------
First mortgage loans (principally conventional):
  Secured by one- to four-family residences.................  $897,168    $547,757
  Secured by commercial real estate.........................     8,916       3,033
  Secured by mixed-use property.............................       929         856
  Secured by five or more dwelling units....................     3,224       1,447
  Secured by land...........................................       316         463
                                                              --------    --------
Total first mortgage loans..................................   910,553     553,556
Other loans:
  Home equity and second mortgage loans.....................     5,895         564
  Other.....................................................     3,312         305
                                                              --------    --------
Total loans.................................................   919,760     554,425
Less:
  Net deferred loan origination fees........................       (13)        (34)
  Unamortized discounts, net................................    (9,989)     (9,938)
  Other.....................................................      (138)       (155)
                                                              --------    --------
                                                               909,620     544,298
Less: allowance for loan losses.............................    (4,766)     (3,594)
                                                              --------    --------
Net loans receivable........................................  $904,854    $540,704
                                                              ========    ========

     The mortgage loans are located primarily in California, New Jersey, and New York according to the following percentages 24.8%, 10.4%, and 8.0%, respectively. As of December 31, 1998, the mortgage loan portfolio consisted of variable rate loans of $436.3 million, or 47.6%, and fixed rate loans of $480.1 million, or 52.4%. The weighted average maturity of mortgage loans secured by one- to four-family residences is 291 months as of December 31, 1998. The unpaid principal balance of mortgage loans owned by the Company but serviced by other companies was $919.8 million and $301.5 million at December 31, 1998 and 1997, respectively. Loans past due ninety days or more, and therefore on non-accrual status at December 31, 1998 and 1997, are summarized as follows (in thousands):

                                                               1998      1997
                                                              ------    -------
First mortgage loans:
  Secured by one- to four-family residences.................  $7,727    $10,802
  Secured by commercial real estate.........................     372        635
Home equity and second mortgage loans.......................     255         --
Other.......................................................     521         --
                                                              ------    -------
          Total.............................................  $8,875    $11,437
                                                              ======    =======

     The interest accrual balance for each loan that enters non-accrual is reversed from income. If all non-performing loans had been performing during 1998, 1997, and 1996, the Bank would have recorded $597,000, $739,000 and
$789,000, respectively, in additional interest income. There were no commitments to lend additional funds to these borrowers as of December 31, 1998 and 1997.

     Activity in the allowance for loan losses for the years ended December 31, 1998, 1997, and 1996 is summarized as follows (in thousands):

                                                          1998      1997      1996
                                                         ------    ------    ------
Balance, beginning of the year.........................  $3,594    $2,957    $2,311
Provision for loan losses..............................     905       921       919
Loan loss allowance acquired in merger with DFC........     724        --        --
Charge-offs, net.......................................    (457)     (284)     (273)
                                                         ------    ------    ------
Balance, end of year...................................  $4,766    $3,594    $2,957
                                                         ======    ======    ======

     According to Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan ("SFAS No. 114"), a loan is considered impaired when, based upon current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The term "all amounts due" includes both the contractual interest and principal payments of a loan as scheduled in the loan agreement. The Company has determined that once a loan becomes 90 or more days past due, collection of all amounts due is no longer probable and is therefore considered impaired. The amount of impairment is measured based upon the fair value of the underlying collateral and is reflected through the creation of a valuation allowance.

     The table below presents impaired loans as of December 31, 1998 and 1997 (in thousands):

                                                                                AMOUNT
                                              TOTAL           AMOUNT OF       OR RECORDED
                                       RECORDED INVESTMENT    SPECIFIC     INVESTMENT NET OF
DESCRIPTION OF LOANS                    IN IMPAIRED LOANS     RESERVES     SPECIFIC RESERVES
--------------------                   -------------------    ---------    -----------------
1998:
Impaired loans:
Commercial real estate...............        $   667           $  351           $  316
One- to four-family..................          7,880            1,095            6,785
Other................................            776               67              709
                                             -------           ------           ------
          Total......................        $ 9,323           $1,513           $7,810
                                             =======           ======           ======
Restructured loans:
Commercial real estate...............        $    --           $   --           $   --
One- to four-family..................             --               --               --
                                             -------           ------           ------
          Total......................        $    --           $   --           $   --
                                             =======           ======           ======
1997:
Impaired loans:
Commercial real estate...............        $   635           $  248           $  387
One- to four-family..................         10,802            1,760            9,042
                                             -------           ------           ------
          Total......................        $11,437           $2,008           $9,429
                                             =======           ======           ======
Restructured loans:
Commercial real estate...............        $   248           $   --           $  248
One- to four-family..................            177               --              177
                                             -------           ------           ------
          Total......................        $   425           $   --           $  425
                                             =======           ======           ======

     The average recorded investment in impaired loans, as of December 31, 1998, 1997, and 1996 was $1.4 million, $2.3 million and $2.2 million, respectively. The Company's charge-off policy for impaired loans is consistent with its charge-off policy for other loans; impaired loans are charged-off when, in the opinion of management, all principal and interest due on the impaired loan will not be fully collected. Consistent with the Company's method for non-accrual loans, payments received on impaired loans is recognized as interest income or applied to principal when it is doubtful that full payment will be collected.

8.  REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

     Real estate acquired through foreclosure at December 31, 1998 and December 31, 1997 was $1.5 million and $681,000, respectively.

9.  LOANS SERVICED FOR OTHERS

     Mortgage loans master serviced by the Bank for others are not included in the accompanying consolidated statements of financial condition because the related loans are not owned by the Company or any of its subsidiaries. The unpaid principal balances of these loans at December 31, 1998 and 1997 are summarized as follows (in thousands):

                                                                1998        1997
                                                              --------    --------
Mortgage loans underlying pass-through securities:
  Federal Home Loan Mortgage Corporation....................   110,162     148,269
  Federal National Mortgage Association.....................  $106,006    $135,973
                                                              --------    --------
  Subtotal..................................................   216,168     284,242
                                                              --------    --------
Mortgage loan portfolio serviced for:
  Other investors...........................................    28,855      44,702
                                                              --------    --------
          Total.............................................  $245,023    $328,944
                                                              ========    ========

     Custodial escrow balances held in connection with the foregoing loans serviced were approximately $740,000 and $120,000 at December 31, 1998 and 1997, respectively.

     Included in other assets is purchased mortgage servicing rights of $2.4 million and $3.3 million as of December 31, 1998 and 1997, respectively.

10.  DEPOSITS

     The Bank initiates deposits directly with customers through contact on the internet, the phone, the mail, and walk-in at its headquarters. Deposits at December 31, 1998 and 1997 are summarized as follows (in thousands):

                                       WEIGHTED
                                        AVERAGE
                                        RATE AT
                                      DECEMBER 31          AMOUNT               PERCENT
                                      -----------   ---------------------   ---------------
                                      1998   1997      1998        1997      1998     1997
                                      ----   ----   ----------   --------   ------   ------
Demand accounts, non-interest-
  bearing...........................    --%    --%  $    5,605   $    761     0.46%    0.15%
Demand accounts, interest-bearing...  3.81     --        4,721         --     0.39       --
Money market........................  4.70   5.26      204,551    122,185    16.91    23.39
Passbook savings....................  3.00   3.00          525        665     0.04     0.13
Certificates of deposit.............  5.93   6.24      926,983    398,610    76.65    76.33
Brokered callable certificates of
  deposit...........................  6.16     --       67,085         --     5.55       --
                                                    ----------   --------   ------   ------
          Total.....................                $1,209,470   $522,221   100.00%  100.00%
                                                    ==========   ========   ======   ======

     Certificates of deposit and money market accounts, classified by rates as of December 31, 1998 and 1997 are as follows (in thousands):

AMOUNT                                  1998         1997
------                               ----------    --------
 0 - 1.99%.........................  $        5    $      5
 2 - 3.99%.........................         424          --
 4 - 5.99%.........................     756,618     231,048
 6 - 7.99%.........................     440,711     289,046
 8 - 9.99%.........................         793         696
10 - 11.99%........................          44          --
12 - 20%...........................          24          --
                                     ----------    --------
          Total....................  $1,198,619    $520,795
                                     ==========    ========

     At December 31, 1998, scheduled maturities of certificates of deposit and money market accounts are as follows (in thousands):

                        LESS THAN     1-2        2-3       3-4       4-5       5+
                        ONE YEAR     YEARS      YEARS     YEARS     YEARS     YEARS      TOTAL
                        ---------   --------   -------   -------   -------   -------   ----------
 0 - 1.99%............  $      5    $     --   $    --   $    --   $    --   $    --   $        5
 2 - 3.99%............       424          --        --        --        --        --          424
 4 - 5.99%............   642,358      53,613    41,260       940    17,354     1,093      756,618
 6 - 7.99%............   161,520     110,448    31,567    29,920    37,569    69,687      440,711
 8 - 9.99%............       469         284        --        40        --        --          793
10 - 11.99%...........        44          --        --        --        --        --           44
12 - 20%..............        24          --        --        --        --        --           24
                        --------    --------   -------   -------   -------   -------   ----------
                        $804,844    $164,345   $72,827   $30,900   $54,923   $70,780   $1,198,619
                        ========    ========   =======   =======   =======   =======   ==========

     The aggregate amount of certificates of deposit with denominations greater than or equal to $100,000 was $197.5 million and $47.5 million at December 31, 1998 and 1997, respectively.

     Interest expense on deposits for the years ended December 31, 1998, 1997, and 1996 is summarized as follows (in thousands):

                                                               1998       1997       1996
                                                              -------    -------    -------
Money market................................................  $ 7,961    $ 6,353    $ 4,740
Passbook savings............................................       16         27         59
Checking....................................................       46         --         --
Certificates of deposit.....................................   36,890     19,578     16,558
Brokered callable certificates of deposit...................    3,638         --         --
                                                              -------    -------    -------
          Total.............................................  $48,551    $25,958    $21,357
                                                              =======    =======    =======

     Accrued interest payable on deposits at December 31, 1998 and 1997 was $3.4 million and $728,000, respectively.

11.  ADVANCES FROM THE FHLB OF ATLANTA

     Advances to the Bank from the FHLB of Atlanta at December 31, 1998 and 1997 were as follows (dollars in thousands):

                                                  WEIGHTED                     WEIGHTED
                                                   AVERAGE                      AVERAGE
                                      1998      INTEREST RATE      1997      INTEREST RATE
                                    --------    -------------    --------    -------------
1998..............................  $     --          --%        $ 71,000        6.02%
1999..............................   466,500        5.19          129,000        5.77
2000..............................     6,000        5.30               --          --
2001..............................        --          --               --          --
                                    --------        ----         --------        ----
     Total........................  $472,500        5.19%        $200,000        5.86%
                                    ========        ====         ========        ====

     All advances are floating rate advances and adjust daily to the Federal Funds Rate or quarterly or semi-annually to the London InterBank Offering Rate ("LIBOR") rate. In 1998 and 1997, the advances were collateralized by a specific lien on mortgage loans in accordance with an "Advances, Specific Collateral Pledge and Security Agreement" with the FHLB of Atlanta, executed September 10, 1980. Under this agreement, the Bank is required to maintain qualified collateral equal to 120 to 160 percent of the Bank's FHLB advances, depending on the collateral type. As of December 31, 1998 and 1997, the Company secured these advances with an assignment of specific mortgage loan collateral from its loan and mortgage-backed security portfolio. These one- to four-family whole first mortgage loans and securities pledged as collateral totaled approximately $647.6 million and $259.9 million at December 31, 1998 and 1997, respectively. The Company is required to be a member of the FHLB System and to maintain an investment in the stock of the FHLB of Atlanta at least equal to the greater of 1 percent of the unpaid principal balance of its residential mortgage loans or 1 percent of 30 percent of its total assets or 1/20 of its outstanding advances from the FHLB.

12.  SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

     Information concerning borrowings under fixed and variable rate coupon repurchase agreements is summarized as follows (dollars in thousands):

                                                                1998        1997
                                                              --------    --------
Weighted average balance during the year (calculated on a
  daily basis)..............................................  $259,846    $117,431
Weighted average interest rate during the year (calculated
  on a daily basis).........................................      5.69%       5.76%
Maximum month-end balance during the year...................  $519,078    $279,909
Balance at year-end.........................................  $401,100    $279,909
Mortgage-backed securities underlying the agreements as of
  the end of the year:
  Carrying value, including accrued interest................  $441,323    $295,556
  Estimated market value....................................  $438,955    $295,500

     The securities sold under the repurchase agreements at December 31, 1998 are due in less than one year. The Company enters into sales of securities under agreements to repurchase the same securities. Repurchase agreements are collateralized by fixed and variable rate mortgage-backed securities or investment grade securities. Repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the balance sheet. The dollar amount of securities underlying the agreement remains in the asset accounts. The securities underlying the agreements are physical and book entry securities and the brokers retain possession of the securities collateralizing the repurchase agreements. If the counterparty in a repurchase agreement were to fail, the Company may incur an accounting loss for the excess collateral posted with the counterparty. As of December 31, 1998, there were no counterparties with which the Company's amount at risk exceeded 10% of the Company's stockholders' equity.

     As of December 31, 1998, the Company carried borrowings of approximately $3.3 million that were secured by a pool of loans owned by the Company. Under the borrowing agreement, which expires in August 1999, the Company may not sell or otherwise transfer the pledged assets.

13.  SUBORDINATED DEBT

     In May and June 1994, the Company issued 15,000 units of subordinated debt at a price of $15.0 million and 2,250 units at a price of $2.3 million, respectively. The units each consist of $1,000 of 11.5% subordinated notes due in 2004 and 20 detachable warrants to purchase two shares each of Telebanc Common Stock. The notes are subordinated to all senior indebtedness of the Company and may not be redeemed prior to May 1, 1999. The notes are redeemable at the option of the Company after May 1, 1999, at an initial redemption price of 105.75% of the principal amount plus accrued interest with the redemption price declining to 104.60%, 103.45%, 102.30%, and 101.15% annually each year thereafter. Interest is payable semi-annually on May 1 and November 1, commencing November 1, 1994. The indenture, among other things, restricts the ability of the Company under certain circumstances to incur additional indebtedness, limits cash dividends and other capital distributions by the Company, requires the maintenance of a reserve equal to 100% of the Company's annual interest expense on all indebtedness, restricts disposition of the Bank or its assets, and limits transactions with affiliates. The annual interest expense to service the subordinated debt is $2.0 million. The total value of the 690,000 warrants was $948,750, which resulted in an original issue discount on the subordinated debt in the amount of $899,288. The original issue discount is amortized on a level yield basis over the life of the debt. The warrants became transferable on November 27, 1994 and are exercisable on or after May 27, 1995. The exercise price of each warrant is $3.8281.

     On February 28, 1997, the Company sold $29.9 million of units in the form of 4% convertible preferred stock and 9.5% senior subordinated notes and warrants to investment partnerships managed by Conning & Co., CIBC Wood Gundy Argosy Merchant Fund 2, LLC, General American Life Insurance Company, The Progressive Corporation, and The Northwestern Mutual Life Insurance Company. Upon the sale of the units, representatives from the Conning partnerships and the CIBC Merchant Fund were appointed to the Company's Board. The units consist of $13.7 million in 9.5% senior subordinated notes with 396,176 detachable warrants, $16.2 million in 4.0% convertible preferred stock, par value $0.01 (the "Preferred Stock"), and rights to 411,126 contingent warrants. The senior subordinated notes, which are subordinated to all senior indebtedness of the Company, are due on March 31, 2004 and stipulate increases over time in interest rates subsequent to March 31, 2002 from 9.5% up to 15.25%. The warrants, each of which entitles the bearer to purchase two shares of Common Stock, are exercisable at $4.75 with an expiration date of February 28, 2005. The Preferred Stock, which consisted of Series A Voting Convertible Preferred Stock, Series B Nonvoting Convertible Preferred Stock, and Series C Nonvoting Convertible Preferred Stock, converted to 2,399,479 shares of Common Stock upon consummation of the Company's Equity Offering on July 28, 1998. The contingent warrants, each of which entitles the bearer to purchase two shares of Common Stock, may be exercised upon a change of control or at any time after February 19, 2002 ("Exercise Event"). If the Company's annual internal rate of return is less than 25% at the time of an Exercise Event, unit holders may exercise the contingent warrants for $0.005 until an internal rate of return of 25% is reached. The annual interest expense to service the senior subordinated notes is $1.3 million. The Company paid $2.1 million and $546,000 in dividends on the preferred stock in 1998 and 1997, respectively.

14.  TRUST PREFERRED SECURITIES

     In June 1997, the Company formed TCT I, which in turn sold, at par, 10,000 shares of trust preferred securities, Series A, liquidation amount of $1,000, for a total of $10,000,000 in a private placement. TCT I is a business trust formed for the purpose of issuing capital securities and investing the proceeds in junior subordinated debentures issued by the Company. The trust preferred securities, which are subordinated to the 11.5% subordinated notes and the 9.5% subordinated notes, mature in 2027 and have an annual dividend rate of 11.0%, or $1.1 million, payable semi-annually, beginning in December 1997. The net proceeds were used for general corporate purposes, including to fund Bank operations and the creation and expansion of its financial service and product operations.

     In July 1998, the Company formed TCT II, a business trust formed solely for the purpose of issuing capital securities. TCT II sold, at par, 1,100,000 shares of Beneficial Unsecured Securities, Series A, (the "BLUS(SM)"), with a liquidation amount of $25, for a total of $27.5 million and invested the net proceeds in the Company's 9.0% Junior Subordinated Deferrable Interest Debentures, Series A. The BLUS(SM), which are subordinated to the 11.5% subordinated notes and the 9.5% subordinated notes, mature in 2028 and have an annual dividend rate of 9.0%, payable quarterly, beginning in September 1998. The net proceeds were used for general corporate purposes, which include funding the Company's continued growth and augmenting working capital.

15.  STOCKHOLDERS' EQUITY

     As of December 31, 1998, the authorized capital stock of the Company consisted of 29.5 million shares of Common Stock and 500,000 shares of Preferred Stock. In July and August 1998, the Company sold 5,175,000 shares of Common Stock to the public at an offering price of $14.50 (the "Equity Offering"). Simultaneously, pursuant to a conversion agreement dated May 15, 1998, the Company's 29,900 outstanding shares of Preferred Stock converted to 2,399,479 shares of Common Stock, upon consummation of the Equity Offering on July 28, 1998. In addition, upon the conversion, the Company issued a special dividend in the amount of 119,975 shares of Common Stock to the holders of the Preferred Stock.

16.  EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings per Share" ("SFAS 128"), effective December 15, 1997. This statement specifies the computation, presentation, and disclosure requirements for earnings per share ("EPS") for entities with publicly held common stock or potential common stock.

     Basic earnings per common share, as required by SFAS 128, is computed by dividing adjusted net income by the total of the weighted average number of common shares outstanding during the respective periods. Diluted earnings per common share for the years ended December 31, 1998, 1997, and 1996 were determined on the assumptions that the dilutive options and warrants were exercised upon issuance. The options and warrants are deemed to be dilutive if
(a) the average market price of the related common stock for a period exceeds the exercise price or (b) the security to be tendered is selling at a price below that at which it may be tendered under the option or warrant agreement and the resulting discount is sufficient to establish an effective exercise price below the market price of the common stock obtainable upon exercise. The Company's year to date weighted average number of common shares outstanding was 7,840,214 at December 31, 1998, 4,382,910 at December 31, 1997 and 4,099,000 at
December 31, 1996. For diluted earnings per share computation, weighted average shares outstanding also include potentially dilutive securities.

                                EPS CALCULATION

                                                FOR THE YEAR ENDED DECEMBER 31, 1998
                                                -------------------------------------
                                                INCOME     SHARES    PER SHARE AMOUNT
                                                -------    ------    ----------------
Net income....................................  $ 1,375
Less: preferred stock dividends...............   (2,112)
                                                -------
Basic earnings per share
Income available to common shareholders.......  $  (737)    7,840         $(0.09)
                                                =======    ======         ======
Options issued to management..................       --       866
Warrants......................................       --       757
Convertible preferred stock...................    2,112     1,368
                                                -------    ------
Diluted earnings per share....................  $ 1,375    10,831         $(0.09)(a)
                                                =======    ======         ======

                                                  FOR THE YEAR ENDED DECEMBER 31, 1997
                                                  ------------------------------------
                                                  INCOME    SHARES    PER SHARE AMOUNT
                                                  ------    ------    ----------------
Net income......................................  $4,217
Less: preferred stock dividends.................    (546)
                                                  ------
Basic earnings per share
Income available to common shareholders.........  $3,671    4,383          $0.84
                                                  ======    =====          =====
Options issued to management....................      --      510
Warrants........................................      --      501
Convertible preferred stock.....................     546    2,017
                                                  ------    -----
Diluted earnings per share......................  $4,217    7,411          $0.57
                                                  ======    =====          =====

                                                  FOR THE YEAR ENDED DECEMBER 31, 1996
                                                  ------------------------------------
                                                  INCOME    SHARES    PER SHARE AMOUNT
                                                  ------    ------    ----------------
Basic earnings per share
Net income......................................  $2,552    4,099          $0.62
                                                  ======    =====          =====
Options issued to management....................      --      182
Warrants........................................      --      125
                                                  ------    -----
Diluted earnings per share......................  $2,552    4,406          $0.58
                                                  ======    =====          =====

---------------
(a) The impact of the Company's outstanding options, warrants, and convertible preferred stock is antidilutive for the year ended December 31, 1998.

17.  INCOME TAXES

     Income tax expense for the years ended December 31, 1998, 1997, and 1996 is summarized as follows (in thousands):

                                                          1998      1997      1996
                                                         ------    ------    ------
Current: Federal.......................................  $1,706    $1,881    $1,194
  State................................................     164       221       225
                                                         ------    ------    ------
                                                          1,870     2,102     1,419
Deferred: Federal......................................    (196)     (398)      (78)
  State................................................     (25)      (47)     (146)
                                                         ------    ------    ------
                                                           (221)     (445)     (224)
Total: Federal.........................................   1,510     1,483     1,116
  State................................................     139       174        79
                                                         ------    ------    ------
                                                         $1,649    $1,657    $1,195
                                                         ======    ======    ======

     A reconciliation of the statutory Federal income tax rate to the Company's effective income tax rate for the years ended December 31, 1998, 1997, and 1996 is as follows:

                                                              1998    1997    1996
                                                              ----    ----    ----
Federal income tax at statutory rate........................  34.0%   34.0%   34.0%
State taxes, net of federal benefit.........................   4.2     4.2     4.2
Municipal bond interest, net of disallowed interest
  expense...................................................  (4.7)   (5.8)   (3.6)
Amortization of goodwill....................................   9.8      --      --
Other.......................................................  (5.7)   (6.0)   (2.7)
                                                              ----    ----    ----
                                                              37.6%   26.4%   31.9%
                                                              ====    ====    ====

     Deferred income taxes result from temporary differences in the recognition of income and expense for tax versus financial reporting purposes. The sources of these temporary differences and the related tax effects for the years ended December 31, 1998 and 1997 are as follows (in thousands):

                                                               1998       1997
                                                              -------    -------
DEFERRED TAX LIABILITIES:
  Purchase accounting premium...............................  $    --    $   (75)
  Depreciation..............................................     (185)       (44)
  Tax reserve in excess of base year........................     (101)      (134)
  Tax effect of securities available-for-sale adjustment to
     fair value (notes 5 and 6).............................   (1,181)      (722)
  FHLB stock dividends......................................     (129)      (129)
  Other.....................................................      (23)       (89)
                                                              -------    -------
          Total.............................................   (1,619)    (1,193)
DEFERRED TAX ASSETS:
  Reserves for loan losses..................................    1,875      1,293
  Acquisition of DFC........................................    2,770         --
  Other.....................................................       12         80
                                                              -------    -------
          Total.............................................    4,657      1,373
                                                              -------    -------
  Net deferred tax asset (liability)........................  $ 3,038    $   180
                                                              =======    =======

18.  FINANCIAL INSTRUMENTS

     The Company is party to a variety of interest rate caps, floors, swaps and futures to manage interest rate exposure. The Company enters into interest rate swap agreements to assume fixed-rate interest payments in exchange for variable market-indexed interest payments. The effect of these agreements is to lengthen short-term variable liabilities into longer-term fixed-rate liabilities or to shorten long-term fixed rate assets into short-term variable rate assets. The interest rate swaps are specifically designated to specific liabilities or, to a lesser extent, assets at their acquisition. The net payments of these agreements are charged to interest expense or interest income, depending on whether the agreement is designated to hedge a liability or an asset.

     Interest rate swap agreements for the years ended December 31, 1998 and 1997 are summarized as follows (dollars in thousands):

                                                     1998            1997
                                                   --------        --------
Weighted average fixed rate payments.............      6.04%           6.15%
Weighted average original term...................       4.2yrs          4.6yrs
Weighted average variable rate obligation........      5.43%           5.81%
Notional amount..................................  $355,000        $205,000

     The counterparties to the interest rate swap agreements described above are Goldman Sachs, Merrill Lynch, NationsBank, Nomura, and Salomon Brothers. As of December 31, 1998, the Company had no credit risk associated with any of the aforementioned counterparties. The interest rate swap agreements described above required the Company to post cash of approximately $9.8 million as collateral.

     The Company enters into interest rate cap agreements to hedge outstanding mortgage loans, mortgage-backed securities, FHLB advances and repurchase agreements. Under the terms of the interest rate cap agreements, the Company generally would receive an amount equal to the difference between 3 month LIBOR or 6 month LIBOR and the cap's strike rate, multiplied by the notional amount. Premiums paid for the caps are amortized into expense based on the term of the cap. The interest rate cap agreements are summarized as follows (dollars in thousands):

                                       EFFECTIVE       NOTIONAL       MATURITY
                                          DATE         BALANCE          DATE
                                     --------------    --------    --------------
Cap Strike Rate
   4.0%............................  July 1992         $ 10,000    July 1999
   4.4%............................  September 1998    $250,000    November 2000
   4.4%............................  September 1998    $400,000    October 2000
   5.0%............................  September 1998    $300,000    October 2000
   5.5%............................  September 1998    $150,000    September 2000
   5.5%............................  September 1998    $150,000    September 1999
   6.0%............................  September 1998    $150,000    September 2000
   6.0%............................  September 1998    $150,000    September 1999
   6.0%............................  October 1996      $ 20,000    October 1999
   6.1%............................  December 1998     $225,000    December 1999
   6.1%............................  December 1998     $225,000    December 1999
   6.5%............................  August 1998       $ 50,000    August 2003
   7.0%............................  January 1997      $ 10,000    January 2002
   7.5%............................  July 1997         $ 25,000    July 1999
   8.0%............................  July 1997         $ 25,000    July 2000
   8.0%............................  June 1997         $ 25,000    June 2000
  10.0%............................  April 1995        $ 10,000    January 2002

     The counterparties to the interest rate cap agreements described above are Goldman Sachs, Lehman Brothers, Merrill Lynch, NationsBank, Nomura, Salomon Brothers, and UBS. As of December 31, 1998, the associated credit risk with the aforementioned counterparties was $3.6 million, $366,000, $68,000, $1.8 million, $11,000, $203,000, and $353,000, respectively. The credit risk is attributable to the unamortized cap premium and any amounts due from the counterparty as of December 31, 1998.

     As of December 31, 1998, the Company was party to four interest rate caps and one interest rate floor that were not designated as hedges. Realized and unrealized gains and losses on these instruments have been recognized in the income statement as gain or loss on trading securities. The following table summarizes the Company's interest rate cap and floor agreements that were not designated as hedges as of December 31, 1998 (dollars in thousands):

                                         EFFECTIVE     NOTIONAL    MATURITY
                                           DATE        BALANCE       DATE
                                        -----------    --------    --------
Cap Strike Rate
  7.00%...............................  May 1998       $50,000     May 2001
  7.25%...............................  May 1998       $50,000     May 2001
  7.50%...............................  May 1998       $25,000     May 2002
  7.75%...............................  August 1998    $25,000     May 2003
Floor Strike Rate
  5.00%...............................  August 1998    $25,000     May 2001

     The counterparties to the interest rate cap and floor agreements described above are Lehman Brothers and Salomon Brothers. As of December 31, 1998, the associated credit risk with the aforementioned counterparties was $128,000 and $276,000, respectively. The total amortization expense for premiums on all interest rate caps and floors was $1.6 million, $777,000 and $638,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

19.  FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

     The fair value information for financial instruments that is provided below is based on the requirements of Statement of Financial Accounting Standards No. 107, Disclosure About Fair Value of Financial Instruments ("SFAS No. 107") and does not represent the aggregate net fair value of the Bank. Much of the information used to determine fair value is subjective and judgmental in nature. Therefore, fair value estimates, especially for less marketable securities, may vary. In addition, the amounts actually realized or paid upon settlement or maturity could be significantly different. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is reasonable to estimate that value:

          CASH AND INTEREST-BEARING DEPOSITS -- Fair value is estimated to be carrying value.

          FEDERAL FUNDS SOLD -- Fair value is estimated to be carrying value.

          SECURITIES PURCHASED UNDER AGREEMENT TO RESELL -- Fair value is estimated to be carrying value.

          INVESTMENT SECURITIES -- Fair value is estimated by using quoted market prices for most securities. For illiquid securities, market prices are estimated by obtaining market price quotes on similar liquid securities and adjusting the price to reflect differences between the two securities, such as credit risk, liquidity, term coupon, payment characteristics, and other information.

          MORTGAGE-BACKED AND RELATED SECURITIES -- Fair value is estimated using quoted market prices. For illiquid securities, market prices are estimated by obtaining market price quotes on similar liquid securities and adjusting the price to reflect differences between the two securities, such as credit risk, liquidity, term coupon, payment characteristics, and other information.

          INTEREST RATE CAPS -- Fair value is based on quotes received from third parties.

          LOANS RECEIVABLE -- For certain residential mortgage loans, fair value is estimated using quoted market prices for similar types of products. The fair value of certain other types of loans is estimated using quoted market prices for securities backed by similar loans. The fair value for loans that could not be reasonably established using the previous two methods was estimated by discounting future cash flows using current rates for similar loans. Management adjusts the discount rate to reflect the individual characteristics of the loan, such as credit risk, coupon, term, payment characteristics, and the liquidity of the secondary market for these types of loans.

          DEPOSITS -- For passbook savings, checking and money market accounts, fair value is estimated at carrying value. For fixed maturity certificates of deposit, fair value is estimated by discounting future cash flows at the currently offered rates for deposits of similar remaining maturities.

          ADVANCES FROM THE FHLB OF ATLANTA -- For adjustable rate advances, fair value is estimated at carrying value. For fixed rate advances, fair value is estimated by discounting future cash flows at the currently offered rates for fixed-rate advances of similar remaining maturities.

          SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE -- Fair value is estimated using carrying value. The securities are repriced on a semiannual basis.

          SUBORDINATED DEBT -- For subordinated debt, fair value is estimated using quoted market prices.

          OFF-BALANCE SHEET INSTRUMENTS -- The fair value of interest rate exchange agreements is the net cost to the Company to terminate the agreement as determined from market quotes.

     The fair value of financial instruments as of December 31, 1998 and 1997 is as follows (in thousands):

                                              1998          1998         1997        1997
                                            CARRYING        FAIR       CARRYING      FAIR
                                             VALUE         VALUE        VALUE       VALUE
                                           ----------    ----------    --------    --------
ASSETS:
  Cash and cash equivalents..............  $   26,282    $   26,282    $ 92,156    $ 92,156
  Investment securities
     available-for-sale..................     220,358       220,358      91,237      91,237
  Mortgage-backed securities available-
     for-sale............................   1,012,163     1,012,163     319,203     319,203
  Loans receivable.......................     904,854       935,167     540,704     562,270
  Trading................................      29,584        29,584      21,110      21,110
  Caps...................................       6,354         8,363       1,386         477

LIABILITIES:
  Retail deposits........................  $1,142,385    $1,088,921    $522,221    $524,022
  Brokered callable certificates of
     deposit.............................      67,085        66,360          --          --
  Advances from the FHLB Atlanta.........     472,500       472,500     200,000     200,000
  Securities sold under agreements to
     repurchase..........................     404,435       404,435     279,909     279,909
  Subordinated debt, net.................      29,855        30,810      29,614      30,953
  Trust preferred........................      35,385        35,385       9,572      10,000
  Off-balance sheet instruments..........          --        (8,648)         --      (1,818)
  Commitments to purchase loans..........          --           298          --          --

20.  DISTRIBUTIONS

     The Bank is subject to certain restrictions on the amount of dividends it may declare without prior regulatory approval. At December 31, 1998, approximately $21.7 million of retained earnings was available for dividend declaration.

21.  EMPLOYEE STOCK OWNERSHIP PLAN


     The Company sponsors an Employee Stock Ownership Plan ("ESOP"). All employees of the Company who meet limited qualifications participate in the ESOP. Under the ESOP, the Company contributes to a separate trust fund maintained exclusively for the benefit of those employees who have become participants. The ESOP has borrowed from the Company and used the proceeds to acquire Company stock. The ESOP shares initially were pledged as collateral for its debt to the Company. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6. Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in the statement of financial position. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares. As of December 31, 1998 and 1997, the ESOP owned 434,945 and 261,094 shares, respectively, of the Company's stock, with approximately 223,000 and 196,536 shares allocated, respectively. As of December 31, 1998 and 1997, the fair value of unearned shares held by the ESOP was $7.2 million and $573,000, respectively. Compensation expense was $391,000, $247,000 and $224,000 for the years ended December 31, 1998, 1997, and
1996, respectively.


22.  STOCK BASED COMPENSATION

     In 1998, the Company authorized and issued 959,710 options to directors, officers and employees to purchase 959,710 shares of Telebanc Common Stock at prices ranging from $9.75 to $14.50. In 1997, directors, officers and employees were issued 698,402 options to purchase 698,402 shares of Telebanc Common Stock at prices ranging from $1.33 to $6.75. As of December 31, 1998 and 1997, 904,797 and 598,248 of
the options outstanding, respectively, were vested at exercise prices ranging from $1.33 to $14.50. The maximum term for the outstanding options is 10 years. At the discretion of management, options are assigned a vesting period of five years, with 20% of options vesting at the end of each year, or four years, with 20% of options vesting on the grant date and the remaining 80% vesting ratably over the 4 years. As of December 31, 1998, the total number of authorized options was 2,708,929. The options' exercise price was the market value of the stock at the date of issuance.

                                                   1998                   1997                   1996
                                            -------------------    -------------------    -------------------
                                                       WEIGHTED               WEIGHTED               WEIGHTED
                                                         AVG.                   AVG.                   AVG.
                                            SHARES     EXERCISE    SHARES     EXERCISE    SHARES     EXERCISE
OPTIONS                                     (000'S)     PRICE      (000'S)     PRICE      (000'S)     PRICE
-------                                     -------    --------    -------    --------    -------    --------
Outstanding at beginning of year..........   1,330      $ 4.86        704      $3.45         542      $3.26
Granted...................................     960      $12.53        698      $6.26         162      $4.09
Exercised.................................      46      $ 5.93         34      $3.26          --         --
Forfeited.................................     106      $ 7.34         38      $5.70          --         --
Expired...................................      --      $   --         --      $  --          --      $  --
                                             -----                  -----                  -----
Outstanding at end of year................   2,138      $ 8.20      1,330      $4.86         704      $3.45
                                             =====                  =====                  =====
Options exercisable at year-end...........     905      $ 5.84        598      $4.03         360      $3.45
                                             =====                  =====                  =====
Weighted avg. fair value of options
  granted during the year.................              $ 4.81                 $1.75                  $1.31

     The following table summarizes information about fixed options outstanding at December 31, 1998:

                                       OPTIONS OUTSTANDING (000'S)          OPTIONS EXERCISABLE (000'S)
                                  --------------------------------------    ---------------------------
                                                  WEIGHTED
                                                    AVG.
                                                  REMAINING     WEIGHTED                      WEIGHTED
                                                 CONTRACTUAL      AVG.                          AVG.
RANGE OF                            NUMBER          LIFE        EXERCISE       NUMBER         EXERCISE
EXERCISE PRICES                   OUTSTANDING      (YEARS)       PRICE       EXERCISABLE       PRICE
---------------                   -----------    -----------    --------    -------------    ----------
Less than $5.00.................       690           6.04        $ 3.32          535           $ 3.24
$5.00 -- $7.49..................       513           8.15        $ 6.75          189           $ 6.75
$7.50 -- $9.99..................       373           9.07        $ 9.75           71           $ 9.75
$10.00 -- $12.49................        --             --            --           --               --
$12.50 -- $14.99................       562           9.81        $14.50          110           $14.50
                                    ------                                       ---
Less than $5.00 -- $14.99.......     2,138           8.07        $ 8.20          905           $ 5.84
                                    ======                                       ===

     Because the method of accounting required by SFAS No. 123 has not been applied to options granted prior to January 1996, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model with the following weighted average assumptions for grants; risk-free interest rates of 4.71 percent, 5.08 percent and 5.25 percent for 1998, 1997, and 1996, respectively; expected life of 5 years in 1998 and 10 years in 1997 and 1996 for all options granted; expected volatility of 81.6 percent, 25.0 percent and 23 percent for 1998, 1997, and 1996, respectively.

     The Company accounts for this plan under APB No. 25, under which no compensation cost has been recognized. Had compensation cost for the plan been determined consistent with SFAS No. 123, the Company's net income and net income per share would have been reduced to the following pro forma amounts:

                                         YEAR ENDED    YEAR ENDED    YEAR ENDED
                                          12/31/98      12/31/97      12/31/96
                                         ----------    ----------    ----------
Net income (loss):
  As reported..........................   $  (737)       $3,671        $2,552
  Pro forma............................   $(2,061)       $2,629        $2,409
Basic earnings per share:
  As reported..........................   $ (0.09)       $ 0.84        $ 0.62
  Pro forma............................   $ (0.26)       $ 0.60        $ 0.59
Diluted earnings per share:
  As reported..........................   $ (0.09)       $ 0.57        $ 0.58
  Pro forma............................   $ (0.26)       $ 0.43        $ 0.55

23.  COMMITMENTS AND CONTINGENCIES

     In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. The principal commitments of the Company are as follows:

     At December 31, 1998, the Company was obligated under three operating leases for office space with original terms ranging from three to ten years. Net rent expense under operating leases was approximately $333,000, $238,000 and $142,000 for the years ended December 31, 1998, 1997, and 1996, respectively.

     The projected minimum rental payments under the terms of the lease are as follows:

YEARS ENDING
DECEMBER 31,                                                    AMOUNT
------------                                                  ----------
1999........................................................     419,000
2000........................................................     382,000
2001........................................................     294,000
2002........................................................     297,000
2003........................................................     185,000
2004 and thereafter.........................................      95,000
                                                              ----------
                                                              $1,672,000
                                                              ==========

     As of December 31, 1998, the Company had commitments to purchase $53.3 million of mortgage loans.

24.  CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

                       STATEMENTS OF FINANCIAL CONDITION
                                ($ IN THOUSANDS)

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
ASSETS
Cash........................................................  $  4,941    $  5,401
Investment securities available-for-sale....................     2,468       4,186
Mortgage-backed securities available-for-sale...............     3,651      26,219
Loans receivable, net.......................................        --         566
Loan receivable held for sale...............................     2,089       6,367
Trading.....................................................        --      14,011
Equity in net assets of subsidiary..........................   162,859      58,976
Deferred charges............................................     1,291       1,460
Other assets................................................     7,154       4,806
                                                              --------    --------
     Total assets...........................................  $184,453    $121,992
                                                              ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Subordinated debt...........................................  $ 68,515    $ 39,614
Securities sold under agreements to repurchase..............        --      33,555
Accrued interest payable....................................       751       1,037
Taxes payable and other liabilities.........................     1,752       1,962
                                                              --------    --------
     Total liabilities......................................    71,018      76,168
                                                              --------    --------
Stockholders' Equity Preferred Stock........................        --      15,281
Common Stock................................................       123          44
Additional Paid in Capital..................................   103,194      16,205
Unearned ESOP Shares........................................    (2,578)         --
Retained earnings...........................................    10,819      11,556
Unrealized gain/loss on securities available-for-sale.......     1,877       2,738
                                                              --------    --------
Total stockholders' equity..................................   113,435      45,824
                                                              --------    --------
     Total liabilities and stockholders' equity.............  $184,453    $121,992
                                                              ========    ========

               STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                                ($ IN THOUSANDS)

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                               1998       1997       1996
                                                              -------    -------    -------
Interest income.............................................  $ 2,777    $ 2,683    $   531
Interest expense............................................    4,311      4,352      2,163
                                                              -------    -------    -------
Net interest loss...........................................   (1,534)    (1,669)    (1,632)
Non interest income.........................................      383         13        133
Total selling, general and administrative expenses..........    3,214      1,288      1,393
Other non-interest expenses.................................      285        195        127
                                                              -------    -------    -------
Net loss before equity in net income of subsidiaries and
  income taxes..............................................   (4,650)    (3,139)    (3,019)
Equity in net income of subsidiaries........................    4,200      5,668      6,716
Income taxes................................................   (1,825)    (1,688)     1,145
Preferred stock dividends...................................    2,112        546         --
                                                              -------    -------    -------
Net income..................................................     (737)     3,671      2,552
Other comprehensive income, net of tax......................     (861)       642        541
                                                              -------    -------    -------
Comprehensive income........................................  $(1,598)   $ 4,313    $ 3,093
                                                              =======    =======    =======

                            STATEMENTS OF CASH FLOWS
                                ($ IN THOUSANDS)

                                                                   DECEMBER 31,
                                                         ---------------------------------
                                                           1998        1997        1996
                                                         --------    --------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.............................................  $  1,375    $  4,217    $   2,552
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Equity in undistributed earnings of subsidiaries.....    (4,200)     (5,668)      (4,426)
  Purchases of loans held for sale.....................    (2,622)     (6,367)          --
  Proceeds from sales of loans held for sale...........     4,388          --           --
  Proceeds from maturities of and principal payments on
     loans held for sale...............................     2,512          --           --
  Net (increase) in trading securities.................    14,011     (14,011)          --
  (Increase) decrease in other assets..................    (5,077)     (4,227)        (686)
  Increase in accrued expenses and other liabilities...      (258)      2,223          267
                                                         --------    --------    ---------
Net cash provided by operating activities..............    10,129     (23,833)      (2,293)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net (increase) decrease in loan to Employee Stock
     Ownership Plan....................................    (2,578)         --          (65)
  Net increase in loans................................       566        (261)          --
  Net (increase) decrease in equity investments........   (97,736)    (19,178)       2,074
  Purchases of available-for-sale securities...........   (25,476)    (92,862)    (100,574)
  Proceeds from sale of available-for-sale
     securities........................................    36,873      80,159       11,103
  Proceeds from maturities of and principal payments on
     available-for-sale securities.....................    12,791       1,158       76,910
  Net sales (purchases) of premises and equipment......       (50)         --          (37)
                                                         --------    --------    ---------
Net cash (used in) provided by investing activities....   (75,610)    (30,984)     (10,589)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in securities sold under agreements to
     repurchase........................................   (33,555)     20,724       12,831
  Increase in subordinated debt........................    28,901      23,028           --
  Increase in common stock and additional paid in
     capital...........................................    71,787      16,853           --
  Dividends paid on common and preferred stock.........    (2,112)       (546)          --
                                                         --------    --------    ---------
Net cash provided by financing activities..............    65,021      60,059       12,831
                                                         --------    --------    ---------
Net increase (decrease) in cash and cash equivalents...      (460)      5,242          (51)
Cash and cash equivalents at beginning of period.......     5,401         159          210
                                                         --------    --------    ---------
Cash and cash equivalents at end of period.............  $  4,941    $  5,401    $     159
                                                         ========    ========    =========
SUPPLEMENTAL INFORMATION:
  Interest paid on borrowed funds......................     4,597       3,734        2,074

     TeleBanc Financial Corporation commenced activities on January 27, 1994, the effective date of its formation as a holding company of the Bank. The Bank paid dividends of $0 and $992,000 to Telebanc for subordinated interest expense payments for the years ended December 31, 1998 and 1997, respectively.

25.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     Condensed quarterly financial data for the years ended December 31, 1998 and 1997 is shown as follows:

                                                                    THREE MONTHS ENDED
                                                  ------------------------------------------------------
                                                  MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,
                                                    1998         1998          1998             1998
                                                  ---------    --------    -------------    ------------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income.................................   $18,071     $18,581        $27,632         $35,826
Interest expense................................    14,477      15,276         21,979          28,573
                                                   -------     -------        -------         -------
  Net interest income...........................     3,594       3,305          5,653           7,253
Provision for loan and lease losses.............       250          75            300             280
Non-interest income.............................     1,947       1,104          1,832           2,681
General and administrative expenses.............     3,889       3,441          5,666           6,823
Other non-interest operating expenses...........       315         487            586             871
                                                   -------     -------        -------         -------
  Income before income taxes and minority
    interest....................................     1,087         406            933           1,960
Income tax expense..............................       475          51            389             734
Minority interest in subsidiary.................       176         176            439             571
                                                   -------     -------        -------         -------
Net income......................................       436         179            105             655
Preferred stock dividends.......................       162         162          1,788              --
                                                   -------     -------        -------         -------
  Net income available to common stockholders...       274          17         (1,683)            655
Other comprehensive income......................       262      (1,109)         8,579          (8,593)
                                                   -------     -------        -------         -------
Comprehensive income............................   $   536     $(1,092)       $ 6,896         $(7,938)
                                                   =======     =======        =======         =======
Basic earnings per share........................   $  0.06     $  0.00        $ (0.17)(1)     $  0.05
Diluted earnings per share......................   $  0.05     $  0.00        $ (0.17)(1)     $  0.05

                                                                    THREE MONTHS ENDED
                                                  ------------------------------------------------------
                                                  MARCH 31,    JUNE 30,    SEPTEMBER 30,    DECEMBER 31,
                                                    1997         1997          1997             1997
                                                  ---------    --------    -------------    ------------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income.................................   $12,837     $15,275        $14,821         $16,368
Interest expense................................     9,878      11,865         11,548          12,772
                                                   -------     -------        -------         -------
  Net interest income...........................     2,959       3,410          3,273           3,596
Provision for loan and lease losses.............       243         308            120             250
Non-interest income.............................       607       1,244          1,084           1,158
General and administrative expenses.............     1,897       2,251          2,078           2,816
Other non-interest operating expenses...........       208         202            260             430
                                                   -------     -------        -------         -------
  Income before income taxes and minority
    interest....................................     1,218       1,893          1,899           1,258
Income tax expense..............................       355         618            709             (25)
Minority interest in subsidiary.................        --          67            285              42
                                                   -------     -------        -------         -------
Net income......................................       863       1,208            905           1,241
Preferred stock dividends.......................        60         162            162             162
                                                   -------     -------        -------         -------
  Net income available to common stockholders...       803       1,046            743           1,079
Other comprehensive income......................    (1,165)      2,443            (24)           (612)
                                                   -------     -------        -------         -------
Comprehensive income............................   $  (362)    $ 3,489        $   719         $   467
                                                   =======     =======        =======         =======
Basic earnings per share........................   $  0.19     $  0.24        $  0.16         $  0.24
Diluted earnings per share......................   $  0.15     $  0.16        $  0.11         $  0.16

---------------
(1) Reflects a $1.7 million nonrecurring, noncash charge related to the additional Preferred Stock dividend payable in Common Stock, based on the fair market value of the Common Stock at the time such dividend was paid. The charge reduced net income available to common stockholders by the same amount and diluted earnings per share in the third quarter of 1998 by $0.18 per share.

                                  UNDERWRITING

     Telebanc, the selling stockholders and the underwriters for the U.S. offering named below have entered into an underwriting agreement with respect to the shares being offered in the United States. Subject to certain conditions, each U.S. underwriter has severally agreed to purchase the number of shares indicated in the following table.

                        Underwriters                            Number of Shares
                        ------------                            ----------------
Goldman, Sachs & Co. .......................................
BancBoston Robertson Stephens Inc. .........................
Legg Mason Wood Walker, Incorporated........................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
                                                                    ---------
          Total.............................................        3,040,000
                                                                    =========

                            ------------------------

     If the U.S. underwriters sell more shares than the total number set forth in the table above, the U.S. underwriters have an option to buy up to an additional 456,000 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the U.S. underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following tables show the per share and total underwriting discounts and commissions to be paid to the U.S. underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the U.S. underwriters' option to purchase additional shares.

                            Paid by Telebanc
                       ---------------------------
                       No Exercise   Full Exercise
                       -----------   -------------
Per Share............    $             $
Total................    $             $

                           Paid by the Selling
                              Stockholders
                       ---------------------------
                       No Exercise   Full Exercise
                       -----------   -------------
Per Share............    $             $
Total................    $             $


     Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other
brokers or dealers at a discount of up to $     per share from the initial price
to public. If all the shares are not sold at the initial price to public, the underwriters may change the offering price and the other selling terms.


     Telebanc and the selling stockholders have entered into underwriting agreements with the international underwriters for the sale of 760,000 shares outside the United States. The terms and conditions of each of the offerings are the same and the sale of shares in each of the offerings are conditioned on each other. Goldman Sachs International, BancBoston Robertson Stephens International Limited, Legg Mason Wood Walker, Incorporated and Merrill Lynch International are the international underwriters for the international offering outside the United States. Telebanc has granted the international underwriters a similar option to purchase up to an additional 114,000 shares.

     The underwriters for each of the offerings have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer shares as a part of the distribution of the shares. The underwriters also have agreed that they may sell shares among each of the underwriting groups.

     Telebanc, our directors and certain officers, the selling stockholders and certain of our other stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the underwriters. This agreement does not apply to any securities issued pursuant to employee benefit plans, upon conversion of outstanding securities or in connection with acquisitions, business combinations or strategic investments.

     In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     As permitted by Rule 103 under the Exchange Act, underwriters and selling group members, if any, that are market makers in the common stock may make bids for or purchases of the common stock in the Nasdaq National Market until such time, if any, when a stabilizing bid for the securities has been made. Rule 103 generally provides that (1) a passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months, or any 60 consecutive days ending within the 10 days, immediately preceding the filing date of the registration statement of which this prospectus forms a part, (2) a passive market maker may not effect transactions or display bids for the common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

     Telebanc and the selling stockholders estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $850,000.

     Telebanc and the selling stockholders have agreed to indemnify the several underwriters against specified liabilities, including liabilities under the Securities Act of 1933.

     This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the shares, including sales of shares initially sold by the underwriters in the offering being made outside the United States, to persons located in the United States.

[Large full page of our web site screenshot and bar graph showing our account and deposit volume for 1993 through 1998.]

----------------------------------------------------------
----------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             ----------------------

                               TABLE OF CONTENTS


                                          Page
                                          ----
Prospectus Summary......................    1
Risk Factors............................    3
Use of Proceeds.........................    8
Price Range of Common Stock.............    8
Dividend Policy.........................    8
Capitalization..........................    9
Selected Consolidated Financial and
  Other Data............................   10
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   12
Business................................   27
Management..............................   38
Principal and Selling Stockholders......   41
Incorporation of Information We File
  With the SEC..........................   44
Where You Can Find More Information.....   44
Forward Looking Statements..............   45
Validity of the Shares..................   45
Experts.................................   45
Index to Consolidated Financial
  Statements............................  F-1
Underwriting............................  U-1


----------------------------------------------------------
----------------------------------------------------------
----------------------------------------------------------
----------------------------------------------------------
                                3,800,000 Shares

                               TELEBANC FINANCIAL
                                  CORPORATION
                                  Common Stock
                             ---------------------
                                    [LOGO]
                             ---------------------
                              GOLDMAN, SACHS & CO.

                         BANCBOSTON ROBERTSON STEPHENS

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

                              MERRILL LYNCH & CO.
----------------------------------------------------------
----------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses to be incurred by TeleBanc Financial Corporation (the "Registrant") in connection with the issuance and distribution of the securities registered hereby, all of which expenses, except for the registration fee and the Nasdaq National Market filing fee, are estimates:


Securities and Exchange Commission registration fee.........    $ 98,935
Nasdaq National Market application and listing fees.........      17,500
NASD filing fee.............................................      30,500
Printing expenses...........................................     200,000
Legal fees and expenses (other than Blue Sky)...............     200,000
Accounting fees and expenses................................     250,000
Blue Sky and NASD legal fees and expenses (including fees of
  counsel)..................................................       7,000
Transfer agent fees and expenses............................       5,000
Miscellaneous expenses......................................      56,065
                                                                --------
          Total.............................................    $865,000
                                                                ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of the Delaware corporation. The DGCL provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The certificate of incorporation of the Registrant provides for the elimination and limitation of the personal liability of directors of the Registrant for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders; (ii) for acts of omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemption or repurchases; and (iv) for any transaction from which the director derived and improper benefit. In addition, the certificate of incorporation provides that the Registrant shall, to the fullest extent permitted by the DGCL, as amended from time to time, indemnify each or its currently acting and former directors, officers, employees and agents. Article Eight of the Registrant's bylaws, entitled "Indemnification", provides for indemnification of the Registrant's directors, officers, employees and agents under certain circumstances.

ITEM 16.  EXHIBITS


EXHIBIT NO.                             EXHIBIT
-----------                             -------
   1.1**      Form of Underwriting Agreement
   4.1        Specimen certificate evidencing shares of Common Stock of
              the Registrant (incorporated by reference herein to Exhibit
              4.1 to the Registrant's Registration Statement on Form S-1,
              dated March 25, 1994, File No. 33-76930)
   5          Opinion of Hogan & Hartson L.L.P. as to the legality of the securities being registered
  23.1        Consent of Hogan & Hartson L.L.P. (included as part of
              Exhibit 5)
  23.2        Consent of Arthur Andersen LLP
  24**        Power of Attorney (included on signature page to the
              Registration Statement)


---------------

** Previously filed.


ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Arlington, State of Virginia, on this 8th day of April, 1999.


                                          TELEBANC FINANCIAL CORPORATION
                                                  (Registrant)

                                          By:    /s/ MITCHELL H. CAPLAN
                                            ------------------------------------
                                                     Mitchell H. Caplan
                                               Vice Chairman, Chief Executive
                                                           Officer
                                                       and President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated as of April 8, 1999.



                 SIGNATURE                                        POSITION
                 ---------                                        --------

                                                Chairman of the Board
--------------------------------------------
              David A. Smilow

           /s/ MITCHELL H. CAPLAN               Vice Chairman of the Board, Chief Executive
--------------------------------------------    Officer and President (principal executive
             Mitchell H. Caplan                 officer)

                /s/ SANG HAN                    Controller and Acting Chief Financial
--------------------------------------------    Officer (acting principal financial and
                  Sang Han                      accounting officer)

                     *                          Director
--------------------------------------------
                David DeCamp

                     *                          Director
--------------------------------------------
               Dean C. Kehler

                     *                          Director
--------------------------------------------
              Marcia Myerberg

                     *                          Director
--------------------------------------------
              Steven F. Piaker

                     *                          Director
--------------------------------------------
               Mark Rollinson

        *By: /s/ MITCHELL H. CAPLAN
--------------------------------------------
             Mitchell H. Caplan
              Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT NO.                             EXHIBIT
-----------                             -------
    1.1**     Form of U.S. Underwriting Agreement
    4.1       Specimen certificate evidencing shares of Common Stock of
              the Registrant (incorporated by reference herein to Exhibit
              4.1 to the Registrant's Registration Statement on Form S-1,
              dated March 25, 1994, File No. 33-76930)
    5         Opinion of Hogan & Hartson L.L.P. as to the legality of the securities being registered
   23.1       Consent of Hogan & Hartson L.L.P. (included as part of
              Exhibit 5)
   23.2       Consent of Arthur Andersen LLP
   24**       Power of Attorney


---------------

** Previously filed.